As filed with the Securities and Exchange Commission on May 12, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REGISTRATION STATEMENT

ON

SCHEDULE B

UNDER

THE SECURITIES ACT OF 1933

Oesterreichische Kontrollbank Aktiengesellschaft

(Issuer)

Republic of Austria

(Guarantor)

(Exact names of registrants)

Am Hof 4, A-1010 Vienna, Austria

(Address of principal executive office of Oesterreichische Kontrollbank Aktiengesellschaft)

DR. EVA NOWOTNY

Ambassador of the Republic of Austria to The United States of America

Embassy of the Republic of Austria

3524 International Court, N.W., Washington, D.C. 20008

(Name and address of agent for service and authorized agent in the United States for the registrants)

Copies to:

Stephan Hutter, Esq. Shearman & Sterling LLP Gervinusstrasse 17 60322 Frankfurt am Main (011 49 69) 97 11 10 00	Patrick Kenadjian, Esq. Davis Polk & Wardwell MesseTurm 60308 Frankfurt am Main (011 49 69) 97 57 03 10

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount being registered		Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)		Amount of registration fee
Guaranteed Debt Securities and Warrants to purchase the same	$1,237,833,644	(2)	100%	$1,237,833,644	(3)	$132,448.2

(1)	Estimated solely for purpose of determining the registration fee.
(2)	In United States dollars or its equivalent in one or more other currencies, currency units or composite currencies or as determined by references to in index or such other amount as shall result in an aggregate initial offering price not to exceed $1,237,833,644.
(3)	In no event will the aggregate initial offering price (exclusive of accrued interest, if any) of Guaranteed Debt Securities and Warrants issued under this Registration Statement exceed $1,238,095,000 or its equivalent. Such amount represents the principal face amount of Debt Securities issued at their principal face amount, the issue price of Debt Securities issued at original issue discount, the issue price of Warrants issued and the exercise price of Debt Securities issuable upon exercise of Warrants to purchase Debt Securities.

Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Prospectus which is part of this Registration Statement is a combined Prospectus which also covers an aggregate of $538,528,092.60 aggregate principal amount of Guaranteed Debt Securities and Warrants covered by Registration Statement No. 333-89058 and to $223,376,907.40 aggregate principal amount of Guaranteed Debt Securities and Warrants covered by Registration Statement No. 333-7982.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement relates to U.S.$1,237,833,644 aggregate principal amount of Guaranteed Debt Securities and Warrants to purchase the same of Oesterreichische Kontrollbank Aktiengesellschaft to be offered from time to time as separate issues on terms and in the manner to be specified in Prospectus Supplements to be delivered in connection with each such offering. The Prospectus included herein and constituting a part hereof relates to U.S.$1,237,833,644 aggregate principal amount of Guaranteed Debt Securities and Warrants covered hereby, to U.S.$538,528,092.60 aggregate principal amount of Guaranteed Debt Securities and Warrants covered by Registration Statement No. 333-89058 and to U.S.$223,376,907.40 aggregate principal amount of Guaranteed Debt Securities and Warrants covered by Registration Statement No. 333-7982. Oestereichische Kontrollbank Aktiengesellschaft Registration Statement No. 333-7982 relates to U.S.$1,500,000,000 aggregate principal amount of Guaranteed Debt Securities and Warrants to purchase the same of which an aggregate principal amount of U.S.$1,276,623,092.60 of guaranteed Debt Securities have been sold as issues designated: (i) U.S.$222,668,092.60 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,500,000,000 3.625% Guaranteed Global Notes Due 2004 Unconditionally Guaranteed by the Republic of Austria Issued under the Global Issuance Facility from October 2001, (ii) U.S.$315,860,000 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,250,000,000 5.125% Guaranteed Global Notes Due 2007 Unconditionally Guaranteed by the Republic of Austria Issued under the Global Issuance Facility from March 2002, (iii), U.S.$44,000,000 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,000,000,000 2.375% Guaranteed Global Notes Due 2008 Unconditionally Guaranteed by the Republic of Austria under the Global Issuance Facility from June 2003, (iv) U.S.$118,000,000 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,250,000,000 2.50% Guaranteed Global Notes Due 2008 Unconditionally Guaranteed by the Republic of Austria under the Global Issuance Facility from March 2004, (v) U.S.$197,095,000 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,000,000,000 4.50% Guaranteed Global Notes Due 2015 Unconditionally Guaranteed by the Republic of Austria under the Global Issuance Facility from March 2005, (vi) U.S.$141,500,000 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,000,000,000 4.25% Guaranteed Global Notes Due 2010 Unconditionally Guaranteed by the Republic of Austria under the Global Issuance Facility from September 2005 and (vii) U.S.$. 237,500,000 of Guaranteed Debt Securities in connection with the global offering of U.S.$1,000,000,000 4.875% Guaranteed Global Notes Due 2016 Unconditionally Guaranteed by the Republic of Austria under the Global Issuance Facility from February 2006.

1

CROSS-REFERENCE SHEET

Cross-reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

Schedule B Item*	Heading in Prospectus
1	Cover Page
2	Use of Proceeds
3

Oesterreichische Kontrollbank Aktiengesellschaft—Financial Statements; Republic of Austria—Revenues and Expenditures, Public Debt, Tables and Supplementary Information; Description of Guaranteed Debt Securities

4	Oesterreichische Kontrollbank Aktiengesellschaft—Business; Republic of Austria—Public Debt
5	Oesterreichische Kontrollbank Aktiengesellschaft—Financial Statements—Consolidated Income Statement; Republic of Austria—Revenues and Expenditures
6	**
7	Authorized Agent
8	**
9	**
10	**
12	Legal Opinions

*	Part of Item 3 and Items 11, 13 and 14 are omitted from the Prospectus but are included in the Registration Statement.
**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of Guaranteed Debt Securities and/or Warrants offered thereby.

Prospectus

Oesterreichische Kontrollbank

Aktiengesellschaft

Guaranteed Debt Securities

Unconditionally Guaranteed by the

Republic of Austria

Guaranteed Debt Securities—

From time to time during the period of twelve months from the date of this Prospectus, Oesterreichische Kontrollbank Aktiengesellschaft may offer:

•	up to the equivalent of U.S.$1,999,738,644 aggregate principal amount of Guaranteed Debt Securities

•	with or without warrants

•	that are unconditionally guaranteed by the Republic of Austria.

Presentation of Information—

We provide information to you about these Guaranteed Debt Securities in two separate documents that progressively provide more detail: (a) this Prospectus, which provides general information, some of which may not apply to a particular issuance of these Guaranteed Debt Securities, and (b) an accompanying Prospectus Supplement, which will describe the specific terms of a particular issuance, such as:

•	the designation, aggregate principal amount, denomination, or currency

•	terms relating to the exercise of warrants (if any are issued)

•	the method for selling, including names of the underwriters

•	any recent developments since publication of the Prospectus

Neither the SEC nor any state securities commission has approved these Guaranteed Debt Securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

May 12, 2006

You should rely only on the information provided in this Prospectus and the accompanying Prospectus Supplement including the information incorporated by reference. No other information that may be provided to you is authorized by us. We are not offering the Guaranteed Debt Securities in any state in which the offer is not permitted. We do not guarantee the accuracy of the information in this Prospectus or the accompanying Prospectus Supplement as of any date other than the dates stated on their respective covers.

We include cross-references in this Prospectus and in the accompanying Prospectus Supplement to captions in these materials where you can find further information. The Table of Contents produced above and the Table of Contents included in the accompanying Prospectus Supplement provide the pages on which these captions are located.

This Prospectus should be retained for future reference in connection with the offering from time to time of the Guaranteed Debt Securities.

In this Prospectus all monetary amounts are expressed in euro (“EUR” or “€”) unless otherwise specified. Other, including those replaced by the EUR, currencies are abbreviated as follows:

Currency	Abbreviation
Australian dollars	AUD
Austrian schillings	ATS
Brazilian real	BRL
Canadian dollars	CAD
German mark	DEM
Hungarian forint	HUF
Iceland Krona	ISK
Japanese yen	JPY
Mexican Peso	MXN

Currency	Abbreviation
New Zealand Dollar	NZD
Norwegian krone	NOK
Slovakian krone	SKK
South African Rand	ZAR
Sterling	GBP
Swiss franc	CHF
New Turkish Lira	TRY
United States dollars	dollars, $, or USD

Solely for the convenience of the reader, except where expressly indicated, certain financial information with respect to Oesterreichische Kontrollbank Aktiengesellschaft has been translated from euro into dollars at the rate of 1.1843 dollars to the euro, the rate in effect at 11:00 a.m. in New York City on December 29, 2005, as reported by The Wall Street Journal. Other financial information has been translated at specified rates of exchange in effect at the ends of the periods indicated or on the specified dates. These conversions should not be construed as representations that the euro amounts could have been or could be converted into dollars at that or any other rate. For further information with respect to exchange rates, including the average rates of exchange between the euro and the dollar since 2001, see “Republic of Austria—Foreign Exchange—Exchange Rates of the Euro”.

ENFORCEMENT OF LIABILITIES

Oesterreichische Kontrollbank Aktiengesellschaft (“we” or the “Bank” or “OKB” or “Oesterreichische Kontrollbank AG”) is located in the Republic of Austria (“Austria” or the “Republic”) and the members of the Board of Executive Directors and the Supervisory Board of the Bank, as well as the experts and governmental officials and certain of the underwriters who may be named in the Prospectus Supplements, are residents of Austria or of other foreign countries, and all or a substantial portion of the assets of the Bank and certain other persons are located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over such persons in proceedings brought in courts in the United States, or to collect in the United States upon judgments of United States courts against such persons, including judgments predicated upon civil liabilities under the United States Securities Act of 1933 (the “Securities Act”). There may be doubt as to the enforceability in foreign courts, in original actions, of liabilities predicated upon the Securities Act and as to the enforceability in such courts of judgments of United States courts including judgments imposing liabilities predicated upon the Securities Act. Judgments of United States courts may not be enforceable in Austria.

In the Fiscal Agency Agreement relating to each offering of Guaranteed Debt Securities or Warrants, the Bank and Austria have expressly submitted to the jurisdiction of any state or federal court sitting in the City of New York in actions arising out of or based upon such Guaranteed Debt Securities, the guarantees of such Securities by Austria (the “Guarantees”) or Warrants. In the case of Austria, this express submission does not extend to actions brought under United States securities laws. In addition to the specific submission to jurisdiction referred to above, the Bank has, in the registration statement on Schedule B filed with the Securities and Exchange Commission of which this prospectus forms a part, appointed an agent for service of process with respect to any actions arising out of or based upon the offer and sale of the Guaranteed Debt Securities and Warrants in any place subject to the jurisdiction of the United States or any state thereof.

The United States Foreign Sovereign Immunities Act of 1976, which applies to Austria and may apply to the Bank, provides that foreign States and their agencies or instrumentalities and their respective property are in varying degrees immune from the jurisdiction of courts in the United States. The Bank and Austria will expressly and irrevocably waive their immunity from suit and from execution of a judgment in respect of actions arising out of or based on the Guaranteed Debt Securities, the Guarantees and the Warrants. These express waivers will not extend to actions brought under the United States securities laws, but the United States Foreign Sovereign Immunities Act of 1976 may afford a jurisdictional basis for such actions and preclude the claim of sovereign immunity in connection therewith.

In the opinion of Ortner Pöch Foramitti Rechtsanwälte GmbH, Austrian counsel to the Bank, neither the Bank nor Austria would be entitled under Austrian law to assert the defense of sovereign immunity in any action instituted in an Austrian court to enforce the Guaranteed Debt Securities, the Guarantees or the Warrants, although certain property of Austria would be exempt from execution to satisfy any judgment rendered against Austria in any such proceeding.

USE OF PROCEEDS

As provided by the Austrian Export Financing Guarantees Act of 1981, as amended, and in accordance with the “Arrangement on Officially Supported Export Credits” as negotiated within the framework of the OECD, we will use the net proceeds from the sale of the Guaranteed Debt Securities and the Warrants primarily to finance export transactions, either directly or by repaying borrowings incurred to finance such transactions. In addition, we may use the proceeds from these sales for temporary or interim investments or for any other purpose permitted by the Export Financing Guarantees Act or the “Arrangement on Officially Supported Export Credits”. We will make additional borrowings, both domestic and external, of substantial amounts in connection with our financing of export transactions. The nature, amount and timing of such borrowings have not been determined and will be dependent on financial needs and market conditions. For information concerning the undisbursed balance of export loans that we were contractually committed to make as of December 31, 2005, see “Business—Export Loan Financing by the Bank—Export Loans and Commitments”.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

The Bank was established in 1946 under the Austrian Stock Corporation Act (Aktiengesetz) to provide services outside routine commercial banking functions to the Austrian economy. The Bank’s activities include the administration of export guarantees (as agent of the Republic) and the financing of Austrian exports. Its registered and head office is located at Am Hof 4, A-1010 Vienna, Austria.

In 1950 the Bank became involved in the financing and promotion of Austrian exports. Since the original adoption of the Export Promotion Act in 1964, which was replaced on June 1, 1981 by the Export Guarantees Act of 1981, and which has since been amended (the “Export Guarantees Act”), the Bank has acted as the sole agent of Austria for the administration of guarantees issued by Austria under this Act covering commercial, political and foreign exchange risks in connection with Austrian exports. The Bank also provides medium- and long-term financing to banks and foreign importers for export transactions, the repayment of which is guaranteed by Austria under the Export Guarantees Act. Substantially all borrowings by the Bank in connection with export loan financing are guaranteed either as to principal and interest, as to foreign exchange risk or as to both by Austria under the Export Financing Guarantees Act of 1981, as amended (the “Export Financing Guarantees Act”). See “Business—Export Loan Financing by the Bank—Sources of Funds for Export Loans”. The Bank also engages in certain other financial activities including non-export related lending to Austrian public entities and the organization and administration of domestic bond issues, in particular bond offerings by the Republic. Until January 31, 2005, the Bank also operated the clearing system of the Vienna Stock Exchange. As of February 1, 2005, these activities were transferred to Central Counterparty Austria, or CCP.A., a joint venture between the Bank and the Vienna Stock Exchange. The Bank clears and settles the OTC-transactions in its function as Central Securities Depositary. In the context of the trading of foreign registered shares on the Vienna Stock Exchange, the Bank may be registered—in its function as Austrian Central Securities Depositary—as the holder of these shares. The Bank does not accept deposits from the general public or engage in general lending or other commercial banking activities.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

CAPITALIZATION(1)

The total capitalization of the Kontrollbank Group at December 31, 2005 was as follows:

	(Thousands of dollars)(2)	(Thousands of euro)
Long-term indebtedness(3)
Liabilities to banks	6,681	5,641
Liabilities to customers	0	0
Liabilities in negotiable instrument form	15,722,376	13,275,670

Total long-term indebtedness	15,729,057	13,281,311
Equity	436,810	368,834

Total long-term capitalization	16,165,867	13,650,145
Short-term indebtedness
Liabilities to banks	2,291,141	1,934,595
Liabilities to customers	905,684	764,742
Liabilities in negotiable instrument form	10,387,684	8,771,159

Total short-term capitalization	13,584,508	11,470,496

Total capitalization	29,750,375	25,120,641

(Dollar amounts may not add due to rounding.)

(1)	The Financial Statements included in this Prospectus have been prepared in accordance with IFRS. See page 13ff.
(2)	Amounts in this column have been translated into dollars at the exchange rate specified in the paragraph following the Table of Contents hereof.
(3)	The Bank has completed the following public issues of foreign currency debt from January 1, 2006 through April 18, 2006: USD 1,000,000,000 4,875% Guaranteed Global Notes due February 16, 2016; CHF 125,000,000 Reopening of 2.50% Guaranteed Notes due October 18, 2012; CHF 150,000,000 Reopening of 2.875% Guaranteed Notes due February 25, 2030.

BUSINESS

We primarily administer guarantees issued by the Republic for export transactions (“Export Guarantees”; these Guarantees are not liabilities of the Bank) and we provide export loan financing.

Austria directly pays all claims on Export Guarantees. In contrast, the Bank conducts its export loan financing activities, which relate exclusively to the refinancing of receivables covered either by Export Guarantees or, to a lesser extent, by private credit insurance and other means, for its own account.

The Bank also performs several significant functions in the Austrian capital markets. In this field, through Central Counterparty Austria, a joint venture with the Vienna Stock Exchange, the Bank exercises a central function in the custody and administration of securities and endeavors to improve existing services for the banking community, the Vienna Stock Exchange and the capital markets participants.

Export Services

Administration of Austrian Export Guarantees

Pursuant to the Export Guarantees Act, the Bank acts as Austria’s sole agent for the administration of Export Guarantees. Except in cases in which the Bank itself is to be the beneficiary of an Export Guarantee, we process and perform a credit analysis of applications for Export Guarantees. All Export Guarantees must be authorized by the Republic and are issued and administered by the Bank on behalf of the Republic. During 2005, the Bank, as agent of the Republic, issued 942 Export Guarantees covering export transactions with a total value of EUR 5.5 billion ($6.5 billion), and at December 31, 2005, the total value of all export transactions covered by Export Guarantees amounted to EUR 30.9 billion ($36.6 billion). In August 2005 the validity of the Export Guarantees Act was extended until December 31, 2010. Guarantees issued under the act will not be affected by the expiration of the Export Guarantees Act.

Under the Export Guarantees Act the Austrian Government could initiate a procurement procedure in which other institutions with an appropriate banking license within the European Economic Area would be eligible to compete with the Bank to become the Republic’s sole agent for the administration of Export Guarantees. In such event:

•	the Austrian Government is required to inform the Bank at least two years prior to initiating a procurement procedure for awarding a new agency contract to one of the tendering institutions, which will include the Bank; and

•	the Bank will remain the sole agent of the Republic for as long as no other party has been awarded an agency contract pursuant to the prescribed procurement procedure;

•	in case a new agent is appointed, any export guarantees and export financing transactions pending at that time will continue to be administered by the Bank and credit operations to raise the required funds will continue to be guaranteed by the Republic.

The Bank is a member of the Berne Union (International Union of Credit and Investment Insurers), which consists of 52 export credit and investment insurers from 41 countries.

Risks Covered by Export Guarantees.    Liabilities assumed by the Republic under the Export Guarantees Act take the form of guarantees for the due performance of contracts by the foreign contracting parties, or guarantees by aval on bills of exchange whose discount proceeds are applied to financing export transactions. The export guarantee scheme comprised of 12 types of guarantees. The most significant is the buyer’s credit cover for loans (“Tied Loans”) granted by banks to foreign importers, foreign financial institutions and foreign government agencies for the purpose of providing funds for payments to Austrian exporters, (“Tied Loan Guarantees”), which represented EUR 10.8 billion or 34.9% of total guarantees outstanding as of December 31, 2005.

Other significant export guarantees are guarantees for investments abroad (EUR 2.73 billion or 8.8% of total guarantees outstanding as of December 31, 2005) and reinsurance guarantees (EUR 2.36 billion or 7.6% of total guarantees outstanding as of December 31, 2005).

In addition, export guarantees are available for direct deliveries and services (EUR 1.44 billion or 4.7% of total guarantees outstanding as of December 31, 2005).

Payments under Export Guarantees.    The regulation of the Minister of Finance under the Export Guarantees Act provides that Austria will pay claims against it under Export Guarantees upon recognition of its liability (in cases of both matured claims and claims that mature after Austria recognizes its liability) in accordance with the payment schedule established in the underlying contract. These regulations also present acceleration of a payment schedule against Austria under an Export Guarantee. The regulation permits Austria to deny liability under an Export Guarantee under certain circumstances, mainly in cases of fraud or misrepresentation in connection with the issuance of such guarantee or failure to comply with the guarantee’s conditions. In 2005 Austria, as guarantor, paid gross claims amounting to EUR 205 million (2004: EUR 202 million), while recoveries totaled EUR 71 million (2004: EUR 86 million).

Maximum Liability of Austria on Export Guarantees.    The Export Guarantees Act establishes a ceiling of EUR 35.0 billion ($41.5 billion) for outstanding Export Guarantees. As of December 31, 2005, the total of guarantees issued by Austria amounted to EUR 30.9 billion ($36.7 billion) or 88.4% of the maximum authorized amount. When calculating the extent of utilization, the basic amounts (maximum amount of guarantee less the lowest rate of retention) outstanding under the guarantees and the total financing requirements reported in the case of guarantees by aval on bills of exchange must be included.

Export Loan Financing by the Bank

In addition to our role as sole agent for the administration of Austria’s export guarantee program under the Export Guarantees Act, we also grant loans to banks, including banks that are shareholders of the Bank, to permit them to refinance their own export loans (“Refinancing Loans”). The refinancing may include the credit portion of the costs of extending a tied loan or the acquisition of accounts receivable of an exporter.

Export Loans and Commitments.    The following table provides the aggregate principal amount of refinancing of tied loans and the acquisition of accounts receivable outstanding as of December 31, 2005 in each of the last five years:

	2001	2002	2003	2004	2005
	(Billions of euro)				(Billions of euros)	(Billions of dollars)
Tied loans	10.6	10.3	10.6	10.0	8.4	9.9
Acquisitions of accounts receivable	0.5	0.4	0.2	0.2	0.2	0.2
Other refinancing contracts	11.5	10.9	11.7	12.3	14.5	17.2

Total	22.6	21.6	22.5	22.5	23.2	27.5

Of the total export financing outstanding as of December 31, 2005, EUR 17.4 billion ($20.6 billion) were to banks which are shareholders of the Bank.

Additionally, we are contractually obligated to grant future export financing. As of December 31, 2005, the balance of export financing not yet granted which we were contractually obligated to make was EUR 2.8 billion ($3.3 billion). This balance was scheduled to be drawn down as follows (dollar amounts may not add due to rounding):

	(Millions of euro)	(Millions of dollars)
Through December 31,
2006	1,359	1,609
2007	1,287	1,524
2008	130	154
2009	—	—

	2,776	3,288

All of these undisbursed amounts may be cancelled in whole or in part at the option of the borrower, but the aggregate amount of cancellations to date has been insignificant. Because of estimates, the timing of the draw-downs of these undisbursed amounts may change from time to time due to late deliveries, construction delays or other reasons.

Of the Bank’s outstanding refinancing of export loans at December 31, 2005, approximately 8.7% were for exports to European Union Member States, 14.8% to the rest of Europe (including Turkey and the Commonwealth of Independent States), 11.9% to Asia, 6.7% to Africa, and 1.1% to the Americas. The remaining percentage was for export loans covered by Export Guarantees for which no regional breakdown is available.

Terms and Conditions of Export Financing.    We denominate substantially all of our export financing in euro. We only finance the portions of loans that are fully covered by Export Guarantees, are insured or otherwise secured in accordance with the Export Financing Guarantees Act. When refinancing loans, the Bank obtains (1) assignments of the rights of the bank against its borrower and against Austria or a credit insurer under the Export Guarantee or credit insurance covering the refinanced loan or against any other qualified guarantor and (2) an assignment of the rights of the Austrian exporter against the foreign importer. In almost all cases where Tied Loans are not made directly to a foreign government, governmental agency or financial institution, these loans are, in addition to being covered by Export Guarantees, also guaranteed by a foreign government, governmental agency or financial institution.

Each export financing made by the Bank since 1975 has consisted of a portion bearing interest at a floating rate and a portion bearing interest at a fixed rate. Between 10% and 50% of the principal bears interest at a floating rate, which depends on the maturity of the loans and is repaid prior to the fixed rate portion. The floating rate portion bears interest at the export finance rate usually determined quarterly by the Bank on the basis of the cost of our export related borrowing operations. For the first quarter of 2006, this rate for euro loans was set at 4.20% per annum. A statutory committee chaired by the Ministry of Finance, after consultation with the Bank, sets the Bank’s interest rates for the fixed rate portions. The current fixed rate varies between 2.70% and 4.0% per annum, depending on the maturity of the loans. Because the Bank adjusts the floating rate portions of export loans, it is able to recover increases in the costs of its borrowing operations, including borrowing operations to fund the fixed rate portions of its export financing.

Generally, loans made to refinance the export of consumer goods have a repayment term of less than one year and loans made to refinance the export of heavy capital goods or major projects generally have repayment terms of five to ten years. In certain cases, export financing on soft terms involving exports to developing countries may have longer maturities.

Sources of Funds for Export Financing.    The principal sources of funds for our export financing activities are borrowings and issuances of debt securities, both in Austria and abroad. See “Financial Statements—Statement of Changes in Financial Position” and Note 18 of Notes to Financial Statements.

The Export Financing Guarantees Act authorizes the Minister of Finance to issue on behalf of Austria unconditional guarantees of Austria for the payment of principal and interest on borrowings incurred by the Bank for the purpose of financing export transactions, including export loans, or for the purpose of refinancing such borrowings. In addition, Austria is authorized to guarantee, in the case of foreign currency borrowings, that we shall not have to pay more principal and interest expressed in euro than contemplated at the time of the borrowing on the basis of then prevailing exchange rates. The Export Financing Guarantees Act provides that Austria’s guarantees may only be issued if, after giving effect to such issuance, the aggregate liability for payments of principal under all guarantees then in effect does not exceed the amount of EUR 30 billion ($35.5 billion). An amount equal to 10% of the euro equivalent of the outstanding guaranteed principal is added in computing the aggregate amount of such liability in view of the exchange rate risk. As of December 31, 2005 the total amount of outstanding liabilities of Austria under the Export Financing Guarantees Act was EUR 24.2 billion ($28.7 billion).

Payment of principal and interest on most foreign currency borrowings of the Bank is covered by Austria’s guarantees under the Export Financing Guarantees Act. Austria has guaranteed the Bank against foreign exchange risks in connection with substantially all foreign currency borrowings by the Bank. As of December 31, 2005 the total of outstanding borrowings denominated in currency other than euro by the Bank amounted to EUR 10.2 billion ($12.1 billion). As of December 31, 2005 the total amount of outstanding borrowings denominated in euro by the Bank amounted to EUR 13.8 billion ($16.3 billion).

In August 2005 the validity of the Export Financing Guarantees Act was extended until December 31, 2011. Guarantees of Austria issued prior to such date will not be affected by the expiration of the Act. In addition to the extension of the validity of the Act, the maximal outstanding aggregate amount of guarantees issued under the Act was raised from EUR 25 billion ($29.6 billion) to EUR 30 billion ($35.6 billion).

Securities Services

Domestic Capital Markets Activities.    We act as an agency for the organization and administration of domestic bond issues, in particular, bond offerings by the Republic of Austria. Processing is effected via the automated and electronic Austrian Direct Auction System (ADAS) developed by OKB.

In 2005 we organized and administered new bond issues of nonbanks representing a nominal amount of EUR 6.7 billion ($7.9 billion).

Over the past few years, the group of financial institutions eligible to participate in auctions of bonds and money markets treasury bills of Austria has been expanded to include all financial institutions that hold a securities account with us as the central securities depositary. As of December 31, 2005, 27 financial institutions were eligible to participate in these auctions. Currently, both federal bonds and federal treasury bills are auctioned using the yield tender procedure.

In connection with domestic debt offerings, we also act as principal paying agent. At the end of 2005, we administered payments for 315 bond issues and federal treasury bills.

The Capital Markets Act, which entered into force on January 1, 1992, entrusted us with the function of a notification office. The notification office acts as a depositary for the prospectuses to be issued in compliance with the Capital Markets Act and the Investment Funds Act, and prepares a calendar for planned issues of securities and investments as defined in the Capital Markets Act. The notification office publishes the information regarding planned issues which it has received, in the form of a preview, without naming the prospective issuers, on a daily basis via Reuters, and once a week in the Bank’s information brochure “Kapitalmarktservice”. Since Austria’s joining the European Economic Area (“EEA”) and the European Union (“EU”), the notification office has also been in charge of the mutual recognition, approval and depositing of prospectuses issued in the EEA member states. Due to the adoption of the Prospectus Directive which led to an amendment of the Capital Markets Act with effect of 10 August 2005, the Financial Markets Authority became responsible as “competent authority” for prospectuses. The notification office still acts as depositary for prospectuses and runs the calender of issues. In 2005 the notification office processed approximately 3,000 reports for the issue calendar, and approximately 14,000 prospectuses (including amendments to prospectuses) were filed in compliance with the Capital Markets Act and the Investment Funds Act.

Stock exchange trading, clearing and settlement.    By virtue of a decree of the Vienna Stock Exchange Council, we have been the clearing agency for the Vienna Stock Exchange since 1949. On November 5, 1999 trading on the Vienna Stock Exchange was entrusted to the Xetra trading system of the Deutsche Börse AG. Until January 31, 2005, we continued to clear and settle the transactions on the Vienna Stock Exchange even after the introduction of the German trading system. As of February 1, 2005, we transferred these activities to Central Counterparty Austria GmbH, a joint venture between the Bank and the Vienna Stock Exchange.

Central Securities Depositary.    Since July 1, 1965, we have acted as the central depositary for securities in Austria. Depositors can open collective securities depositary accounts and benefit from the attendant advantages (simplification of securities custody, administration and transfer). Account holders include all members of the Vienna Stock Exchange, brokers and clearing institutions as well as foreign and domestic credit and financial institutions. In our capacity as central depositary, we have also entered into agreements with other central depositaries in order to ease cross-border settlement of securities transactions. Such agreements exist with the German, Dutch, French and Italian central depositaries, as well as with the Euroclear System (“Euroclear”) and Clearstream Banking société anonyme, Luxembourg (“Clearstream Luxembourg”).

Competence Center for the Energy Market.    In 2001 we took advantage of the deregulation of the electricity energy markets in Austria to develop a new business segment. The Bank performs the functions of financial clearing and risk management for “adjusted energy” (the difference between the contracts entered into by market participants on the basis of forecasts and the actual consumption/production of energy, which has to be consumed or generated by market participants). In 2003 we assumed the equivalent function for the gas energy market. On this basis, we are positioning ourselves as a competence center for the entire energy sector.

Other Services

Non-Export Loan Activities.    As of December 31, 2005, the Bank’s non-export loans totaled approximately EUR 0.35 million ($0.41 million). These loans were made to the Austrian telephone and telegraph system prior to Telekom Austria’s privatization, Austrian political subdivisions and others, including a program for the refinancing of loans given by Austrian banks for the maintenance and improvement of museums. These non-export loans have been financed by borrowings from Austrian banks.

Money Markets Operations.    We are a dealer in the Austrian money markets in interest-bearing demand deposits and short-term time deposits of credit institutions including our shareholder banks. During 2004 the average daily closing balance of money markets accounts receivable of the Bank connected with such operations was approximately EUR 0.31 billion ($0.37 billion).

Intermediary Transactions.    The Bank acts, in certain situations, on a commission basis as an intermediary for other Austrian banks by making loans to borrowers designated by these banks upon receipt of matching funds from these banks (fiduciary loans). These transactions are structured so that the credit risk is borne by these banks and not by us.

Information Services.    Furthermore, the segment “Other Services” encompasses our information services which deliver studies, analyses, or concise summaries on global financial and economic developments by mainly targeting business enterprises, domestic and foreign financial service providers as well as scientific and research institutions.

MANAGEMENT

Our business is managed by a Board of Executive Directors. Our Supervisory Board appoints the members of the Board of Executive Directors for a term of up to five years. The current members of our Board of Executive Directors are Johannes Attems and Rudolf Scholten.

Pursuant to the Austrian Banking Act of 1993 (Bankwesengesetz), the Minister of Finance of Austria must appoint a commissioner and a deputy commissioner for most banks, including OKB. The commissioners are entitled to participate in the meetings of the shareholders and of the Supervisory Board of the Bank and must object to resolutions which in their view violate the laws or regulations of Austria. The objection of a commissioner suspends the effectiveness of such resolutions until the determination by the Financial Markets Authority as to their validity. In addition, the Export Financing Guarantees Act authorizes the Minister of Finance to appoint a Representative and a deputy Representative who are charged with protecting the interests of Austria in connection with the guarantees assumed by Austria under the Act. These Commissioners/Representatives are entitled to examine all books and records of the Bank and to participate without vote in all deliberations of the Bank relating to borrowings by the Bank which are the subject of guarantees of Austria under the Export Financing Guarantees Act.

The names of the current Commissioners/Representatives under both statutes and the positions they hold with Austria are:

Alfred Lejsek, Commissioner/Representative	Head of Directorate III/B — Financial Markets, Austrian Federal Ministry of Finance

Matthias Winkler, Deputy Commissioner/Deputy Representative (until December 31, 2005)	Head of Office of the Austrian Federal Minister of Finance

Johann Kinast, Deputy Commissioner/Deputy Representative (since March 1, 2006)	Head of Unit III/B — Export Guarantees and Debt Rescheduling, Austrian Federal Ministry of Finance

At December 31, 2005 we had 368 employees.

SHAREHOLDERS AND SUPERVISORY BOARD

Our share capital is owned by leading Austrian banks.

On December 31, 2005 our share capital was EUR 130 million, divided into 880,000 ordinary no-par value shares, all of which are issued and fully paid. The shares are in registered form.

A substantial portion of our business is with our shareholders and their affiliates and with various other organizations with which the members of our Supervisory Board and our Board of Executive Directors are affiliated as directors, officers or otherwise. We do not consider the Bank to be a competitor of its shareholders or of other Austrian banks and credit institutions. We generally do not initiate transactions without consultation with our shareholders, and when we do transact business with our shareholders we do so on an arm’s-length basis. See “—Business”.

Our Supervisory Board currently consists of the following members elected by the shareholders of the Bank:

Name	Principal Occupation

Erich Hampel Chairman	General Manager and Chairman of the Board of Executive Directors of Bank Austria Creditanstalt AG

Walter Rothensteiner 1st Vice-Chairman	General Manager and Chairman of the Board of Executive Directors, Raiffeisen Zentralbank Österreich Aktiengesellschaft

Reinhard Ortner 2nd Vice-Chairman	Member of the Board of Executive Directors, Erste Bank der oesterreichischen Sparkassen AG

Elisabeth Bleyleben-Koren	Deputy General Manager and Vice-Chairman of the Board of Executive Directors, Erste Bank der oesterreichischen Sparkassen AG

Christian Coreth	Member of the Board of Executive Directors, Erste Bank der oesterreichischen Sparkassen AG

Stefan Ermisch	Member of the Board of Executive Directors, Bank Austria Creditanstalt AG,

Jürgen Danzmayr	Chairman of the Board of Executive Directors, Schoellerbank Aktiengesellschaft

Heimo Penker	Chairman of the Board of Executive Directors, Schoellerbank Aktiengesellschaft

Regina Prehofer	Director and Member of the Board of Executive Directors, Bank Austria Creditanstalt AG

Angelo Rizzuti	Head of the Department of International Trade Finance and Financial Institutions, Bank Austria Creditanstalt AG

Herbert Stepic	Deputy General Manager and Vice-Chairman of the Board of Executive Directors, Raiffeisen Zentralbank Österreich Aktiengesellschaft

Johann Strobl	Member of the Board of Executive Directors, Bank Austria Creditanstalt AG

Johann Zwettler	Former General Manager and Chairman of the Board of Executive Directors, Bank für Arbeit und Wirtschaft Aktiengesellschaft

Franz Zwickl	Former Member of the Board of Executive Directors, Bank Austria Creditanstalt AG

In addition, Austrian law requires that our employees be represented on the Supervisory Board by delegates elected to four-year terms by the Staff Council. These delegates have the right to vote on substantially all questions at meetings of the Supervisory Board. The employee delegates on the Supervisory Board are: Martin Krull, Anish Gupta, Erna Scheriau, Doris Hanreich-Wiesler, Otto Schrodt and Claudia Richter.

The Supervisory Board reports and comments to the shareholders on the Bank’s management and financial condition. The authorization of certain transactions by the Board of Executive Directors, including borrowing and lending by the Bank in excess of certain amounts, is subject to approval by the Supervisory Board. With respect to our borrowing and lending activities, the Supervisory Board has delegated this function to an Executive Committee consisting of:

Erich Hampel	Chairman of the Supervisory Board
Walter Rothensteiner	1st Vice-Chairman of the Supervisory Board
Martin Krull	Employee delegate on the Supervisory Board

As required by the Austrian Stock Corporation Act (Aktiengesetz) the Supervisory Board has appointed a committee for the examination and preparation of the approval of the annual financial statements (Ausschuss zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses) which consists of the chairman and the 1st vice-chairman of the Supervisory Board and the chairman of the works council (Betriebsratsvorsitzender).

FINANCIAL STATEMENTS

Introductory Note to Financial Statements

The following version of financial statements is a translation of the consolidated financial statements of Oesterreichische Kontrollbank Group which are originally prepared in German language. The consolidated financial statements of Oesterreichische Kontrollbank Group were prepared in accordance with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB). In 2005, the Bank has for the first time prepared its consolidated financial statements in accordance with IFRS (first adoption; see Notes 64ff).

The Bank’s financial statements published in Austria are audited in accordance with generally accepted auditing standards in Austria by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH (“KPMG”) a firm of qualified independent public accountants in Austria. The result of the audit is reported in the auditor´s certificate included in the published annual financial statements of the Bank. KPMG has given its unqualified opinion that the accounting records and the financial statements of the Bank comply with the above-mentioned legal regulations and the accounting principles and procedures generally accepted in Austria. The purpose of such audit is to examine whether the financial statements are accurate and comply with the legal provisions, since the aforementioned statutes and regulations contain detailed rules of accounting, with special regard to the protection of creditors. After the shareholders’ meeting held on May 23, 2006, the Bank’s financial statements and the consolidated financial statements will be filed with the commercial register at the Handelsgericht Wien, Marxergasse 1a, 1030 Vienna, under the registration FN 857496 and will also be published in the “Wiener Zeitung.”

The herein contained financial statements differ substantially from financial statements prepared in accordance with the accounting and financial reporting practices followed in the United States and, thus, have not been prepared in accordance with the accounting rules and regulations adopted by the Securities and Exchange Commission under the Securities Act of 1933, and as subsequently amended. The accounting and reporting principles applicable to the Bank’s consolidated financial statements are presented in Note 1 to 14 of the Notes to Financial Statements. It is not deemed feasible to prepare and present the various financial statements of the Bank in accordance with practices and principles followed in the United States.

CONSOLIDATED INCOME STATEMENT

in 1,000 EUR	Notes	2005	2004	± Changes in %
Consolidated Income Statement
Interest and similar income		605,187	553,167	+9.4
Interest and similar expenditure		-528,508	-472,747	+11.8

Net interest income	16	76,679	80,420	-4.7

Credit risk provisions (net)	17	—	—	—
Result from commissions	18	37,922	35,957	+5.5
Income from commissions		58,219	57,054	+2.0
Expenditure for commissions		-20,297	-21,097	-3.8
General administrative expenditure	20	-73,444	-67,469	+8.9
Balance of other income and expenditure	21	9,789	787	x

Operating result		50,946	49,695	+2.5

Net income from investments	19	10,470	4,114	+154.5
Balance of extraordinary income and expenditure		—	—	—

Pre-tax profit for the year		61,416	53,809	+14.1

Taxes on income, other taxes	22	-13,540	-20,301	-33.3

After-tax profit for the year		47,876	33,508	+42.9

Minority interests		-164	-158	+3.8

Net profit for the year		47,712	33,350	+43.1

	Dec. 31, 2005	Dec. 31, 2004
Earnings per share
Net profit for the year in 1,000 EUR	47,712	33,350
Average number of shares issued	880,000	880,000

Earnings per share in EUR	54.22	37.90

On December 31, 2005—as in the previous year—no exercisable rights of conversion or option rights were outstanding. Thus the undiluted earnings per share correspond to the values stated.

CONSOLIDATED BALANCE SHEET

in 1,000 EUR	Notes	Dec. 31, 2005	Dec. 31, 2004	± Changes in %
Assets
Cash reserve	25	186,822	155,996	+	19.8
Receivables from banks	26	22,596,125	20,873,668	+	8.3
Receivables from customers	27	2,256,965	2,328,501	-	3.1
Risk provisions	6, 29	-672	-672		—
Financial investments	30	874,888	816,515	+	7.1
Property and equipment	32	38,594	41,628	-	7.3
Other assets	34	1,059,141	952,387	+	11.2

Total assets		27,011,863	25,168,023	+	7.3

in 1,000 EUR	Notes	Dec. 31, 2005	Dec. 31, 2004	± Changes in %
Liabilities
Liabilities to banks	35	1,940,236	2,398,154	-	19.1
Liabilities to customers	36	764,742	728,898	+	4.9
Securities liabilities	37	22,046,829	19,037,768	+	15.8
Provisions	38	1,054,988	967,581	+	9.0
Other liabilities	40	836,234	1,699,258	-	50.8
Equity	41	368,834	336,364	+	9.7
of which minority interests		3,635	3,610	+	0.7

Total liabilities		27,011,863	25,168,023	+	7.3

STATEMENT OF CHANGES IN EQUITY

in 1,000 EUR	Subscribed capital	Capital reserves	Retained earnings	Profit for the year	Minority interests	Total = Equity
Statement of Changes in Equity 2004
as at Jan. 1, 2004	130,000	3,347	174,906	4,921	3,591	316,765

Changes in retained earnings			-8,849	8,849		—
Profit for the year				33,350	158	33,508
Currency translation						—
Changes in consolidated companies						—
Distribution of profit and share in profits				-13,770	-139	-13,909

as at Dec. 31, 2004	130,000	3,347	166,057	33,350	3,610	336,364

in 1,000 EUR	Subscribed capital	Capital reserves	Retained earnings	Profit for the year	Minority interests	Total = Equity
Statement of Changes in Equity 2005
as at Jan. 1, 2005	130,000	3,347	166,057	33,350	3,610	336,364

Changes in retained earnings			18,083	-18,083		—
Profit for the year				47,712	164	47,876
Currency translation						—
Changes in consolidated companies						—
Distribution of profit and share in profits				-15,267	-139	-15,406

as at Dec. 31, 2005	130,000	3,347	184,140	47,712	3,635	368,834

The subscribed capital and the capital reserves stated correspond to the unconsolidated accounts of Oesterreichische Kontrollbank AG.

More information on the statement of changes in equity is provided in Note (41).

CASH FLOW STATEMENT

in 1,000 EUR	2005	2004
Cash Flow Statement
Profit for the year (before taxes and minority interests)	61,416	53,809

Non-cash items included in profit for the year, and adjustments to reconcile profit for the year to cash flows from operating activities
Depreciation/revaluation gains on property and equipment, intangible and financial assets	5,343	6,005
Changes in/release of provisions and risk provisions	16,641	745
Profit/loss from the disposal/valuation of financial assets and fixed assets (incl. derivative financial instruments)	-1,264,756	82,960
Unrealized gains and losses from changes in exchange rates	1,257,911	-86,529
Other adjustments (net)	-9,607	17,155
Changes in assets and liabilities from operating activities after adjustments for non-cash components
Receivables from banks	-1,364,171	-499,137
Receivables from customers	70,695	21,463
Financial investments at fair value through profit and loss (FVTPL)	26,310	-12,251
Other assets from operating activities	-77,058	-7,058
Liabilities to banks	-466,369	-234,330
Liabilities to customers	36,163	349,226
Securities liabilities	1,709,008	202,914
Other liabilities from operating activities	-2,252	-11,509
Interest and dividends received	583,580	719,963
Interest paid	-520,696	-465,984
Extraordinary amounts paid in	—	—
Extraordinary amounts paid out	—	—
Income tax payments	-13,488	-53,667

Cash flows from operating activities	48,670	83,775

Proceeds from the disposal of financial investments	194	567
property and equipment and intangible assets	20	—
Payments for the acquisition of financial investments (without FVTPL)	-1,473	- 200
property and equipment and intangible assets	-1,724	-1,712
Currency adjustments	187	—
Effects of changes in consolidated companies	—	—

Cash flows from investing activities	-2,796	-1,345

Proceeds from capital increases	—	—
Dividend payments	-15,048	-13,552
Changes in resources from other financing activities	—	—

Cash flows from financing activities	-15,048	-13,552

Cash and cash equivalents at the end of the previous period	155,996	87,118

Cash flows from operating activities	48,670	83,775
Cash flows from investing activities	-2,796	-1,345
Cash flows from financing activities	-15,048	-13,552

Cash and cash equivalents at the end of period	186,822	155,996

More information on the cash and cash equivalents is provided in Note (25). For more details on the cash flow statement see Note (42).

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS

Accounting and Valuation Principles

(1) General principles

Oesterreichische Kontrollbank AG is a special-purpose bank based in 1011 Vienna, Austria. The Kontrollbank Group business activities are in the field of export and securities services. The consolidated financial statements of Oesterreichische Kontrollbank AG were prepared in accordance with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB). They meet the requirements regarding the exemption from preparing consolidated financial statements in accordance with the Austrian commercial law. In its accounting and valuation policies Kontrollbank Group has applied all IFRSs, IASs and the Interpretations of the International Financial Reporting Committee (IFRIC) mandatory at the balance sheet date. The group account was prepared using uniform accounting policies. Moreover, it has applied the fair value option in accordance with IAS 39 on a voluntary basis.

The financial statements have been prepared in accordance with IFRS 1 (first application of IFRS). The effects from the adoption of IFRS are described under Notes (65) and following.

With the exception of the below mentioned assets and liabilities, all assets and liabilities are recognized at amortized cost. Derivative financial instruments, financial assets to be classified as “at fair value through profit and loss” (FVTPL) and financial liabilities—to avoid an accounting mismatch in combination with hedging instruments—were recognized at fair value.

Preparation of financial statements in accordance with IFRS requires critical accounting estimates and judgements relevant to the operations. The accounting estimates are reviewed and adjusted on an ongoing basis. Adjustments are made in respect of the current period but in the case of long-term effects also in respect of future periods.

The following accounting and valuation principles are consistently applied to all financial years mentioned in these financial statements as well as in preparing the IFRS opening balance sheet as at January 1, 2004.

All amounts in the financial statements are stated in euro (EUR). Unless otherwise stated, amounts are rounded to thousands of euro.

(2) Consolidated companies

The companies included in the consolidated financial statements of the Kontrollbank Group are listed under Note (31) (Disclosure of equity investments). In addition to the parent company Oesterreichische Kontrollbank AG (hereinafter referred to as “Kontrollbank”), the group of fully consolidated companies comprises 3 domestic companies (2004: 3), of which the most important are OeKB Versicherung AG, Vienna, and “Österreichischer Exportfonds” GmbH, Vienna (hereinafter referred to as “Exportfonds”). The consolidated companies did not change in the financial year under review.

2 enterprises (previous year: 2) were not consolidated as being immaterial to the net worth, financial and earnings positions of the Group as a whole. The balance sheet total of these companies amounts to less than 0.01% of the consolidated balance sheet total. 2 (2004: 2) enterprises (joint ventures) were accounted for by the equity method of accounting in the financial statements of Kontrollbank Group.

	Dec. 31, 2005	Dec. 31, 2004
Number of companies included in the Group
Fully consolidated companies	3	3
Companies included at equity	2	2
Related companies at cost	2	2
Other investments	13	13

Total	20	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Consolidation principles

Consolidation in the consolidated financial statements comprise capital consolidation, consolidation based on the equity method, debt consolidation, consolidation of revenue and expenditure as well as the elimination of interim results. All fully consolidated companies prepare their financial statements as at December 31. Capital consolidation is based on the book value method. The acquisition cost of the investments in the group company is accounted for against the pro-rata equity capital of the subsidiary from the date on which control is transferred to the group. Intra-group receivables and liabilities, expenses and income as well as inter-company profits are eliminated provided that they are not immaterial.

Taking advantage of the right of choice in accordance with IFRS 1, the values stated conform to the first consolidation based on the Commercial Code (HGB).

Companies to be classified as joint ventures are accounted for by the equity method and are included in the item “financial investments” as shares in companies valued at equity. Local financial statements adjusted to uniform group valuation methods are used for valuation at equity. The year-end results of these companies correspond to the amounts stated in the available financial statements so that the changes in equity are recognized in the same year. The dividends distributed are reversed. The profits for the year are accounted for in the income statement in the item “income from companies at equity”.

(4) Currency translation

The assets and liabilities in foreign currency are translated at the indicative exchange rates as of the balance sheet date (December 31, 2005 resp. December 31, 2004) published by the European Central Bank.

	Currency	Mid-rate	Currency	Mid-rate	Currency	Mid-rate
Indicative exchange rates as of December 31, 2005
	AUD	1.6109	DKK	7.4605	PLN	3.86
	CAD	1.3725	GBP	0.6853	RON	3.6802
	CHF	1.5551	HUF	252.87	SEK	9.3885
	CYP	0.5735	JPY	138.9	SKK	37.88
	CZK	29	NOK	7.9850	USD	1.1797

(5) Receivables

Receivables from banks and receivables from customers are accounted for at the face value or at acquisition cost provided that they are non-derivative loans, i.e. loans granted by OKB. Recognizable credit risks as well as country risks are taken into account by individual value adjustments. Value adjustments are not netted against the respective receivables but shown in the balance sheet. Most claims against banks under the export financing program are covered by guarantees of the Republic of Austria. A general bad-debt provision was not required.

(6) Risk provisions

Risk provisions in the credit business comprise value adjustments (finance loans) and reserves (credits in terms of surety or collateralization) for all recognizable credit risks and country risks. In the framework of its credit risk management, the Kontrollbank Group uses a credit rating system and an internal rating procedure. The business partners are grouped into five internal rating categories based on the external ratings of internationally recognized rating agencies (Standard & Poor’s, Moody’s, FitchRatings). The development of the ratings is monitored on an ongoing basis. Internally developed criteria are applied in respect of customers for whom no external rating is available. This approach makes it possible to classify the assets of the bank book and the off-balance-sheet transactions based on creditworthiness and collateralization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Financial instruments

Financial investments

The item “financial investments” includes all fixed-interest bearing and non-fixed-interest bearing securities, investments in not fully consolidated related companies and other investments. The securities positions are valued at fair value through profit and loss (FVTPL). The fair value of listed instruments is based on quoted market prices at the balance sheet date. Financial instruments not listed on the stock exchange are valued by using the present-value method (present value of discounted future cash flows) or on the basis of suitable option pricing models (values resulting from applying the Black-Scholes option pricing formulas, the multi-factor HJM model or the Hull-White model approach). Investment funds are stated with the values pursuant to the Investment Fund Act. The date of additions/retirements of financial instruments depends on the settlement date.

1.	Fair value through profit and loss: securities not held for sale form part of the investment portfolio governed by market prices and are stated at fair value at the balance-sheet date. Non-fixed-interest bearing securities are usually assigned to this category and are recognized at fair market value. They are stated in the balance sheet under “financial investments”. Effects on the result for the year are recognized in the “net income from investments”.

2.	Companies to be classified as joint ventures are valued on equity method. The investments in not fully consolidated companies as well as other investments are valued at acquisition cost. In the event of permanent impairment, write-offs are charged.

Financial liabilities

Liabilities are recognized with the redemption value or the face value. Premiums and discounts are accounted for by spread over the repayment period. Zero coupon bonds are accounted for at the present value. In those cases where hedging contracts were entered into to hedge interest rate risks or currency risks the values are recognized at fair value to avoid accounting mismatches.

Derivative transactions

Derivatives are consistently recognized at fair value based on generally accepted methods.

Derivatives that are essentially for the purpose of hedging the fair market value of bank book balance-sheet items are posted at market value (clean price) under “other assets” or “other liabilities”. Differences to the market values of balance-sheet items that are hedged using fair value option, to avoid the accounting mismatch (FVTPL) are recognized in the income statement in “net income from investments”.

The exchange rate guarantee of the Republic of Austria in accordance with the Export Financing Guarantees Act (AFFG—Federal Law Gazette No. 216/1981, as amended) intended to hedge exchange rate risks in the export financing scheme is treated as a derivative transaction and accounted for at fair value.

(8) Leasing business

Leased assets item in the fixed assets are classified as finance leases, for all risks and opportunities arising from the leased assets are passed on to the Lessee. In accordance with IAS 17, the consolidated balance sheet shows leasing receivables, which correspond to the present value of the contractually scheduled payments, consider it and show it as the residual value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9) Fixed assets

Fixed assets comprise of land and buildings for own use as well as office furniture and equipment. Land and buildings for own use are those, that predominantly serve business activities.

1.	Land and buildings for own use as well as office furniture and equipment are stated at acquisition cost less regular straight-line depreciation. The assumed useful life is as follows:

Years
Useful life
Buildings	40
Office furniture and equipment	3 to 10
IT investments	3 to 5

2.	Low-value assets up to an individual acquisition cost of EUR 400,—are written off in the year of acquisition.

The fixed assets are tested for impairment periodically.

(10) Intangible assets

Intangible assets consist exclusively of purchased software.

Software is subject to straight-line depreciation over a useful life of 3 to 5 years; impairment tests are performed periodically. Intangible assets are presented under “other assets”.

(11) Other liabilities

Liabilities are recognized at the probable repayable amount.

(12) Provisions for personnel expenses

The provisions for pension claims, severance pay claims and anniversary bonuses are calculated annually by an independent actuary based on the Projected Unit Credit Method in accordance with IAS 19. The version of “AVÖ 1999 P-Rechnungsgrundlagen für die Pensionsversicherung—Pagler & Pagler” (1999 Actuarial Bases for Pension Insurance/Austrian Association of Actuaries) are applied to white-collar staff was used as a biometric basis. In accordance with the transitional provisions of the General Social Insurance Act (ASVG) based on the 2003 Budget Accompanying Act, the key parameters are, calculation of interest rate at 4.50% (2004: 5.00%), an increase in salaries and pensions of 2.0%, a career trend of 2.0%, as well as an assumed retirement age for women of 57 years (2004: 56 years 10 months) and for men of 62 years (2004: 61 years 10 months). In the past years, the pension claims of some of the staff members were transferred to a pension fund in the framework of a contributory pension plan. The provision now covers claims of employees retired as at of the transfer date, as well as claims of the other active employees not transferred. The provision for all active employees covers benefits for invalidity and incapacity for employment. Provisions for severance pay are accrued in respect of statutory and contractual claims. After adoption of a new company agreement in 2004, the employee anniversary bonuses were paid off. The allocations to the remaining provisions correspond to the assumed claims to be settled. Actuarial gains and losses are fully recognized in the income statement of every financial year.

(13) Other provisions

Interest stabilization provision in the framework of the export financing scheme

In the framework of the export financing scheme an interest stabilization provision is formed to stabilize the interest rates for export financing credits, based on the de facto obligation to use surpluses in the export financing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

scheme. On the one hand, this obligation is based on the rules on fixing interest rates in the export financing scheme, which provide for fixed margins for Kontrollbank. On the other hand, it results from instructions of the Federal Ministry of Finance to use surpluses of fixed interest-rate finance facilities. The amounts allocated to the provision correspond to the interest earned in the export financing scheme exceeding the refinancing costs incurred and the fixed margin of the Bank as well as to the net effects of the valuation result of derivatives and financial liabilities in the export financing scheme. In accordance with the resolutions adopted, the provision is used to make export financing credits less expensive.

Actuarial provisions

In accordance with IFRS 4, the amounts for actuarial provisions accrued correspond to the trade balance prepared in compliance with the Austrian law (Commercial Code and Act on the Supervision of Insurance Companies).

(14) Current and deferred taxes

Income taxes are accounted for and calculated in accordance with IAS 12. Current income tax assets and liabilities are valued at local tax rates. Tax assets are included in “other assets” and tax liabilities in “liabilities” or “provisions”. Deferred taxes are calculated using the liability method, with all temporary differences being recognized. This method compares the amounts stated for the assets and liabilities in the IFRS financial statement with the tax rates applicable to the individual group company. For the temporary differences arising from deviations in the valuation deferred tax assets/liabilities are recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15) Segment reporting

The primary aim of segment reporting is to show the contributions of the below business segments to the Kontrollbank Group’s result for the year:

•	export services

•	securities services

•	other services

The segment “export services” comprises the administration of guarantees of the Republic as its agent pursuant to the 1981 Export Guarantees Act, Kontrollbank’s export financing scheme, as well as the investment in “Österreichischer Exportfonds” GmbH.

The segment “securities services” concentrates all services performed by Oesterreichische Kontrollbank in the areas capital market, clearing and settlement of stock exchange and over-the-counter securities transactions, services as the Central Depository for Securities and clearing services for the energy market.

The segment “other services” encompasses the information services of Kontrollbank, its own portfolio and the activities of the Kontrollbank Group in the private insurance sector.

As the Kontrollbank Group operates predominantly in Austria, geographical segment information is omitted for being not necessary.

Inter-segment netting is based on services. The services Oesterreichische Kontrollbank AG performs for subsidiaries are charged at cost price.

in 1,000 EUR	Export Services	Securities Services	Other Services	Total
Presentation of results by segment 2005
Interest and similar income	575,216	1,574	28,397	605,187
Interest and similar expenditure	-516,893	—	-11,615	-528,508

Net interest income	58,323	1,574	16,782	76,679

Credit risk provisions (net)	—	—	—	—
Result from commissions	15,885	21,329	708	37,922
Income from commissions	32,664	24,820	735	58,219
Expenditure for commissions	-16,779	- 3,491	-27	-20,297
General administrative expenditure	-38,254	-23,609	-11,581	-73,444
Balance of other income and expenditure	174	674	8,941	9,789

Operating result	36,128	-32	14,850	50,946

Net income from investments	662	—	9,808	10,470
Balance of extraordinary income and expenditure	—	—	—	—

Pre-tax profit for the year	36,790	-32	24,658	61,416

Taxes on income, other taxes	-8,111	7	-5,436	-13,540

After-tax profit for the year	28,679	- 25	19,222	47,876

Minority interests	-164	—	—	-164

Net profit for the year	28,515	-25	19,222	47,712

Segment assets	25,291,122	13,715	1,707,026	27,011,863
Segment liabilities	25,915,385	25,515	702,129	26,643,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in 1,000 EUR	Export Services	Securities Services	Other Services	Total
Presentation of results by segment 2004 (for comparison)
Interest and similar income	514,440	1,569	37,158	553,167
Interest and similar expenditure	-464,461	—	-8,286	-472,747

Net interest income	49,979	1,569	28,872	80,420

Credit risk provisions (net)	—	—	—	—
Result from commissions	15,876	19,517	564	35,957
Income from commissions	34,772	21,625	657	57,054
Expenditure for commissions	-18,896	-2,108	-93	-21,097
General administrative expenditure	-39,071	-21,281	-7,117	-67,469
Balance of other income and expenditure	208	40	539	787

Operating result	26,992	-155	22,858	49,695

Net income from investments	11	—	4,103	4,114
Balance of extraordinary income and expenditure	—	—	—	—

Pre-tax profit for the year	27,003	-155	26,961	53,809

Taxes on income, other taxes	-10,188	58	-10,171	-20,301

After-tax profit for the year	16,815	-97	16,790	33,508

Minority interests	-158	—	—	-158

Net profit for the year	16,657	-97	16,790	33,350

Segment assets	23,536,177	14,775	1,617,071	25,168,023
Segment liabilities	24,072,190	24,097	735,372	24,831,659

(16) Net interest income

in 1,000 EUR	2005	2004
Net interest income
Interest income	602,286	550,817

Lending business and money market	579,945	526,962
Interest bearing securities	21,872	23,338
Shares and other non-interest bearing securities	238	214
Shares in related companies	—	—
Equity investments in other companies	231	303

Interest income from investments in companies valued at equity	2,758	2,061

Interest expenditure	-528,508	-472,747

Money market and current accounts	-51,931	-50,311
Securities liabilities	-476,577	-422,436
Subordinated capital	—	—

Earnings from leasing business	143	289

Leasing revenues	7,300	11,189
Depreciation of property leased and other leasing expenditure	-7,157	-10,900

Total	76,679	80,420

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17) Credit risk provisions (net)

As in 2004, credit risk provisions remained unchanged in the financial year 2005.

(18) Result from commissions

in 1,000 EUR	2005	2004
Result from commissions
Lending business	913	908
Securities business	19,960	17,896
Export guarantee business	14,925	14,906
Energy clearing	1,369	1,621
Other service business	755	626

Total	37,922	35,957

The export guarantees business administered by Kontrollbank are services performed on behalf of the Republic of Austria.

(19) Net income from investments

The net income from investments includes results from the sale and valuation of investments financial assets, investments in related and associated companies and other investments.

in 1,000 EUR	2005	2004
Net income from investments
Net income from
securities	9,220	4,275
shares in related companies and other investments	-37	55
foreign exchange valuation	-1,258,576	86,515
valuation of own issues and derivative transactions	1,259,863	-86,731

Total	10,470	4,114

The item “net income from investments” includes gains on disposals amounting to EUR 5.2 million (2004: EUR 1.1 million) and exclusively covers financial assets valued using the fair value option.

The items “foreign exchange valuation” and “valuation of own issues and derivative transactions” are predominantly associated with the export financing programs and are to be considered as a unit from an economic perspective.

The change of the applicable present value of the financial liabilities exclusively results from changes in the market interest rate.

(20) General administrative expenditure

in 1,000 EUR	2005	2004
General administrative expenditure
Personnel expenditure	48,066	40,698
Salaries	28,057	28,882
Social security contributions	5,855	5,757
Expenditure for retirement and employee benefits	14,154	6,059
Other administrative expenditure	20,035	20,766
Depreciation of and value adjustments on fixed assets	5,343	6,005

Total	73,444	67,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(21) Balance of other income and expenditure

in 1,000 EUR	2005	2004
Balance of other income and expenditure
Other operating income	18,448	1,788
Other operating expenditure	-8,659	-1,001

Total	9,789	787

This item shows mainly the actuarial result of OeKB Versicherung AG.

(22) Taxes on income

in 1,000 EUR	2005	2004
Taxes on income
Current tax expenditure	16,125	10,071
Deferred tax expenditure	-2,585	10,221

Total	13,540	20,292

The actual taxes are calculated on the basis of the tax results of the financial year by using the local tax rates to be applied by the individual group company. The tax rate reconciliation below shows the relationship between the expected and reported income taxes.

in 1,000 EUR	2005	2004
Income tax rate reconciliation
Pre-tax profit for the year	61,416	53,809
Income tax expense expected for the financial year at the statutory tax rate (25%, 2004: 34%)	15,354	18,295
Tax reductions due to tax-exempt earnings on investments	-298	-449
Tax reductions due to other tax-exempt income	-655	-1,127
Tax increases due to non-deductible expenses	21	67
Tax expense/income not attributable to the reporting period	-385	1,169
Other tax effects	-497	2,337

Total	13,540	20,292

With effect January 1, 2005 the Austrian corporate income tax rate was reduced from 34% to 25%. The effects were recognized in the item “other tax effects” in 2004.

(23) Appropriation of profits

The Board of Executive Directors will propose to the Annual General Meeting of Shareholders on May 23, 2006 to use the net profit of the separate accounts of Kontrollbank of the year 2005 amounting to EUR 15,897,462.77 for distribution of a dividend including a bonus of EUR 17.82 per share. The distribution of dividends thus totals EUR 15,681,600. This represents about 12% of the dividend-bearing share capital amount of EUR 130,000,000. After renumerations paid to the members of the Supervisory Board, the remainder amount of EUR 1,129.77 will be carried forward.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(24) Earnings per share

To calculate the earnings per share in accordance with IAS 33, the net profit for the year is divided by the average number of shares issued during this period.

	Dec. 31, 2005	Dec. 31, 2004
Earnings per share
Net profit for the year in 1,000 EUR	47,712	33,350
Average number of shares issued	880,000	880,000

Earnings per share in EUR	54.22	37.90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(25) Cash reserve

The cash reserve includes exclusively cash in hand and deposits with central banks and corresponds to the cash and cash equivalents in the cash flow statement.

(26) Receivables from banks

in 1,000 EUR	Repayable on demand		Others
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Receivables from banks
Domestic banks	3,480	2,704	19,117,571	17,253,509
Foreign banks	599,946	258,298	2,875,128	3,359,157

Total	603,426	261,002	21,992,699	20,612,666

(27) Receivables from customers

in 1,000 EUR	Domestic customers		Foreign customers
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Receivables from customers
Public sector	13,838	6,000	1,464,794	1,575,324
Others	770,346	739,191	7,987	7,986

Total	784,184	745,191	1,472,781	1,583,310

This item includes receivables from finance lease contracts amounting to EUR 3.85 million (2004: EUR 20.3 million). The outstanding leasing installments and the residual values that are not guaranteed total EUR 3.94 million (2004: EUR 20.5 million). Thereof not yet earned interest component amounts to EUR 0.09 million (2004: EUR 0.2 million). The breakdown by rating categories is presented in Note (56).

(28) Receivables from related companies and companies in which equity interests are held

in 1,000 EUR	Related companies		Companies in which equity interests are held
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Receivables
Receivables from banks	—	—	—	—
Receivables from customers	1	—	98	65
Other assets	—	—	—	—

Total	1	—	98	65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(29) Risk provisions

Risk provisions are in respect of the items “receivables from banks” and “receivables from customers”. The item “risk provisions” covers exclusively credit risks. The assessment basis for value adjustment also includes the deferred interest at the balance-sheet date. General provisions were not recognized. The interest free and non-earning receivables amounted to EUR 0.7 million (2004: EUR 0.7 million) before value adjustment.

in 1,000 EUR	2005	2004
Risk provisions	672	672
as at Jan. 1
Additions
Allocations to risk provisions	—	—
Releases
Earmarked use	—	—
Release of risk provisions	—	—
Currency adjustments	—	—

as at Dec. 31	672	672

(30) Financial assets and shares in companies at equity

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Financial assets and shares in companies at equity
Debentures and other fixed-interest bearing securities	629,554	667,854

Debt instruments issued by public agencies	56,720	49,956
Bonds and debentures	572,834	617,898
of which: listed debentures	613,774	646,543

Shares and other non-fixed-interest bearing securities	215,367	122,140

Shares	3,000	6,220
Investment certificates	212,367	115,920
of which: listed shares and other non-interest bearing securities	3,132	5,600
own shares and other non-interest bearing securities	—	—

Shares in unconsolidated related companies	986	334

Other investments	18,285	17,782

Total financial assets	864,192	808,110

Shares in companies at equity	10,696	8,405

Total	874,888	816,515

The shown securities components (debentures and other interest bearing securities and shares as well as other non-interest bearing securities) of the financial assets amount to EUR 845 million (2004: EUR 790 million) are classified as at fair value through profit and loss (FVTPL). No items have been reclassified.

The investments in entities valued at equity include investments in an insurance company of EUR 10.7 million (2004: EUR 8.4 million). A complete list and categorization of all investments in unconsolidated related companies, companies at equity and other investments are shown in the disclosure to the equity investments in Note (31) (Disclosure of equity investments). Furthermore, this disclosure provides information on investment quotas, equity capital and the results for the year. The development and components of all financial assets (excluding securities classified as at fair value through profit and loss) is shown in Note (33) (Statement of fixed assets). The investment holdings of Kontrollbank Group comprise predominantly credit and financial institutions as well as insurance companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(31) Disclosure of equity investments

Name and registered office	Austrian Banking Act Category	Investment			Percentage holding		Financial information
	Credit institution/ Other company	direct	indirect	dormant	excl.	incl.	Latest available financial statements as at	(Negative) equity as defined in sec. 224(3) Austrian Commercial Code 1,000 EUR		Net earnings for the year 1,000 EUR
					dormant holding
					%	%
Disclosure of equity investments

Fully consolidated companies
OeKB Versicherung Aktiengesellschaft, Vienna	Oc	x			100.00		Dec. 31, 2005		32,914		2,662
“Österreichischer Exportfonds” GmbH, Vienna	Ci	x			70.00		Dec. 31, 2005		10,554		465
PRISMA Holding Gesellschaft m.b.H., Vienna	Oc	x			100.00		Dec. 31, 2005		7,295		501
Companies valued at equity (joint ventures)
PRISMA Kreditversicherungs-Aktiengesellschaft, Vienna	Oc		x		51.00		Dec. 31, 2005		18,605		2,999
CCP Austria Abwicklungsstelle für Börsengeschäfte GmbH, Vienna	Oc	x			50.00		Dec. 31, 2005	-	13	-	27
Companies included at amortized cost
OeKB Business Services GmbH, Vienna	Oc	x			100.00		Dec. 31, 2005		1,571		122
OeKB Südosteuropa Holding Ges.m.b.H., Vienna	Oc		x		100.00		Dec. 31, 2005		640	-	309
Other investments included at amortized cost
APCS Power Clearing and Settlement AG, Vienna	Oc	x			17.00		Dec. 31, 2004		2,965		359
AGCS Gas Clearing and Settlement AG, Vienna	Oc	x			20.00		Dec. 31, 2004		3,763		695
Wiener Börse AG, Vienna	Ci	x			5.86		Dec. 31, 2004		30,345		6,231
EXAA Abwicklungsstelle für Energieprodukte AG, Graz	Oc	x			8.06		Dec. 31, 2004		642	-	94
ECRA Emission Certificate Registry Austria GmbH, Vienna	Oc	x			12.50		Dec. 31, 2004		201	-	49
“Garage Am Hof” Gesellschaft m.b.H., Vienna	Oc	x			2.00		Dec. 31, 2004		3,725		1,230
X-Trade Management Consulting GmbH, Graz	Oc	x			10.00		Dec. 31, 2004		457	-	159
Einlagensicherung der Banken und Bankiers
Gesellschaft m.b.H., Vienna	Oc	x			0.10		Dec. 31, 2004		54		18
Budapest Stock Exchange Ltd., Budapest	Oc	x			12.50		Dec. 31, 2004		21,901		4,221
Euler Hermes (Ungarn) Kreditversicherungs-AG, Budapest	Oc		x		25.10		Dec. 31, 2004		4,314		755
Euler Hermes Consult Finanzservice und Consulting GmbH, Budapest	Oc		x		25.10		Dec. 31, 2004		1,255		454
LUB Leasing- und Unternehmensbeteiligungs GmbH, Vienna	Oc			x		58.54	Dec. 31, 2004	-	3		242
TradeCon Leasing- und Unternehmensbeteiligungs GmbH, Vienna	Oc			x		99.50	Mar. 31, 2004		67		9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(32) Property and equipment

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Property and equipment
Land and buildings	33,949	36,554
Office furniture and equipment	4,645	5,074

Total	38,594	41,628

The development and composition of the fixed assets is shown in Note (33) (Statement of fixed assets). Low-value assets are recognized in the statement of fixed assets in the year of acquisition as an addition/disposal. The balance-sheet value of the land and buildings used within the Group includes a basic amount of EUR 4.7 million (2004: EUR 4.7 million).

(33) Statement of fixed assets

in 1,000 EUR	At cost as at Jan. 1	Currency translation	Additions	Disposals	At cost as at Dec. 31
Statement of fixed assets 2005
Property and equipment	100,867	—	1,260	-745	101,382

Land and buildings	75,143	—	—	-7	75,136
Office furniture and equipment	25,724	—	1,260	-738	26,246

Intangible assets	19,576	—	464	-6,494	13,546

Software	19,576	—	464	-6,494	13,546

Financial assets (excluding securities FVTPL)	22,246	-187	1,473	-194	23,338

Other related companies	473	—	689	—	1,162
Companies at equity	3,746	—	—	—	3,746
Other investments	18,027	-187	784	-194	18,430
Other financial assets	—	—	—	—	—

Total	142,689	-187	3,197	-7,433	138,266

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in 1,000 EUR	Accumulated depreciation	Accumulated write-ups	Book value Dec. 31	Current depreciation	Current write-ups	Book value Jan. 1
Statement of fixed assets 2005
Property and equipment	-62,788	—	38,594	-4,269	—	41,628

Land and buildings	-41,187	—	33,949	-2,604	—	36,554
Office furniture and equipment	-21,601	—	4,645	-1,665	—	5,074

Intangible assets	-12,030	—	1,516	-1,074	—	2,125

Software	-12,030	—	1,516	-1,074	—	2,125

Financial assets (excluding securities FVTPL)	-329	6,958	29,967	-44	2,298	26,521

Other related companies	-176	—	986	-37	—	334
Companies at equity	-8	6,958	10,696	-7	2,298	8,405
Other investments	-145	—	18,285	—	—	17,782
Other financial assets	—	—	—	—	—	—

Total	-75,147	6,958	70,077	-5,387	2,298	70,274

Accelerated write-off of investments amounting to EUR 0.04 million is included in the fiscal year 2005 depreciation.

in 1,000 EUR	At cost as at Jan. 1	Currency translation	Additions	Disposals	At cost as at Dec. 31
Statement of fixed assets 2004
Property and equipment	106,062	—	1,465	-6,660	100,867

Land and buildings	75,144	—	—	-1	75,143
Office furniture and equipment	30,918	—	1,465	-6,659	25,724

Intangible assets	19,983	—	247	-654	19,576

Software	19,983	—	247	-654	19,576

Financial assets (excluding securities FVTPL)	16,580	—	6,069	-403	22,246

Other related companies	273	—	200	—	473
Companies at equity	3,958	—	8	-220	3,746
Other investments	12,349	—	5,861	-183	18,027
Other financial assets	—	—	—	—	—

Total	142,625	—	7,781	-7,717	142,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in 1,000 EUR	Accumulated depreciation	Accumulated write-ups	Book value Dec. 31	Current depreciation	Current write-ups	Book value Jan. 1
Statement of fixed assets 2004
Property and equipment	-59,239	—	41,628	-4,606	—	44,887

Land and buildings	-38,589	—	36,554	-2,698	—	39,252
Office furniture and equipment	-20,650	—	5,074	-1,908	—	5,635

Intangible assets	-17,451	—	2,125	-1,397	—	3,490

Software	-17,451	—	2,125	-1,397	—	3,490

Financial assets (excluding securities FVTPL)	-385	4,660	26,521	-285	1,203	19,718

Other related companies	-139	—	334	-139	—	273
Companies at equity	-1	4,660	8,405	-1	1,203	7,195
Other investments	-245	—	17,782	-145	—	12,250
Other financial assets	—	—	—	—	—	—

Total	-77,075	4,660	70,274	-6,288	1,203	68,095

Accelerated write-off of investments amounting to EUR 0.3 million is included in the fiscal year 2004 depreciation.

(34) Other assets

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Other assets
Intangible assets	1,516	2,125
Other assets	11,877	9,043
Positive market values from derivative transactions	898,734	862,161
Deferred tax assets	58,596	53,284
Deferred items	88,418	25,774

Total	1,059,141	952,387

The development and the components of intangible assets are shown in Note (33) (Statement of fixed assets). The individual item and the grouping and notes to the deferred tax assets and liabilities are stated in Note (39).

(35) Liabilities to banks

	Repayable on demand		Other liabilities
in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Liabilities to banks
Domestic banks	302,499	644,439	836,054	445,646
Foreign banks	20,019	10,413	781,664	1,297,656

Total	322,518	654,852	1,617,718	1,743,302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(36) Liabilities to customers

	Domestic customers		Foreign customers
in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Liabilities to customers
Public sector	705,972	664,480	5,764	5,544
Others	47,314	55,169	5,692	3,705

Total	753,286	719,649	11,456	9,249

(37) Securities liabilities

	Securities liabilities		of which listed
in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Securities liabilities
Bonds issued	15,066,872	13,332,612	15,066,872	13,332,612
Other securities liabilities	6,979,957	5,705,156	—	—

Total	22,046,829	19,037,768	15,066,872	13,332,612

Included in the securities liabilities is EUR 13,428.4 million (2004: EUR 9,920.0 million) using fair value option with corresponding repayment amount of EUR 13,560.5 million at maturity (2004: EUR 9,830.9 million).

(38) Provisions

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Provisions
Provisions for current taxes	1,175	1,615
Provisions for personnel expenditure	91,145	81,745
Other provisions	962,668	884,221

Total	1,054,988	967,581

Provisions developed as follows:

in 1,000 EUR	Jan. 1, 2005	Utilization		Release		Allocation	Reclassification	Dec. 31, 2005
Development of provisions 2005
Provisions for current taxes	1,615	-	1,613	-	2	1,175	—	1,175
Provisions for personnel expenditure	81,745	-	3,654	-	23	13,077	—	91,145
Other provisions	884,221	-	73,970	-	23	152,440	—	962,668

Total	967,581	-	79,237	-	48	166,692	—	1,054,988

in 1,000 EUR	Jan. 1, 2004	Utilization		Release		Allocation	Reclassification	Dec. 31, 2004
Development of provisions 2004
Provisions for current taxes	30,564	-	28,509	-	508	68	—	1,615
Provisions for personnel expenditure	81,897	-	4,803		—	4,651	—	81,745
Other provisions	790,605	-	72,574		—	166,190	—	884,221

Total	903,066	-	105,886	-	508	170,909	—	967,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provisions for personnel expenditure include provisions for holidays not yet consumed and similar expenditure amounting to EUR 3.0 million (2004: EUR 2.7 million).

The long-term provisions for personnel expenditure developed as follows:

in 1,000 EUR	Pension	Severance compensation	Total 2005	Total 2004
Long-term provisions for personnel expenditure—development
Present value of defined benefit obligations (DBO) = Provisions for personnel expenditure as at Jan. 1	62,940	16,054	78,994	77,199

Service cost	540	714	1,254	1,269
Interest cost	2,993	746	3,739	3,675
Payments	2,839	921	3,760	3,626
Actuarial result	6,928	971	7,899	477

DBO as at Dec. 31	70,562	17,564	88,126	78,994

Provisions for personnel expenditure as at Dec. 31	70,562	17,564	88,126	78,994

The pension provisions result from employer’s pension commitments or individual contracts. In the previous years the pension claims of some of the employees were transferred to a pension fund in the form of a defined contribution plan. In this context, in 2005 contributions amount of EUR 0.7 million (2004: EUR 0.5 million) were paid to the pension fund. The provisions include claims of the other employees and of staff retired at the date of transfer as well as claims of all active employees for invalidity and incapacity for employment.

Differences in the long-term provisions for personnel expenditure are fully recognized in personnel expenditure.

Other provisions as at December 31, 2005 include a provision for interest stabilization of EUR 952.7 million (2004: EUR 881.5 million) accrued to hedge against fluctuations of interest rates in the export financing program. More details on valuation are provided in Note (13). In the year under review, EUR 122.9 million were allocated to the provision as a surplus from the export financing program as well as EUR 19.6 million from the valuation of the provision. The actuarial provisions also recognized in this item amount to EUR 7.5 million (2004: EUR 0.8 million) as at December 31, 2005.

(39) Deferred tax assets and liabilities

Deferred tax assets and liabilities include taxes from temporary differences between IFRS valuation and the amounts resulting from the determination of taxable income of the Group companies. No deferred tax assets and liabilities were provided for related companies and companies in which equity interests are held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities were recorded in the following items:

	Deferred tax assets		Deferred tax liabilities
in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Deferred tax assets and liabilities
Receivables from banks/customers			132	468
Financial assets	4,820	3,977	25,343	22,424
Property and equipment
Liabilities to banks/customers
Securities liabilities incl. hedging transactions
Provisions for personnel expenditure	9,860	8,084
Other provisions	43,916	41,223
Risk provisions
Other items			200	—
Tax losses carried forward

Total	58,596	53,284	25,675	22,892

Net	32,921	30,392

(40) Other liabilities

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Other liabilities
Negative market values from derivative transactions	771,377	1,634,932
Deferred items	26,800	20,585
Deferred tax liabilities	25,675	22,892
Other liabilities	12,382	20,849

Total	836,234	1,699,258

Deferred income includes deferrals of up-front payments for services in connection with the guarantee business as well as deferred items in connection with issuing securities liabilities.

(41) Notes on the equity

The share capital of EUR 130,000,000.—is divided into 880,000 individual shares. These registered shares with restricted transferability are shown as registered interim certificates per shareholder. The share of the stock over the share capital (status: December 31, 2005) is shown on page 6 of the Annual Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Oesterreichische Kontrollbank AG is also the parent company of a banking group in accordance with the Austrian Banking Act. The equity of Kontrollbank Group determined in accordance with the Austrian Banking Act shows the following composition and development:

in 1,000 EUR	2005	Proportion in %	Compared to 2004
Assessment basis pursuant to section 22 (2) Austrian Banking Act
Risk-weighted assets	406,928	100.0	450,131
Risk and counterparty-weighted off-balance-sheet transactions	92	0.0	92
Special off-balance-sheet transactions	—	—	—
Trading book	—	—	—

Assessment basis, total	407,020	100.0	450,223

Own funds requirement
Banking book 1)	32,562	12.0	36,018
Currency risk	761	0.3	797

Total = Required own funds	33,323	12.3	36,815

Actual own funds
Paid up capital	130,000	47.8	130,000
Reserves	117,051	43.1	114,624
Minority interests in subsidiaries	3,026	1.1	3,026

Core capital (tier 1)	250,077	92.0	247,650

Supplementary own funds	57,435	21.1	45,400
Deductions pursuant to section 23(13)(4a) Austrian Banking Act	-34,040	-12.5	—
Intangible assets	-1,516	-0.6	-2,125

Total of funds	271,956	100.0	290,925

Free own funds	238,633	87.7	254,110

1)	8% of the assessment basis

This results in a consolidated capital ratio (own funds in relation to assessment basis) of 66.8% compared to 64.6% in 2004. The consolidated core capital ratio stands at 61.4% compared to 55.0% in the previous year.

In accordance with section 3 of the Austrian Banking Act, Oesterreichische Kontrollbank AG is exempted with regard to legal transactions under the 1981 Export Guarantees Act and 1981 Export Financing Guarantees Act concerning the provisions on solvency (section 22 of the Austrian Banking Act), liquidity, outstanding foreign exchange and maturity positions and large-scale investments (sections 25 to 27 of the Austrian Banking Act).

Kontrollbank is also preparing for the new regulatory capital requirements for banks (“Basle II”). The Standardized Approach will be applied to regulatory capital requirements with regard to credit risks.

Furthermore, in the future the Bank will also need to consider operational risks in its regulatory capital requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Details and Risk Report

(42) Information on the cash flow statement

The cash flow statement shows the status and development of Kontrollbank Group’s cash and cash equivalents. Based on a narrow definition, the cash and cash equivalents comprise cash in hand and deposits with central banks.

The cash flow statement is not a very conclusive tool for credit institutions. The cash flow statement does not replace liquidity or financial planning and is not used for controlling liquidity risks.

(43) Breakdown of remaining maturities

in 1,000 EUR	repayable on demand	up to 3 months	3 months to 1 year	1 to 5 years	more than 5 years
Breakdown of remaining maturities as at December 31, 2005
Receivables from banks	648,583	2,622,827	5,478,493	9,119,530	4,726,692
Receivables from customers	14,929	337,129	522,572	344,257	1,038,078
Securities—trading assets	—	—	—	—	—
Securities—FVTPL	215,336	55,780	99,850	392,275	81,663
Securities—microhedges	—	—	—	—	—

Total	878,848	3,015,736	6,100,915	9,856,062	5,846,433

Liabilities to banks	322,694	1,150,218	461,683	2,892	2,749
Liabilities to customers	758,691	6,051	—	—	—
Securities liabilities	598,576	4,764,328	3,408,255	10,573,622	2,702,048

Total	1,679,961	5,920,597	3,869,938	10,576,514	2,704,797

in 1,000 EUR	repayable on demand	up to 3 months	3 months to 1 year	1 to 5 years	more than 5 years
Breakdown of remaining maturities as at December 31, 2004 (for comparison purposes)
Receivables from banks	260,904	1,859,536	4,897,153	8,022,665	5,833,410
Receivables from customers	2,280	288,758	524,127	345,279	1,167,885
Securities—trading assets	—	—	—	—	—
Securities—FVTPL	122,144	73,841	116,417	447,476	29,921
Securities—microhedges	—	—	—	—	—

Total	385,328	2,222,135	5,537,697	8,815,420	7,031,216

Liabilities to banks	655,868	1,508,158	227,850	2,851	3,427
Liabilities to customers	722,947	5,951	—	—	—
Securities liabilities	257,514	3,448,554	2,403,279	10,694,200	2,234,221

Total	1,636,329	4,962,663	2,631,129	10,697,051	2,237,648

Remaining maturities are the period between the balance-sheet date and the contractual maturity of receivables or liabilities. As far as partial amounts are concerned, the remaining maturities are stated for the individual partial amounts. Deferred interest is charged to the maturity “up to 3 months”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(44) Receivables from and liabilities to related companies and equity investments

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Receivables and liabilities
Receivables from banks
Related companies	—	—
Equity investments	—	—
Receivables from customers
Related companies	1	—
Equity investments	98	65
Liabilities to banks
Related companies	—	—
Equity investments	—	—
Liabilities to customers
Related companies	1,630	1,474
Equity investments	863	706

(45) Subordinated assets

The balance-sheet assets do not include subordinated assets.

(46) Assets assigned as collateral

To participate in the tender procedure of Oesterreichische Nationalbank, Kontrollbank provided collateral by depositing bonds and other fixed-interest bearing securities amounting to EUR 327.8 million (2004: EUR 376.8 million). For trade in the forward markets in Frankfurt and London amounts totaling EUR 14.6 million (2004: EUR 10.0 million) were provided as collateral.

Kontrollbank was provided collateral in the form of deposits amounting to EUR 2.0 million (2004: no deposits) to hedge against credit risks in connection with derivative transactions.

(47) Contingent liabilities and other off-balance-sheet items

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Contingent liabilities and other off-balance-sheet items
Contingent liabilities
Guarantees	1,445	1,445
Others	—	—

Total	1,445	1,445

Other obligations
Credit lines and offers	3,077,842	3,022,049
Liabilities from repurchase agreements	—	—
Others	—	—

Total	3,077,842	3,022,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(48) Other off-balance-sheet items

In accordance with section 93 of the Austrian Banking Act, Kontrollbank and the Exportfonds have to provide proportionate collateral for deposits as a guarantee for the deposits of Banken und Bankiers GmbH (Vienna).

In 2006 liabilities amounting to EUR 1.4 million (previous year for 2005: EUR 1.4 million) result from (operating) leasing and tenancy agreements. The respective liabilities for the period 2006 to 2010 amount to EUR 8.1 million (previous year for 2005 to 2009: EUR 7.7 million). Rentals for the financial year 2005 total EUR 1.4 million (2004: EUR 1.2 million).

(49) Fiduciary business

Based on the amounts recognized in the balance sheet, the fiduciary business is structured as follows:

in 1,000 EUR	Dec. 31, 2005	Dec. 31, 2004
Fiduciary business
Receivables from banks	49,987	52,655
Receivables from customers	990	990

Trust assets	50,977	53,645

Liabilities to banks	990	990
Liabilities to customers	49,987	52,655

Trust liabilities	50,977	53,645

The fiduciary business not disclosed in the balance sheet amounted to EUR 51.0 million (2004: EUR 54.8 million). This item basically comprises development aid credits administered on behalf of the Republic of Austria.

(50) Other information on assets and liabilities pursuant to the Austrian Banking Act

in 1,000 EUR	December 31, 2005		December 31, 2004
	Assets	Liabilities	Assets	Liabilities
Other information
Assets and liabilities in foreign currency
In foreign currency	283,744	18,882,614	340,812	17,039,069

Foreign assets and liabilities
Foreign country	6,523,078	23,072,352	5,887,892	21,539,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(51) Derivative financial transactions

The total volume of outstanding derivative financial transactions is as follows:

in 1,000 EUR	Nominal amount as of December 31, 2005 Remaining maturity				Market value positive	Market value negative
	up to 1 year	1 to 5 years	over 5 years	Total 2005
Derivative financial transactions
Interest-rate related business	1,752,257	5,776,276	859,413	8,387,946	284,817	105,942

OTC products
Forward rate agreements (FRAs)	—	—	—	—	—	—
Interest swaps	1,752,257	5,776,276	859,413	8,387,946	284,817	105,942
Interest-rate options	—	—	—	—	—	—
Other interest contracts	—	—	—	—	—	—
Products traded on the stock exchange
Interest futures	—	—	—	—	—	—

Forex related business	4,777,570	5,877,716	1,473,438	12,128,724	408,268	632,327

OTC products
Forex futures	—	—	—	—	—	—
Forex swaps	4,777,570	5,877,716	1,473,438	12,128,724	408,268	632,327
Forex options	—	—	—	—	—	—
Other forex contracts	—	—	—	—	—	—

Securities related business	—	—	—	—	—	—

OTC products
Shares-/index futures	—	—	—	—	—	—
Shares-/index options	—	—	—	—	—	—
Products traded on the stock exchange
Shares-/index futures	—	—	—	—	—	—
Shares-/index options	—	—	—	—	—	—

Other business	—	—	—	—	—	—

OTC products
Options	—	—	—	—	—	—

Total	6,529,827	11,653,992	2,332,851	20,516,670	693,085	738,269

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(52) Market value balance sheet

in 1,000 EUR	Value of item 2005		Market value 2005		Value of item 2004		Market value 2004
Market value balance sheet
Cash reserve		186,822		186,822		155,996		155,996
Receivables from banks		22,596,125		22,594,221		20,873,668		20,973,346
Receivables from customers		2,256,965		2,258,700		2,328,329		2,304,262
Risk provisions	-	672	-	672	-	672	-	672
Financial investments		874,888		874,888		816,515		816,515
Other assets		1,059,141		1,068,714		952,387		966,792

Liabilities to banks		1,940,236		1,939,542		2,398,154		2,398,707
Liabilities to customers		764,742		758,908		728,898		722,956
Securities liabilities		22,046,829		21,947,100		19,037,768		19,100,457
Other liabilities		855,378		763,973		1,713,508		1,629,017

Regarding the calculation of fair values see Note (7).

(53) Risk management

Risk management and risk controlling are crucial processes to ensure the security and profitability of the enterprise in the interest of the customers and shareholders. Kontrollbank Group ensures that the assumption of risk complies with the Board of Executive Directors’ guidelines and the defined corporate objectives. The day-to-day risk management activities comprise the development and implementation of strategies to avoid and minimize risks as well as to further develop and enhance the risk management and risk controlling methods. The priorities of these activities in 2005 and 2006 were emergency and crisis management as well as the monitoring of limits. The primary goal of Kontrollbank Group is to implement the requirements under Basle II as quickly as possible. The key risks to which Kontrollbank Group is exposed are the market, liquidity, credit and operational risks.

(54) Market risks

Market risk is defined as a potential loss resulting from market changes. Market risk comprises risks that can be distinguished as interest, foreign exchange and price risks. In Kontrollbank Group only the banking book is exposed to market risks, no trading book is maintained.

The effects of interest changes on the items of the banking book are monitored and controlled by periodically calculating the changed present values and net income from interest.

Foreign exchange risks arise above all in connection with long-term and short-term financing facilities in the export financing scheme. These risks are hedged against by an exchange rate guarantee of the Republic of Austria pursuant to the 1981 Export Financing Guarantees Act and derivative financial transactions (currency swaps).

To simulate the detrimental effects of extreme market changes, stress tests are performed.

Hedging

Derivative financial instruments are used to hedge against interest and foreign exchange risks of own issues. Instead of hedge accounting in accordance with IAS 39, these financial liabilities are classified as at fair value through profit and loss (FVTPL) to avoid an accounting mismatch. As a result, the fluctuations in value of individual derivatives and liabilities are directly recognized in the income statement.

(55) Liquidity risk

Liquidity risk is defined as the risk of not being able to meet payment obligations at the maturity date or to procure the liquid funds at the expected terms and conditions. By assigning the cash flows of all assets and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities to defined maturity bands, it becomes clear in which maturities liquidity shortages are recorded. On this basis the requisite control measures are taken.

(56) Credit risks

Credit risk is defined as the risk that customers do not meet payment obligations. It comprises risk of default, country risk and settlement risk.

The outstanding credit volume of Kontrollbank Group consists predominantly in export financing credits. Due to the strict guidelines for credit extension, these credits are granted subject to stringent requirements concerning collaterization (see Chapter 3.1 “Basis of the export financing scheme” of the Annual Report*). To hedge against credit risks in connection with derivative financial transactions, collateral agreements were concluded with the most important contracting parties, while with the remaining contracting partners downgrade trigger clauses were laid down. They allow contract assignment to other business partners or contract termination after a defined rating downgrade.

The business partners are grouped into five internal rating categories based on external ratings of internationally recognized rating agencies (Standard & Poor’s, Moody’s, FitchRatings). The development of the ratings is monitored on an ongoing basis. Internally developed criteria are applied in respect of customers for whom no external rating is available.

This approach makes it possible to classify the assets of the banking book and the off-balance-sheet transactions based on creditworthiness and collateralization. The portfolio broken down by rating categories, which were determined by taking into account collateral, is as follows:

in 1,000 EUR	Dec. 31, 2005 Volume	Proportion in %	Dec. 31, 2004 Volume	Proportion in %
Distribution of portfolio
Rating category 1 (corresponds to AAA)	23,592,282	89.5	23,212,535	92.8
Rating category 2 (corresponds to AA)	508,530	1.9	772,109	3.1
Rating category 3 (corresponds to A)	2,008,443	7.6	861,067	3.4
Rating category 4 (corresponds to BBB)	235,330	0.9	151,114	0.6
Rating category 5 (corresponds to BB and lower)	7,940	0.1	12,103	0.1

Total	26,352,525	100.0	25,008,928	100.0

(57) Operational risk

Under Basle II the operational risk is defined as “the risk of loss resulting from inadequate or failed internal processes, people or systems, or external events”. The operational risk manual lays down guidelines for risk identification, categorization and risk reporting. Based on the historical data of the claims database, the operational risk is analyzed and controlled. The primary objective is to minimize or avoid the risk by taking targeted measures. Special access authorizations, data security measures, application of the four-eyes principle as well as regular and extraordinary review of the business procedures by the Group’ auditors have always ensured a high level of security.

(58) Information on employees

During the financial year an average of 368 (2004: 367) employees were employed in the Group. Part-time employees were accounted for on a pro-rata basis, corresponding to the extent of their employment.

*Chapter 3.1 describes the requirements for refinancing credits as follows:

“The refinancing credits require a guarantee in conformity with the 1981 Export Financing Guarantees Act for the contract or right underlying the financing transaction. Such guarantee has to be issued by:

The Republic of Austria, a credit insurer according to the provisions of the said Act, Austria Wirtschaftsservice Gesellschaft mit beschränkter Haftung or an international organization.

Furthermore, the rights arising both from the relevant guarantee as well as from the underlying (export) contract have to be assigned as collateral security.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(59) Information on compensation of and loans to members of the Boards

The following table includes information on the total compensation of the members of the Board of Executive Directors and the Supervisory Board as well as severance and pension payments for the Board of Executive Directors, senior directors and other employees (including changes in provisions and reserves).

in 1,000 EUR	2005	2004
Compensation of and loans to members of the Boards
Total compensation of
active members of the Board of Executive Directors	not indicated	not indicated
former members of the Board of Executive Directors	205	200
members of the Supervisory Board	215	219
Pension and severance payments for
Board of Executive Directors/Senior Directors	4,595	621
other employees	5,910	5,403

According to section 266(7)(b) of the Commercial Code, the total compensation of active members of the Board of Executive Directors is not stated.

As at December 31, 2005 no loans to members of the Board of Executive Directors and of the Supervisory Board were outstanding. There were no guarantees of Kontrollbank for this group of persons. There are no management option plans for the Board of Executive Directors and for senior directors.

(60) Information on Board members and officials

• Board of Executive Directors Johannes Attems Rudolf Scholten

•      Board of Supervisory Directors

Erich Hampel, Chairman (since May 20, 2005)

Gerhard Randa (until May 20, 2005)

Walter Rothensteiner, 1st Vice-Chairman

Reinhard Ortner,

2nd Vice-Chairman (since May 20, 2005)

Andreas Treichl (until May 20, 2005)

Elisabeth Bleyleben-Koren (since May 20, 2005)

Christian Coreth (since May 20, 2005)

Jürgen Danzmayr

Stefan Ermisch (since May 20, 2005)

Wolfgang Haller (until September 5, 2005)

Markus Orsini-Rosenberg (until May 20, 2005)

Heimo Penker (since May 20, 2005)

Franz Pinkl (until May 20, 2005)

Regina Prehofer

Angelo Rizzuti (since May 20, 2005)

Ludwig Scharinger (until May 20, 2005)

Herbert Stepic

Johann Strobl

Johann Zwettler

Franz Zwickl

Staff Delegates: Martin Krull Anish Gupta (since March 14, 2006) Doris Hanreich-Wiesler Hubert Lindinger (until March 13, 2006) Claudia Richter Erna Scheriau Otto Schrodt Ulrike Zabini

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Government Commissioners pursuant to section 76 of the Austrian Banking Act

Alfred Lejsek, Commissioner

Johann Kinast, Deputy Commissioner (since March 1, 2006)

Matthias Winkler, Deputy Commissioner (until December 31, 2005)

These Government Commissioners according to the Austrian Banking Act are also Representatives of the Federal Minister of Finance appointed pursuant to section 6 of the 1981 Export Financing Guarantees Act.

•	Government Commissioners pursuant to section 27 of the Statutes (Covering Fund)

Johannes Ranftl, Commissioner

Edith Wanger, Deputy Commissioner

•	Auditors

KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna

(61) Other related party transactions

Numerous transactions with the shareholders arise from Kontrollbank’s nature of business activities as a specialized institution providing export and securities services. All these transactions are handled in accordance with the arm’s length principle.

The following balance-sheet items include transactions with the shareholders of Kontrollbank:

in EUR million	Dec. 31, 2005	Dec. 31, 2004
Related party transactions
Receivables from banks	17,239	15,604
Receivables from customers	2	5
Financial investments	74	77
Liabilities to banks	415	12

(62) Critical accounting estimates and judgements

The estimates of the trend in interest rates have a major impact on the results and the activity of Kontrollbank.

These estimates are also reflected in the valuation of financial instruments. The interest curves applied are based on the market conditions prevailing at the respective date. Therefore no major uncertainty is likely at the date of valuation.

(63) Events after the balance-sheet date

There are no events after the balance-sheet date affecting the financial statements 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(64) The transition to IFRS

The primary objective of IFRS financial statements is to provide investors with information on the assets, financial and earnings position of an enterprise. In contrast, creditor protection is the main principle underlying the financial statements prepared in accordance with the Commercial Code. These different objectives result from differences in accounting valuation methods, as well as differences in disclosure.

Risk provisions	In accordance with international business practices, risk provisions for claims are disclosed as a deduction on the asset side.

Financial investments	Financial investments include investments, securities held as fixed assets as well as securities serving as a liquidity reserve. Securities held as current assets which are valued strictly according to the lower-of-cost-or-market principle based on the Commercial Code have to be valued at fair value in accordance with IFRS.

Derivative transactions	Derivatives are valued at fair value by applying IAS 39. They are included in the item other assets/other liabilities. Value adjustments are recognized in net income from investments.

Provisions	In accordance with IAS 37, other provisions are subject to stricter accrual criteria, thus, higher provisions may be accrued due to application of the prudence principle pursuant to the Commercial Code.

Personnel provisions	Provisions for pensions and similar obligations are based on the static method of write-off to the lower going-concern value, while the dynamic projected unit credit method is used under IFRS. Future salary and pension developments are recognized immediately in the calculation. The discount factor is based on the capital market.

Deferred taxes	In accordance with the Commercial Code, deferred tax liabilities resulting from differences between the result based on the commercial law and the taxable result have to be shown on the liabilities side. There is a possibility of an option to capitalize accruals. In accordance with IAS 12, deferred taxes are accrued in conformity with the balance-sheet-based temporary difference concept. Deferred tax assets or liabilities are therefore the result of valuation differences in balance-sheet-item valuation under IFRS and tax valuation—regardless of the date of their reversal.

Equity	Minority interests are disclosed separately in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details on Adopting IFRS in the Kontrollbank Group

The consolidated financial statements of Kontrollbank Group for the financial year 2005 were for the first time prepared in accordance with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB). The consolidated financial statements were prepared and published based on the provisions of the Austrian Commercial Code (HGB) and the Austrian Banking Act (BWG) before and including 2004.

To highlight the differences, the effects of applying IFRS for the first time to individual items of the balance sheet and income statement are presented in the following.

(65) Reconciliation of balance sheet at January 1, 2004 (first-time adoption of IFRS)

in 1,000 EUR	As reported under HGB/BWG Dec. 31, 2003	Accounting policy changes under IFRS	IFRS Jan. 1, 2004
Assets
Cash reserve	87,118	—	87,118
Receivables from banks	20,489,906	-183,015	20,306,891
Receivables from customers	2,360,374	-10,384	2,349,990
Risk provisions	—	-672	-672
Financial investments	811,893	-10,309	801,584
Property and equipment	44,887	—	44,887
Other assets	303,319	+920,243	1,223,562

Total assets	24,097,497	+715,863	24,813,360

in 1,000 EUR	As reported under HGB/BWG Dec. 31, 2003	Accounting policy changes under IFRS	IFRS Jan. 1, 2004
Liabilities
Liabilities to banks	2,678,363	-96,590	2,581,773
Liabilities to customers	367,526	+12,569	380,095
Securities liabilities	19,758,952	-732,963	19,025,989
Provisions	982,244	-79,178	903,066
Other liabilities	50,780	+1,554,892	1,605,672
Equity	259,632	+57,133	316,765
of which minority interests	3,166	+425	3,591

Total liabilities	24,097,497	+715,863	24,813,360

Receivables from banks/customers	The value adjustment accrued as a general provision in accordance with section 57 BWG is not deducted from the asset item but recognized in equity. The unlisted bonds, which in accordance with BWG should have been accounted for in this position, were accounted for in financial investments.

Financial investments	All securities held are valued at fair value through profit and loss in the IFRS financial statements. Own bond issues recorded on the asset side under HGB have to be netted-out to the liabilities side under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets/ other liabilities	These items show the positive/negative fair values of hedging transactions (not accounted for under HGB/ BWG).

Liabilities to banks	Items with Republic of Austria exchange rate guarantee are valued at that exchange rate guaranteed in the HGB/BWG financial statements. The difference, thus arises from foreign exchange valuation at the market-FOREX as at December 31, 2003.

Securities liabilities	Hedging instruments designated to hedge own issues are valued at mark-to-market value. Own bond issues recorded on the asset side under HGB have to be netted-out to the liabilities side under IFRS.

Provisions	Provisions for personnel expenditure as well as provisions for deferred taxes were adjusted to the IFRS calculation method. Existing general provisions were not recognized as provisions in accordance with IFRS.

(66) Reconciliation of equity at January 1, 2004

in 1,000 EUR	Subscribed capital	Capital reserves	Retained earnings	Profit for the year	Minority interests	Total = Equity
First-time adoption of IAS—transition from HGB/BWG
Dec. 31, 2003 (HGB/BWG)	130,000	3,347	103,169	19,950	3,166	259,632

Valuation differences IAS 39			21,144			21,144
Personnel provisions IAS 19				-10,279		-10,279
Movement § 57value adjustment/General provision			53,561			53,561
Other changes			-2,968	-412		-3,380
Tax effects				-4,338		-4,338
Minority interests					425	425

Jan. 1, 2004 (IAS)	130,000	3,347	174,906	4,921	3,591	316,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(67) Reconciliation of income statement 2004

in 1,000 EUR	As reported under HGB/BWG 2004	Accounting policy changes under IFRS	IFRS 2004
Income Statement 2004
Interest and similar income	718,354	-165,187	553,167
Interest and similar expenditure	-596,010	+123,263	-472,747

Net interest income	122,344	-41,924	80,420

Credit risk provisions (net)	—	—	—
Result from commissions	-4,927	+40,884	35,957
Income from commissions	57,036	+18	57,054
Expenditure for commissions	-61,963	+40,866	-21,097
General administrative expenditure	-67,977	+508	-67,469
Balance of other income and expenditure	-1,973	+2,760	787

Operating result	47,467	+2,228	49,695

Net income from investments	-11,197	+15,311	4,114
Balance of extraordinary income and expenditure	—	—	—

Pre-tax profit for the year	36,270	+17,539	53,809

Taxes on income, other taxes	-11,581	-8,720	-20,301

After-tax profit for the year	24,689	+8,819	33,508

Minority interests	-140	-18	-158

Net profit for the year	24,549	+8,801	33,350

Net interest income	Re-classification of leasing revenue from other income and expenditure to net interest income. In the IFRS financial statements the interest stabilization provision is re-classified in the item interest and similar income (under HGB in the item interest and similar expenditure).

Results from commissions	Re-classification of interest-related expenses in the context of own issues to net interest income.

Net income from investments	The changes in the value adjustment pursuant to section 57 BWG included in this position under HGB/BWG is recorded as a change in revenue reserves and thus increases the profit for the year. Another difference results from valuing securities at fair value.

Taxes on income	This change results from adjusting deferred taxes to the corporate income tax rate of 25% (previously 34%) effective from January 1, 2005 and the recognition of tax accruals and deferrals.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(68) Reconciliation of balance sheet 2004

in 1,000 EUR	As reported under HGB/BWG Dec. 31, 2004	Accounting policy changes under IFRS	IFRS Dec. 31, 2004
Assets 2004
Cash reserve	155,996	—	155,996
Receivables from banks	21,079,428	-205,760	20,873,668
Receivables from customers	2,340,934	-12,433	2,328,501
Risk provisions	—	-672	-672
Financial investments	812,070	+4,445	816,515
Property and equipment	41,628	—	41,628
Other assets	180,800	+771,587	952,387

Total assets	24,610,856	+557,167	25,168,023

in 1,000 EUR	As reported under HGB/BWG Dec. 31, 2004	Accounting policy changes under IFRS	IFRS Dec. 31, 2004
Liabilities 2004
Liabilities to banks	2,443,415	-45,261	2,398,154
Liabilities to customers	728,898	—	728,898
Securities liabilities	20,195,343	-1,157,575	19,037,768
Provisions	931,949	+35,632	967,581
Other liabilities	41,435	+1,657,823	1,699,258
Equity	269,816	+66,548	336,364
of which minority interests	3,166	+444	3,610

Total liabilities	24,610,856	+557,167	25,168,023

Receivables from banks/customers	The value adjustment accrued as a general provision in accordance with section 57 BWG is not deducted from the asset item but recognized in equity. The unlisted bonds, which in accordance with BWG should have been accounted for in this position, were accounted for in financial investments.

Financial investments	All securities held are valued at fair value through profit and loss in the IFRS financial statements. Own bond issues recorded on the asset side under HGB have to be netted-out to the liabilities side under IFRS.

Other assets/ other liabilities	These items show the positive/negative fair values of hedging transactions (not accounted for under HGB/ BWG).

Liabilities to banks	Items with Republic of Austria exchange rate guarantee are valued at that exchange rate guaranteed in the HGB/BWG financial statements. The difference, thus arises from foreign exchange valuation at the market-FOREX as at December 31, 2004.

Securities liabilities	Hedging instruments designated to hedge own issues are valued at mark-to-market value. Own bond issues recorded on the asset side under HGB have to be netted-out to the liabilities side under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provisions	Provisions for personnel expenditure as well as provisions for deferred taxes were adjusted to the IFRS calculation method. The effects from the valuation of financial instruments in the export financing scheme are set off against one another and recognized in the interest stabilization provision.

(69) Date of release for publication

These financial statements are submitted to the Supervisory Board for approval on March 21, 2006.

Vienna, February 24, 2006

Oesterreichische

Kontrollbank Aktiengesellschaft

Signed by the Board of Executive Directors

Johannes Attems	Rudolf Scholten

IV. AUDITORS’ REPORT

We have audited the consolidated financial statements* of

Oesterreichische

Kontrollbank Aktiengesellschaft,

Vienna,

for the fiscal year from January 1 to December 31, 2005. The Company’s management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the group as of December 31, 2005 and of the results of its operations and its cash flows for the fiscal year from January 1 to December 31, 2005 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. The management report for the group is in accordance with the consolidated financial statements.

Vienna, February 24, 2006

KPMG Wirtschaftsprüfungs-

und Steuerberatungs GmbH

Johann Perthold	ppa Klaus-Peter Schmidt

Certified Public Accountants

*	This report is a translation of the original report in German which is solely valid. Publication of the financial statements together with the auditor’s opinion may only be made if the financial statements are identical with the audited version attached to this report.

MAP OF AUSTRIA

REPUBLIC OF AUSTRIA

GENERAL

The Republic of Austria is situated in Central Europe. It shares borders with:

•	Switzerland and Liechtenstein in the west,

•	the Federal Republic of Germany, the Czech Republic and the Slovak Republic in the north,

•	Hungary in the east, and

•	Slovenia and Italy in the south.

The population of Austria in 2004 was estimated at 8,175,000. From 1981 to 2004, Austria’s population increased by approximately 8.0%. Vienna, the capital, had a population of approximately 1.6 million in 2004.

Austria has an area of 32,383 square miles. The western and southern regions of Austria, containing the Austrian Alps, are mountainous and heavily forested. There are fertile plains in the eastern parts of the country and in the valley of the Danube River, which flows through Austria for a distance of 217 miles.

The present Austrian frontiers were determined by the Treaty of St. Germain in 1919. The occupation of Austria following World War II was ended by the State Treaty for the Re-establishment of an Independent and Democratic Austria in 1955. The treaty limits the manufacture and possession by Austria of certain types of military weapons, including atomic weapons.

FORM OF GOVERNMENT

Under the Austrian Federal Constitution Act of 1920, as amended in 1929 (the “Constitution”), Austria is a democratic and federal republic, with legislative and executive powers divided between the federal government and the nine constituent provinces.

The legislative power of the federal government is vested in a bi-cameral legislature consisting of the Nationalrat and the Bundesrat. The members of the Nationalrat are elected for a period of four years by direct, secret, popular suffrage under a system of proportional representation. The Nationalrat may be dissolved before the termination of the term of four years for which it is elected, by its own action or, in certain circumstances, by the Federal President. The present Nationalrat was elected on November 24, 2002. The members of the Bundesrat are elected periodically by the legislatures of the provinces in proportion to the populations of the nine provinces.

The executive powers of the federal government are vested in the Federal President, the Chancellor and the Cabinet. The Federal President is elected by direct, secret, popular suffrage for a term of six years. Dr. Heinz Fischer was elected Federal President on April 25, 2004 and assumed the office on July 8, 2004. The chief constitutional powers of the Federal President are the appointment of the Chancellor and his Cabinet and the dissolution of the Nationalrat. The present administration was formed on February 28, 2003 by a coalition of the Austrian People’s Party and the Austrian Freedom Party with Wolfgang Schüssel of the Austrian People’s Party as Chancellor and Herbert Haupt of the Austrian Freedom Party as Vice-Chancellor. On October 21, 2003, Hubert Gorbach of the Austrian Freedom Party replaced Herbert Haupt as Vice Chancellor. The administration currently consists of 12 members of the Austrian People’s Party, six members of the Austrian Freedom Party (now members of the newly founded BZÖ) and one minister who is not a member of a political party.

The judicial power is exercised by the federal courts. Courts of last resort are provided for questions of civil and criminal law and for questions of administrative law. A separate constitutional court has primary competence to determine the constitutionality of all legislative and administrative acts of the federal government and the provinces.

The judicial power is exercised by the federal courts. Courts of last resort are provided for questions of civil and criminal law and for questions of administrative law. A separate constitutional court has primary competence to determine the constitutionality of all legislative and administrative acts of the federal government and the provinces.

POLITICAL PARTIES

The following table shows the political affiliations of the members of the Nationalrat and the Bundesrat after each of the last two elections.

	1999		2001(*)		2002		2005(*)
	National- rat	Bundes- Rat	National- rat	Bundes- Rat	National- rat	Bundes- Rat	National- rat	Bundes- Rat
Austrian People’s Party (ÖVP)	52	27	52	28	79	28	79	26
Austrian Social Democratic Party (SPÖ)	65	22	65	23	69	21	69	29
Austrian Freedom Party (FPÖ)	52	15	52	12	18	12	18	—
Green Party (Grüne)	14	—	14	1	17	1	17	4
Independent	—	—	—	—	—	—	—	3

(*)	Although there were no elections in 2001 and 2005, changes compared to 1999 and to 2002 occurred due to changes in party affiliation and by-elections respectively.

MEMBERSHIP IN INTERNATIONAL ORGANIZATIONS

Austria is a member of many international organizations:

•	the United Nations and of all of its affiliated organizations. Three of these organizations, the International Atomic Energy Agency, the United Nations Industrial Development Organization and the United Nations Office for Drug Control and Crime Prevention have their headquarters in Vienna.

•	the European Union (“EU”),

•	the International Monetary Fund (“IMF”),

•	the International Bank for Reconstruction and Development (“IBRD”),

•	the Multilateral Investment Guarantee Agency (“MIGA”),

•	the International Finance Corporation (“IFC”),

•	the International Development Association, (“IDA”)

•	the Asian Development Bank (“ADB”),

•	the Asian Development Fund (“ADF”),

•	the Inter-American Development Bank (“IDB”),

•	the Fund for Special Operations (“FSO”)

•	the Inter-American Investment Corporation (“IIC”)

•	the African Development Fund (“AfDF”),

•	the African Development Bank (“AfDB”),

•	the European Bank for Reconstruction and Development (“ERBD”) and

•	the European Investment Bank (“EIB”),

•	the Organization for Economic Cooperation and Development (“OECD”),

•	the Council of Europe,

•	the International Energy Agency,

•	the International Fund for Agricultural Development (“IFAD”),

•	the Common Fund for Commodities (“CF”),

•	the Global Environment Facility (“GEF”).

Austria is a founding member of the World Trade Organization (“WTO”) and was previously a party to the General Agreement on Tariffs and Trade (“GATT”).

Vienna is recognized as a center for international conferences and has served as the site of numerous United Nations meetings as well as Strategic Arms Limitation Talks. The headquarters of the Organization of the Petroleum Exporting Countries (“OPEC”) are located in Vienna.

THE ECONOMY

General

Austria has a highly developed and diversified economy. Industry, which consists of manufacturing and mining, construction, energy and water supply, accounted for 30.7% of the gross value added at current prices in 2005. Industrial development has been favored by the availability of domestic sources of electric power and raw materials. Tourism, agriculture and forestry also play an important part in Austria’s economy.

Gross Domestic Product

The following table shows the major sectors of Austria’s gross domestic product for the years 2001 through 2005. The 2005 gross domestic product at current prices totaled EUR 246.5 billion, representing a 4.0% increase over 2004. The 2005 gross domestic product at 2000 prices totaled EUR 226.8 billion, representing a 1.9% increase over 2004.

GROSS DOMESTIC PRODUCT(1)

	2001	2002	2003	2004	2005	Percentage of 2005 total gross value added
	(Billions of euro, at current prices)
Agriculture and forestry	4.1	4.0	4.0	4.0	3.4	1.5
Industry:
Mining and quarrying	0.8	0.8	0.8	0.9	0.9	0.4
Manufacturing	39.2	39.5	39.6	42.4	44.5	20.2
Electricity, gas and water supply	4.3	4.7	5.3	5.2	5.6	2.6
Construction	14.5	14.8	15.7	16.0	16.6	7.5

Total Industry	58.8	59.8	61.4	64.4	67.7	30.7
Service activities:
Wholesale and retail trade	25.6	25.9	26.2	27.6	28.2	12.8
Hotels and restaurants	8.3	8.8	9.3	9.8	10.2	4.6
Transport, storage and communication	33.9	15.0	15.2	15.4	16.0	7.2
Financial intermediation	10.4	10.0	10.8	11.7	12.2	5.5
Real estate, renting and business activities	32.7	33.9	35.5	36.2	38.0	17.2
Public administration(2)	11.8	11.9	12.2	12.4	12.6	5.7
Other service activities	28.6	29.3	30.0	31.1	32.5	14.7

Total service activities	132.3	134.9	138.9	144.1	149.6	67.8
Total gross value added	194.3	198.7	204.3	212.6	220.7	100.0

Taxes less subsidies on products	21.6	22.0	22.7	24.5	25.8

Gross domestic product
Value	215.9	220.7	227.0	237.0	246.5

Volume(3)	212.1	214.2	217.2	222.5	226.8
Percentage change in gross domestic product over preceding year
Value	2.6	2.2	2.8	4.4	4.0
Volume(3)	0.8	1.0	1.4	2.4	1.9

(1)	ESA-95 basis. Amounts may not add due to rounding.
(2)	Including defense and social security.
(3)	Chained series, reference year 2000.

SOURCE:    WIFO database.

Domestic Expenditure

The following table shows the total goods and services available for domestic expenditure and the total domestic expenditure for goods and services at current prices for the years 2001 through 2005.

DOMESTIC EXPENDITURE(1)

	2001	2002	2003	2004	2005	Percentage of 2005 Gross Domestic Product
	(Billions of euro at current prices)
Gross domestic product	215.9	220.7	227.0	237.0	246.5	100.0
Add: Imports	97.9	96.9	101.7	109.3	114.4	46.4

Total demand	313.8	317.6	328.7	346.3	360.8	146.4
Less: Exports	103.3	107.5	109.8	120.9	127.4	51.7
Total domestic demand	210.5	210.1	218.9	225.4	233.4	94.7

Domestic expenditure:
Consumption expenditure:
Households(2)	122.9	124.6	128.5	132.0	136.6	55.4
General government	38.9	39.7	41.1	42.3	43.7	17.7

Final consumption expenditure	161.9	164.2	169.6	174.3	180.3	73.2
Investment:
Machinery and equipment(3)	21.9	20.2	21.7	22.1	22.3	9.0
Construction	25.8	25.4	26.9	27.6	28.7	11.6

Gross fixed capital formation	47.7	45.5	48.6	49.7	50.9	20.7
Changes in inventories(4)	1.0	0.9	0.8	1.0	1.4	0.6

Gross capital formation	48.6	46.4	49.4	50.7	52.3	21.2
Statistical discrepancy	0.0	(0.6)	(0.1)	0.4	0.8	0.3
Gross domestic final expenditure	210.5	210.1	218.9	225.4	233.4	94.7

(1)	ESA-95 basis. Amounts may not add due to rounding.
(2)	Including non-profit institutions serving households.
(3)	Including intangible fixed assets, other products, and products of agriculture, forestry, fisheries and aquaculture.
(4)	Including acquisition less disposals of valuables.

SOURCE:    WIFO database.

Productivity, Wages, Wholesale Prices and Cost of Living

The following table sets forth for Austria the indices of productivity and gross wages and salaries per worker and employee, wholesale and consumer prices and cost of living, and the respective percentage increases over the previous period for the years 2001 through 2005.

PRODUCTIVITY, WAGE AND PRICE INDICES(1)

	Productivity Real GDP per employment		Wages and salaries per employee		Wholesale prices		Consumer prices
	Index (1995 = 100)	Percentage increase over previous year	Index (1995 = 100)	Percentage increase over previous year	Index (1995 = 100)	Percentage increase over previous year	Index (1995 = 100)	Percentage increase over previous year
2001	110.1	0.2	110.9	1.4	104.6	1.5	110.1	2.7
2002	111.3	1.1	113.3	2.2	104.2	(0.4)	112.0	1.8
2003	112.8	1.3	115.5	1.9	105.9	1.7	113.6	1.3
2004	115.5	2.5	117.8	2.0	111.1	5.0	115.9	2.1
2005	117.0	1.3	120.6	2.4	113.4	2.0	118.6	2.3

(1)	Indices based on average of monthly data for the periods indicated.

SOURCE:    WIFO database.

Industry

In 2005, manufacturing (including mining) accounted for 21% of gross value added. Thus the contribution of manufacturing to Austria’s gross domestic product is higher than the average in European Union member states. Austria produced about 3% of the total manufacturing output in the European Union. Production increased in 2004. Austria’s share of the European Union’s manufacturing output increased between 1985 and 2001 from 2.1% to 2.6%. The absolute value added per employee was the sixth highest in the European Union (EU15).

In terms of contribution to gross domestic product, machinery was the largest sector within the industrial sector in 2005, followed by chemicals. The other primary contributors to the Austrian export industry are pulp and paper, leather, metals and metal products. Traditionally, Austria’s expenditures for research and development (R&D) have been lower than those of other members of the European Union. However, in 2004 R&D expenditures were above the European Union average, amounting to 2.3% of Austria’s gross domestic product.

In 2005, an average of 235,588 individuals were engaged in construction, representing 7.3% of Austria’s wage and salary earners. Construction accounted for 7.5% of the 2005’s gross value added.

Banking, Insurance, Real Estate and Business Services

The Single Market program of the European Union has increased competition within Austria’s financial services industry and led to a series of mergers and consolidations. Consequently, the number of banks declined from 923 in 2000 to 880 in 2005. More importantly, the number of branches was reduced by 239. Due to reduced provisions for non-performing credits and cost-cutting measures, profitability increased to a 11.4% return on equity (measured as core capital).

In 2005, the financial services, real estate and business services sectors contributed to gross domestic product at current prices by a margin of 22.7%.

In 2003, HypoVereinsbank, Munich, Germany, sold 25% of the shares of Bank Austria Creditanstalt AG, Vienna, in an initial public offering, in the course of which Bank Austria Creditanstalt AG was listed in the prime market segment of the Vienna Stock Exchange. In 2005, with the merger of HypoVereinsbank and UniCredito Italiano Bank Austria Creditanstalt has become a member of the new UniCredit Group. Bank Austria Creditanstalt remains responsible for all activities in Austria and for most of UniCredit Group’s activities in Central and Eastern Europe. Faced by saturated home markets and low margins, the expansion strategy of Austrian banks continues to focus on Eastern Europe.

Preliminary figures for the insurance industry in 2005 show a further acceleration in the growth of annual premiums earned (9.6%) while the industry’s claims payments showed little change, at 1.1%. Despite the modest increase in private households’ disposable income, the life insurance sector reported substantial gains in 2005 (15.5%). In contrast to previous years, the increase was mainly supported by single premium policies (40.2%), with contracts arranged on continuous payment of premiums also showing a marked increase (7.2%). This is mainly due to more generously subsidized private old age pensions, which are primarily sold through insurance contracts. Furthermore, insurance companies are now allowed to offer firm pension plans under the same favourable conditions as pension funds. The payout of life insurance policies increased slightly (1.7%), reflecting the strong growth in private old age pensions. In the property-liability insurance companies still exercise pricing power and reduce their exposure to bad risks. This strategy resulted in an increase of 5.2% in premiums earned in fiscal year 2005. Despite higher costs of repair, property-liability insurers managed to hold claims payments in 2005 almost constant (0.5%). The introduction of electronic communication with workshops and stronger emphasis on spot repair helped to contain costs and reduce the claims ratio further to 63%.

Energy

The following table shows Austria’s domestic production and consumption of primary energy and the ratio of domestic production to consumption for the years 2001 through 2004. With the exception of the figures discussed in the text following the table, complete data for the year 2005 are not yet available.

DOMESTIC PRODUCTION AND CONSUMPTION OF PRIMARY ENERGY(1)

	2001	2002	2003	2004
Domestic production:
Coal, coke and lignite	11,844	13,868	11,321	2,311
Hydro-electricity(2)	145,308	144,507	119,722	134,498
Oil and oil products	43,016	42,939	51,381	45,135
Natural gas	62,194	67,541	75,094	70,500
Other energy(3)	148,642	145,454	162,855	165,697

Total(4)	411,004	414,309	420,373	418,132

Domestic consumption(5):
Coal, coke and lignite	157,277	159,284	172,163	165,834
Hydro-electricity(2)	146,079	147,022	139,931	145,578
Oil and oil products	544,005	555,590	593,438	595,306
Natural gas	292,169	295,485	319,481	322,260
Other energy(3)	146,381	144,796	162,072	165,594

Total(4)	1,285,911	1,302,177	1,387,085	1,394,573

Domestic production as a percentage of domestic consumption	32.0	31.8	30.3	30.0

(1)	Measured in Tera Joules.
(2)	Without calorific production.
(3)	Includes firewood and waste.
(4)	Amounts may not add due to rounding.
(5)	Taking into account changes in inventories of producers, intermediaries and importers, as well as exchanges with other countries excluding changes in inventories of ultimate consumers.

SOURCE:    WIFO database.

While the reliance on oil, oil products and hydroelectric power as a percentage of total domestic consumption has been relatively stable, the use of natural gas and biomass has increased. In the foreseeable future, Austria will have to continue importing significant amounts of non-hydro-electric energy products.

In 2005, 0.93 million metric tons of crude oil (including NGL) were produced in Austria, amounting to 7.2% of total crude oil consumption. The production of natural gas from domestic sources was 15.3% of total natural gas consumption. According to the Austrian Member Committee of the World Energy Council (WEC) Austria has proven reserves of crude oil of 88 million barrels and proven reserves of natural gas of 766 billion cubic feet by the end of the year 2003.

The partly state-owned (indirectly through its parent) OMV AG (“OMV”), formerly Osterreichische Mineralölverwaltung AG, is an integrated oil and chemical company responsible for the largest part of the exploration and drilling activities in Austria and owns and operates Austria’s only oil refinery, located in Schwechat, near Vienna. Foreign companies have the major shares of the markets for petroleum products in Austria.

In 2005, Austria generated more electricity than in 2004 (+2.4%) and was a net importer of electricity (net imports amounting to 4.1% of total electricity consumption). Since 1978, following a national referendum, Austrian law has forbidden the use of nuclear power as a source of energy.

In 2005, expenditures for imported energy accounted for 4.7% of Austria’s gross domestic product. Russia, Kazakhstan, Nigeria and Saudi Arabia were the principal suppliers of crude oil to Austria in 2005. In that year, 71% of all natural gas imports came from Russia, whereas the share of Norwegian gas imports under the Troll-Gas-Sales Agreement reached 14% and the imports from Germany accounted for 13%. Coal and coke were imported principally from Poland and the Czech Republic.

Agriculture and Forestry

Almost half of Austria’s surface area is used for agriculture and animal breeding. Domestic agricultural production covers approximately 85% of the country’s food consumption. In 2005 livestock raising and dairy operations accounted for about 49% of total agricultural production.

Austria has one of the largest forest areas in Europe. About 47% of its surface area, or approximately 15,200 square miles, are forested. Exports of lumber and forest products, including paper, paperboard and pulp, represented 7.3% of Austria’s exports in 2005.

In 2005, an average of approximately 180,000 individuals was active in agriculture and forestry, representing 5.2% of Austria’s labor force.

Tourism

Austria’s tourism industry benefits from extended summer and winter seasons. The natural and scenic attractions of Austria’s mountains, lakes and resorts, as well as its rich traditions in music, theater, literature and other forms of art and science, attract a great number of tourists each year, principally from the Federal Republic of Germany. Austria’s federal, provincial and municipal authorities provide substantial funds each year for support and development of the tourist trade.

The total number of overnight stays by non Austrians has increased since 1997 and reached 87.7 million in 2005. Austrian tourism benefited from favorable positioning in the rapidly expanding short vacation segment, as well as from structural improvements in and the modernization of tourism facilities. Total overnight stays by both foreigners and Austrians declined in 2005 by 1.7% to 119.2 million, in comparison to the year before. In particular, more overnight stays of guests from the Netherlands, Spain, Belgium, the United Kingdom, Norway, Ireland, Denmark, Hungary, the Czech Republic, Slovakia, Japan, China, South-Korea and India were recorded, while the number of overnight stays of tourists from Switzerland, the USA, France, Turkey and Southeast-Asia declined. The two most important markets for the Austrian tourism, however, are still Germany (which market shared stagnation in overnight stays in 2005) and the Netherlands, which in 2005 accounted for 50.1% of all overnight stays. According to the latest Tourism Satellite Account (TSA) estimates for 2005, direct tourism value added accounted for 6% of Austria’s gross domestic product. Taking into consideration both direct and indirect demand, tourism contributed 8.7% to GDP.

The following table shows the total number of overnight stays by non Austrians in Austria and foreign exchange receipts derived therefrom.

OVERNIGHT STAYS BY FOREIGNERS AND

RELATED FOREIGN EXCHANGE RECEIPTS

	2001	2002	2003	2004	2005
Overnight stays by foreigners (thousands)	83,468	85,538	86,276	85,922	87,717
Total foreign exchange receipts (millions of euro)	13,399	13,903	14,548	14,886	15,427

SOURCE:    STATISTIK AUSTRIA, OeNB.

The Role of Government in the Economy

The industries and companies under state ownership have included the entire coal, iron ore, and iron and steel industries and a large part of the non-ferrous metals and oil and natural gas industries, as well as a number of companies producing machinery and vehicles, electrical machinery and equipment, and chemicals and chemical products. Austria vested the administration of ownership interests in the nationalized industries in the Österreichische Industrieholding Aktiengesellschaft (“ÖIAG”). Austria owns all the shares of ÖIAG.

In 1993, following an amendment to the ÖIAG Act and the adoption of the ÖIAG Financing Amendments Act, ÖIAG began with the privatization of companies or groups of companies owned by it. As of December 31, 2002, prior to the privatization transactions described below, ÖIAG held 100% of the stock of Österreichische Post AG (“Post”), Österreichische Postbus AG (“Postbus”) and Österreichische Bergbauholding AG (“ÖBAG”) and minority interests in Telekom Austria AG (“Telekom Austria”) (47.2%), Austrian Airlines AG (“Austrian Airlines”) (39.7%), Böhler-Uddeholm AG (“Böhler-Uddeholm”) (25%), OMV AG (“OMV”) (35%), voestalpine AG (“voestalpine”) (34.7%) and VA Tech AG (“VA Tech”) (24%). All of these companies except for Österreichische Post AG, Österreichische Postbus AG and ÖBAG have been successfully floated on the stock exchange.

•	Post is Austria’s leading service provider in mail carriage.

•	Postbus was spun off from Post.

•	ÖBAG is a holding company with equity interests in coal and iron mining.

•	Telekom Austria is Austria’s largest telecommunications group, providing fixed network, mobile communications, data communications and internet services.

•	The Austrian Airlines group covers all segments of the aviation industry—from scheduled and charter traffic to cargo—and is the market leader in these areas in Austria.

•	OMV is engaged in the exploration, development and refining of oil and gas, as well as the production of chemicals for use in the fertilizer industry.

•	voestalpine is Austria’s largest steel producer.

•	Böhler-Uddeholm is a steel refinery that manufactures high-grade steel products.

•	VA Tech is an engineering firm, providing services in the field of metallurgy, energy, environmental protection and physical plant construction, among others.

On May 9, 2003 the Austrian government instructed ÖIAG to continue with the privatization of companies and groups held by it. Under the privatization mandate ÖIAG has to maximize the value and the sales price of these companies. In addition, the mandate requires ÖIAG to act in the best interest of the Republic by:

•	creating and conserving secure jobs in Austria;

•	providing, to the extent possible, that the decision making powers for the privatized companies remain in Austria;

•	maintaining and expanding existing research and development capacities through the creation of Austrian core share ownership through shareholder agreements with, among others, industrial partners, banks, insurance companies, pension funds and social security funds; and

•	considering the interests of the Austrian capital markets.

Pursuant to this privatization mandate, ÖIAG:

•	sold approximately 9% of its 24% interest in VA Tech on the Vienna Stock Exchange in August 2003;

•	issued notes exchangeable into up to 25 million shares of Telekom Austria (representing 5% of the outstanding share capital of Telekom Austria) in August 2003;

•	sold approximately 19.7% of its 34.7% interest in voestalpine in a global offering and additionally issued notes exchangeable into up to the remaining approximately 5.9 million shares of voestalpine (representing approximately 15% of the outstanding share capital of voestalpine) in September 2003;

•	sold its entire 25% interest in Böhler-Uddeholm in a global offering in November 2003;

•	sold its 26% stake in BMG Metall und Recycling GmbH to majority shareholder Ecobat in August 2004;

•	merged ÖBAG into GKB-Bergbau GmbH in October 2004;

•	sold the shares in VOEST-ALPINE Erzberg GmbH to the Erzberg Private Foundation in December 2004;

•	sold approximately 17% of its 47.2% interest in Telekom Austria to institutional investors in December 2004;

•	tendered all of its shares in VA Tech in a public tender offer launched by Siemens AG Austria in January 2005; the settlement of the tender took place in July 2005 after the transaction was cleared by the European Union competition authorities;

•	exchanged all exchangeable notes on investor request into the remaining shares held in voestalpine by August 2005; and

•	exchanged a fraction of the exchangeable notes on investor request into shares of Telekom Austria. At the end of 2005 ÖIAG held approximately 30.2% of the outstanding share capital of Telekom Austria.

As a result of not exercising its preemptive rights in a capital increase and convertible bond offering by OMV in December 2004, ÖIAG’s interest in OMV decreased from 35% to approximately 31.5%.

The sale of Postbus to ÖBB AG, which had been contractually agreed in 2002, became effective on September 15, 2003 following approval by the relevant competition authorities.

The following organizational chart presents the structure of ÖIAG and the extent of its interests in its most significant subsidiaries and equity holdings as of December 31, 2005.

Labor and Social Legislation

The average active population (men between the ages of 15 and 65 and women between the ages of 15 and 60) of Austria in 2005 was estimated at approximately 5.3 million individuals, and the Austrian labor force (wage and salary earners, self-employed individuals and unemployed individuals) was estimated at 3.9 million.

In recent years, a substantial number of foreign workers have been employed in Austria. Their average number in 2005 totaled approximately 0.4 million or 11.6% of the labor force. Approximately half of the foreign workers are citizens of the former Yugoslavia, and approximately one-sixth are citizens of Turkey.

The rate of unemployment (according to Eurostat Labour Force Survey), as a percentage of the total number of wage and salary earners, including self-employed and unemployed, was 4.8% in 2004. In 2005 the average number of unemployed was approximately 0.2 million, representing 5.2% of the labor force. At that time, there were 26,209 job vacancies.

Austria’s social security system includes health, maternity, disability and old age benefits, workmen’s compensation, family allowances, supplementary retirement and welfare plans, unemployment benefits and a number of other social services and benefits. Approximately 99.0% of Austria’s population is covered by social security. Social security benefits are paid out of current contributions from employees and employers and by current allocations from the federal budget. The preliminary federal budget for 2005 provided for total expenditures for social welfare payments in an amount of EUR 24.9 billion. Such expenditures account for 38.2% of the total federal expenditures, excluding expenditures for state-owned enterprises. They do not, however, take into account any expenditure for social welfare services financed by the budgets of the Länder or made with the proceeds of borrowings by the Republic pursuant to any special budget law.

Foreign Direct Investments

The amount of inward foreign direct investments has been growing at a rate of only 2.8% in 2003 — the lowest rate within a decade. The sluggish growth performance is mainly due to disinvestments in existing stocks rather than to a lack of new investments. 73% of foreign investments originate from European Union member countries and over half of that share is accounted for by Germany. European countries outside the European Union account for 10% of foreign direct investments. The most important countries among these are Switzerland and Liechtenstein. Outside Europe the United States is the single most important investor in Austria, accounting for 10% of the total, while Japan accounts for only 2%. In 2003, U.S. investments in Austria shrank (by 6.8%) while foreign direct investments from Germany, the Netherlands, Great Britain, Spain and Switzerland, which decreased in 2002, increased by 5.6% in 2003.

The most important industries in which foreign entities have acquired major interests are the oil, chemical, electric and electronic equipment industries. In addition, foreign companies have invested in banking, trading, insurance operations and real estate and business services, which accounted for approximately 73% of foreign direct investments in Austria in 2003. In 2003 only the real estate and business services sectors experienced a marked increase in foreign direct investments (EUR 2.2 billion). In the majority of the other sectors capital inflows have been declining.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Austria became a member of the EFTA at its establishment in 1960. By 1966, all tariffs between EFTA members were eliminated. On July 17, 1989 Austria applied for membership in the European Union. On May 2, 1992 Austria joined the EEA and its membership in the EU became effective on January 1, 1995.

The following table, which should be considered in conjunction with the price indices shown below, shows the exports and imports of Austria in the years 2001 through 2005.

FOREIGN TRADE(1)

Year	Exports (F.O.B.)	Imports (C.I.F.)	Balance of trade	Exports as a percentage of imports
	(Millions of euro)			(%)
2001	74,251	78,692	(4,440)	94.4
2002	77,400	77,104	296	100.4
2003	78,903	80,993	(2,091)	97.4
2004	89,848	91,094	(1,247)	98.6
2005	93,996	95,493	(1,497)	98.4

(1)	Based on movements of goods.

SOURCE:    STATISTIK AUSTRIA, WIFO database.

For the first time in Austrian post-war history exports of goods surpassed imports in 2002, resulting in part from an increase in the net surplus in trade with the then-candidates for membership in the European Union (Estonia, Latvia, Lithuania, Poland, Czech Republic, Slovakia, Hungary, Slovenia, Cyprus and Malta), which joined the European Union on May 1, 2004.

Changes in the volume of exports and imports, in export and import prices and in Austria’s terms of trade, i.e., the relationship of the prices of exported goods to the prices of imported goods, are shown in the following table.

INDICES OF FOREIGN TRADE(1)

(1995 = 100)

	Exports (F.O.B.)		Imports (C.I.F.)		Terms of trade(2)
Year	Price index	Volume index	Price index	Volume index
2001	104.2	169.0	105.7	153.3	98.6
2002	104.1	176.3	103.3	153.7	100.8
2003	103.5	180.6	101.9	163.8	101.6
2004	104.4	204.1	102.8	182.5	101.6
2005	105.9	210.6	105.8	185.9	100.1

(1)	Based on movements of goods.
(2)	Export price index divided by import price index, expressed in percentages.

SOURCE:    STATISTIK AUSTRIA, WIFO database.

The following table summarizes the composition of Austria’s exports and imports by product groups for the years 2001 through 2005.

EXPORTS AND IMPORTS BY PRODUCT GROUPS(1)

	2001	2002	2003	2004	2005	Percentage of 2005
	(Millions of euro)
Exports (f.o.b.):
Food and live animals	2,803	3,074	3,323	3,553	3,970	4.2
Beverages and tobacco	974	975	1,320	1,596	1,778	1.9
Crude materials, inedible except fuels	2,388	2,511	2,570	2,876	2,902	3.1
Mineral fuels, lubricants and related materials	1,452	1,840	2,011	2,901	4,294	4.6
Animal and vegetable oils, fats and waxes	53	66	71	76	75	0.1
Chemicals and related products n.e.s.	7,077	7,929	7,972	8,177	9,090	9.7
Manufactured goods classified chiefly by material(2)	17,187	17,309	17,758	19,312	21,111	22.5
Machinery and transport equipment	32,137	33,069	33,234	40,329	39,052	41.5
Miscellaneous manufactured articles	10,180	10,627	10,645	11,029	11,724	12.5

Total exports(3)	74,251	77,400	78,903	89,848	93,996	100.0

Imports (c.i.f.):
Food and live animals	3,937	4,029	4,203	4,673	4,988	5.2
Beverages and tobacco	437	497	551	568	565	0.6
Crude materials, inedible except fuels	2,930	2,960	2,934	3,324	3,793	4.0
Mineral fuels, lubricants and related materials	5,500	5,731	6,453	8,083	11,647	12.2
Animal and vegetable oils, fats and waxes	110	126	125	149	155	0.2
Chemicals and related products, n.e.s.	8,229	8,683	9,016	9,392	10,457	11.0
Manufactured goods classified chiefly by material(2)	13,264	12,507	12,863	14,451	14,924	15.6
Machinery and transport equipment	31,612	30,020	32,004	37,076	35,098	36.8
Miscellaneous manufactured articles	12,672	12,552	12,845	13,378	13,866	14.5

Total imports(3)	78,692	77,104	80,993	91,094	95,493	100.0

(1)	Based on movement of goods.
(2)	Semi-finished and finished products.
(3)	Amounts may not add due to rounding.

SOURCE:    STATISTIK AUSTRIA, WIFO database.

The following table shows the geographic distribution of Austria’s foreign trade for the years 2001 through 2005.

EXPORTS AND IMPORTS BY GEOGRAPHIC AREA(1)

	2001	2002	2003	2004	2005	Percentage of 2005
	(Millions of euro)
Exports (f.o.b.):
EU countries(2)
Germany	24,160	24,780	25,091	28,951	29,977	31.9
Italy	6,323	6,544	7,074	7,706	8,176	8.7
United Kingdom	3,467	3,608	3,484	3,765	3,860	4.1
Czech Republic	2,151	2,248	2,411	2,752	2,906	3.1
Hungary	3,316	3,335	3,174	3,338	3,241	3.4
Other EU countries	14,879	15,696	15,927	18,005	18,689	19.9

Total EU countries	54,296	56,211	57,160	64,517	66,849	71.1
Other countries
Switzerland	4,175	4,371	4,366	4,434	4,694	5.0
Eastern European countries(3)	3,689	4,112	4,744	5,605	6,354	6.8
United States	3,933	4,010	4,087	5,307	5,328	5.7
All other countries	8,159	8,696	8,545	9,985	10,771	11.5

Total exports(4)	74,251	77,400	78,903	89,848	93,996	100.0

Imports (c.i.f.):
EU countries(2)
Germany	31,901	31,086	33,190	39,130	40,486	42.4
Italy	5,643	5,548	5,687	6,234	6,358	6.7
United Kingdom	2,081	2,017	1,851	1,754	1,838	1.9
Czech Republic	2,119	2,236	2,631	2,886	3,133	3.3
Hungary	2,688	2,556	2,626	2,603	2,410	2.5
Other EU countries	14,731	15,023	15,476	17,666	17,877	18.7

Total EU countries	59,163	58,465	61,462	70,273	72,102	75.5
Other countries
Switzerland	2,630	2,631	3,416	2,847	2,758	2.9
Eastern European countries(3)	2,700	2,859	3,199	4,052	5,160	5.4
United States	4,210	3,735	3,127	2,958	3,177	3.3
All other countries	9,989	9,414	9,789	10,964	12,295	12.9

Total imports(4)	78,692	77,104	80,993	91,094	95,493	100.0

(1)	Based on movements of goods.
(2)	The EU consists of Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovak Republic, Slovenia, Spain, Sweden, and United Kingdom.
(3)	Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, Kyrgyz Republic, Macedonia, Moldova, Romania, Russia, Serbia/Montenegro, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.
(4)	Amounts may not add due to rounding.

SOURCE:    STATISTIK AUSTRIA, WIFO database.

Balance of Payments

The following table shows the balance of payments of Austria with all countries and the net change in official international reserves of the Oesterreichische Nationalbank (“OeNB”), Central Bank of Austria, for the years 2001 through 2005.

BALANCE OF PAYMENTS(1)

	2001	2002	2003	2004	2005
	(Millions of euro)
Current account	(4,132)	747	(478)	355	3,013
Goods, services and income	(2,780)	2,693	1,566	2,602	5,131
Goods	(1,403)	3,765	967	2,499	2,762
Exports	74,722	78,031	79,236	90,137	94,296
Imports	76,125	74,266	78,269	87,638	91,534
Services	2,064	617	1,647	1,898	3,745
Travel(2)	2,439	3,096	3,149	3,961	5,130
Income	(3,441)	(1,689)	(1,048)	(1,794)	(1,377)
Current transfers	(1,352)	(1,946)	(2,044)	(2,248)	(2,118)
Capital and financial account	3,591	(3,834)	(484)	(9)	(844)
Capital account	(592)	(385)	13	(274)	(190)
Financial account	4,183	(3,449)	(497)	283	(654)
Direct investment	3,108	(5,791)	7	(2,982)	(300)
Portfolio investment	6,333	(4,347)	4,033	(785)	(11,202)
Other investment	(7,256)	5,296	(5,660)	2,986	10,306
Financial derivatives	(69)	(417)	(671)	(493)	158
Reserve assets	2,067	1,810	1,795	1,558	385
Errors and omissions	542	3,087	961	(364)	(2,171)

(1) Amounts may not add due to rounding.

(2) Including international passenger transport.

In 2001 Austria’s current account closed with a deficit of EUR 4.1 billion (1.9% of GDP) which is EUR 1.2 billion lower than in 2000. This improvement in the current account was mainly due to the better result in the balance of goods and services. The balance of goods and services improved and showed a surplus of EUR 0.7 billion. On the other hand the income sub-account showed a markedly higher deficit of EUR 3.4 billion. The balance of transfers, which mainly reflects Austria’s contribution to the EU-budget, remained largely unchanged with a deficit of EUR 1.4 billion.

The financial account closed the year 2001 with net financial imports of EUR 4.2 billion (a decrease of about EUR 0.5 billion compared to 2000). The direct investments of Austria abroad in 2001 stood at EUR 3.1 billion. The net foreign direct investments into Austria equaled EUR 6.7 billion as compared to EUR 9.6 billion in 2000. In 2001 Austria purchased EUR 13 billion worth of foreign securities compared to EUR 29 billion in 2000. Non-resident’s purchases of Austrian securities stood at EUR 19 billion compared to EUR 32 billion in 2000.

In 2002 for the first time in twelve years Austria’s current account closed with a surplus (EUR 0.7 billion or 0.3% of GDP), which is an increase of EUR 4.9 billion year on year. This development resulted from a sharp decrease in imports as well as increasing exports. Trade showed an improvement of approximately EUR 5.5 billion, while the balance on services decreased from the level in 2001. Furthermore, the deficit on income declined by EUR 1.7 billion, which added to the improvement of the current account.

The financial account decreased sharply from net financial inflows of EUR 4.2 billion in 2001 to net financial outflows of EUR 3.4 billion in 2002. In 2002 outward direct investment reached EUR 5.8 billion. Austrian portfolio investment abroad rose sharply to EUR 25.6 billion, twice as much as in 2001. Foreign investors purchased EUR 20.1 billion of Austrian securities, approximately reaching the level of the previous year.

In 2003, Austria’s current account closed with a deficit of EUR 0.5 billion or 0.2% of GDP. The fall in the surplus on goods by EUR 2.8 billion to EUR 1.0 billion was the main factor that caused the current account to slip into deficit. Exports edged up by 1.5%, while imports grew by 5.4%. Services amounted to EUR 1.6 billion. At EUR 1.0 billion, the largest outflows in the current account were again recorded in the income sub-account. The shortfall on current transfers widened to EUR 2.0 billion in 2003, chiefly as a result of lower public sector transfer income.

The financial account decreased sharply from net outflows of EUR 3.4 billion in 2002 to EUR 0.5 billion in 2003 whereas direct investment almost achieved equilibrium. Portfolio investment amounted to EUR 4.0 billion in 2003.

In 2004, Austria’s current account improved and closed the year with a surplus of EUR 0.3 billion or 0.1% of GDP. The balance of goods and services improved from EUR 1.6 billion to EUR 2.6 billion. Exports grew by 13.7% and imports by 12.0% respectively. The shortfall on current transfers changed from EUR 2.0 billion in 2003 to EUR 2.2 billion in 2004.

The financial account improved compared to 2003 and stood at EUR 0.3 billion. Direct investments fell from their near equilibrium in 2003 to a deficit of EUR 3.0 billion in 2004. Portfolio investments fell sharply from EUR 4.0 billion to a deficit of EUR 0.8 billion.

In 2005, Austria’s current account further improved and stood at EUR 3.0 billion (1.2% of GDP). The balance of goods and services amounted to EUR 5.1 billion which is mainly due to an improvement of services by 97% compared to last year. Exports continued to develop satisfactorily in 2005 and showed an increase of 4.6% compared to 2004, whereas imports grew by 4.4%.

The financial account turned negative again and closed at EUR 0.6 billion. Direct investments closed at EUR 0.3 billion, which is the result of Austrian investments abroad of EUR 7.5 billion and foreign participations in Austria of EUR 7.2 billion respectively. Austrian investments in foreign securities - mainly bond issues - reached a record high in 2005 and amounted to EUR 34 billion whereas foreign investments in Austrian securities showed a slight decrease compared to the prior year and stood at EUR 23 billion.

FOREIGN EXCHANGE

Foreign Exchange Rates

On January 1, 1999 the euro was introduced as the legal currency of participating Member States of the European Union. During a transition period from January 1, 1999 until December 31, 2001, the Austrian schilling (ATS) was a non-decimal unit of the euro, expressed by the conversion rate irrevocably fixed on December 31, 1998 at ATS 13.7603 per 1 euro. Both the euro and the schilling were initially legal tender in Austria. Euro coins and bank notes became available on January 1, 2002. The Austrian schilling ceased to be legal tender at the end of February 2002.

The following table shows the average exchange rates of the euro to the dollar during the periods indicated.

EXCHANGE RATES OF THE EURO

Dollars per euro
Annual average
2001	0.896
2002	0.945
2003	1.131
2004	1.243
2005	1.245
Monthly average
January 2006	1.210
February 2006	1.194
March 2006	1.202

SOURCE:    WIFO database.

The exchange rate of the euro was at 1.3507 USD/EUR at the beginning of 2005 and closed the year at 1.1797 USD/EUR (reference rates published by the ECB). This general downward movement of the exchange rate was accompanied by substantial fluctuations. During 2005, the U.S. dollar reached its low of 1.1667 USD/EUR on November 15, 2005 and its peak on January 3, 2005, at 1.3507 USD/EUR.

BANKING SYSTEM AND MONETARY POLICY

Oesterreichische Nationalbank (“OeNB”)—Central Bank of Austria

The following is a general description of the Austrian banking system as part of the European central bank system, which is defined by the Treaty establishing the European Community, as amended by the Treaty establishing the European Union (the Maastricht Treaty) (hereinafter the “EC Treaty”) and the Statutes of the European System of Central Banks and of the European Central Bank. The role of Austria’s central bank in this system is also defined by the Austrian National Bank Act.

The OeNB, established by Austrian Federal Law in 1922, is the central bank of Austria. It is a joint stock company, 50% of whose shares are owned by the Republic of Austria by law, with the balance being owned by Austrian financial institutions and other Austrian entities. The transfer of shares in OeNB is subject to approval by the bank’s general meeting.

The OeNB is supervised by a General Council (Generalrat) consisting of fourteen members: the President and Vice-President of the OeNB, six members appointed by the Federal Government, and six members elected by the shareholders meeting. Pursuant to the National Bank Act, the members of the General Council shall include representatives from banks, industry, trade, small business and agriculture, as well as representatives of salaried employees and wage earners. The daily business of OeNB is run by the Directorate (Direktorium) consisting of the Gouverneur, the Vice-Gouverneur and two other members.

Like any other company in which the Republic of Austria holds a stake of at least 50% of the capital, the OeNB is subject to control by the Court of Accounts (Rechnungshof).

European System of Central Banks:    Upon Austria’s entry into the final stage of European Monetary Union on January 1, 1999, the OeNB became an integral part of the European System of Central Banks (“ESCB”). The ESCB, which consists of the European Central Bank (“ECB”) and the national central banks (NCBs) of those EU member states participating in monetary union, was established for the conduct of the single European monetary policy. The ESCB’s primary objective is to maintain price stability. In addition, and without prejudice to this objective, the ESCB supports the general economic policies in participating countries. Its basic functions are to define and implement the monetary policy of the euro area; to conduct foreign exchange operations; to hold and manage the official foreign reserves of the Member States; and to promote the smooth operation of payment systems. The process of decision-making in the ESCB is centralized through the decision-making bodies of the ECB, namely the ECB’s Executive Board and its Governing Councils.

The sole shareholders of the ECB are the national central banks. Each NCB’s capital share is based on the respective Member State’s share in the population and the GDP of the EU. As of May, 1, 2004, the OeNB had a share of 2.08% in the subscribed capital of the ECB.

By establishing the ECB, the participating Member States abandoned some of their sovereignty over monetary policy, but the NCBs retain all of the functions that are not transferred to ESCB.

The ECB requires credit institutions established in the participating Member States, including OKB, to hold minimum reserves on accounts with the national central banks, which, in OKB’s case are held by OeNB. OKB calculates the minimum reserve requirements according to the relevant ECB regulations. The ECB may at any time change the reserve ratios. Liabilities to other institutions subject to the ECB’s minimum reserve system and liabilities to the ECB and the national central banks are not included in the reserve base.

Banking System

As of the end of 2005, Austria had a total of 880 independent banks (so-called Kreditinstitute, or credit institutions), which are classified into seven so-called sectors on the basis of their legal status:

•	44 joint stock banks and private bankers

•	57 savings banks

•	10 regional mortgage banks

•	576 rural credit cooperatives

•	68 small business credit cooperatives

•	4 building and loan societies

•	96 special purpose banks

•	25 branches of foreign banks

While the number of credit institutions was 3 less than as of the end of 2004 (883 banks), the total number of branches and banking outlets decreased from 5,242 to 5,197.

Business Activity and Earnings Situation:    The aggregate total assets of all Austrian-based credit institutions increased by 10.0% in 2005 compared with 2004. Loan demand grew by 4.4% in 2005. Similar to the previous year, loan growth in 2005 was predominantly carried by foreign currency-denominated loans which gained 10.1% while euro-loans only increased by 3.0%. Growth of domestic nonbanks’ deposits accelerated to 4.5% in 2005. Demand deposits and time deposits both grew by 10.8%, whereas savings deposits only climbed marginally by 0.68%. Direct domestic issues of banks increased by 15.0% in 2005.

The total operating profit of all Austrian-based credit institutions rose by 16% in 2005. Net interest income fell slightly, and the ratio of net interest income to total operating income decreased by 4.2 percentage points, standing at 45.2% as of December 31, 2005. Income from securities and participating interests in 2005 exceeded the 2004 result by 23.1%. The balance on commissions was up by 14.1%, and the net income from financial transactions increased by 5.4%. This translated into a ratio of operating profit to total assets of 0.82% for the year 2005, an increase of 0.07% compared to 2004. Operating income increased by 8.0%, and operating expenses increased by 3.5%. The cost/income ratio therefore improved by 3.1 percentage points and amounted to 64.0% in 2005.

Monetary Policy

In order to fulfil the mandate of maintaining price stability, the EC Treaty accords the Eurosystem (term used to refer to the ECB and the NCBs of the Member States that have adopted the euro) a considerable degree of institutional independence, albeit supplemented by extensive obligations concerning transparency and accountability.

The Eurosystem’s stability-oriented monetary policy which was announced in October 1998 and thoroughly evaluated four and a half years after the introduction of the euro in May 2003, consists of three main elements: a quantitative definition of price stability, a broadly based assessment of the outlook for price developments, and a prominent role for money in the assessment of risks to price stability. The last two elements are also referred to as the two pillars which structure the comprehensive analysis on which monetary policy decisions are based. While the economic analysis identifies short to medium-term risks to price stability, the monetary analysis should help assessing medium to long-term trends in inflation.

The Eurosystem has a variety of monetary policy instruments at its disposal to manage liquidity. As an integral part of the Eurosystem, one of the main tasks of the OeNB is to carry out monetary policy operations in Austria.

During the first five years after the introduction of the single currency, two different tender systems were used for the main refinancing operations (normally reverse transactions with a maturity of two weeks, since March 9, 2004: one week): fixed rate tenders and, since June 2000, floating rate tenders. The longer-term refinancing operations have been conducted as pure floating rate tenders in which the ECB has acted as a rate taker since the beginning of Stage Three (irrevocable fixing of the exchange rates of the currencies of the 11 Member States initially participating in Monetary Union). The regular refinancing operations accommodated the bulk of the demand for central bank money. The amount of assets eligible as collateral for the monetary policy transactions was adequate compared to the refinancing needs of the bank. Recourse to the standing facilities -the marginal lending facility and the deposit facility—was on average quite low. Most of the time short-term money market rates were stable and close to the minimum bid rate of the main refinancing operation (MRO). However, in some situations temporary imbalances occurred. In the beginning of March a significant underbidding occurred in the wake of strong expectations that the ECB would cut interest rates was observed. The resulting reserve deficit was balanced by the ECB by means of a tender-split operation, i.e. an additional one-week tender operation was launched in parallel to the regular MRO. A similar transaction was executed in May 2004 in order to balance the volumes of the outstanding MROs. In addition, the ECB carried out a 4 billion EUR fine-tuning operation to absorb excess liquidity at the end of this maintenance period (May 23) after an unusually strong recourse to the marginal lending facility. In the beginning of June again an underbidding situation occurred which resulted in a higher allotment at the next MRO and another tender-split operation in July in order to rebalance the volumes of the outstanding MROs.

In January 2003 the ECB-Council decided to modify the framework for monetary policy operations with effect as of the first quarter 2004 with the aim of minimizing such temporary distortions of the bidding behaviour in case of strong interest rate expectations of market participants. First the timing of the reserve maintenance period was changed so that it always starts on the settlement day of the MRO following the Governing Council meeting at which the monthly assessment of the monetary policy stance is pre-scheduled. Furthermore changes to the standing facilities rates have been aligned with the start of the new maintenance period. Second, the maturity of MROs was shortened from two weeks to one week. In addition, also the risk control-framework for collateral was fine-tuned to reframe the haircut-system and new rules for eligible guarantees.

The euro money market, in which the TARGET (Trans-European Automated Real-time Gross settlement Express Transfer System) payment system plays an important role, has continued to operate with increasing efficiency. The number of cross-border transactions was considerably higher than before the start of the Eurozone, and some banks managed at times to get liquidity in the unsecured segment at conditions at least as favorable as the minimum bid rate in the tender operations.

Based on data as at December 31, 2005, the Austrian share amounted to approximately 3.1% of the total Eurozone reserve requirement. The minimum reserve ratio applicable to the liability base of banks was left unchanged at 2% in 2005. In the course of 2005, required reserves increased by roughly EUR 340 million from approximately EUR 4.5 billion in December 2004 to EUR 4.8 billion in December 2005. Minimum reserves accrue interest on the basis of the marginal rate that the Eurosystem charges for its main refinancing operations. This means that at the beginning of the year, the rate was at approximately 2.05% and increased to 2.31% in December 2005.

REVENUES AND EXPENDITURES

Federal Budget

The fiscal year for the federal budget is the calendar year. Prior to the beginning of each year, the federal government submits the proposed annual budget of estimated receipts and expenditures to the Nationalrat for approval. Any increase or shift in expenditures requires again the approval by the Nationalrat of a special budget law authorizing such increase or shift, except that the Federal Minister of Finance has limited discretionary authority to increase authorized expenditures provided that additional revenues are available. Budget deficits are financed by government borrowings either domestically or externally, and in the event that revenues are less than expected, a special budget law must be submitted to the Nationalrat authorizing the Minister of Finance to undertake additional borrowings. Since 1976, however, the Minister of Finance has been authorized to finance shortfalls in revenues of up to 3% of the anticipated amount shown in the basic budget without the approval of the Nationalrat if he determines that such revenue shortfalls resulted from a downturn in the business cycle, but the Minister of Finance is obliged to report to the Nationalrat on such operations quarterly.

Pursuant to the Federal Constitution of 1929 and a federal law adopted in 1948, the Rechnungshof (the Court of Accounts) is entrusted with the audit of the administration of the finances of the federal government and its constituent provinces and of their annual financial statements. The Rechnungshof is independent from the executive branch and reports directly to the Nationalrat. It is responsible, in essence, for the compilation of the budget outcome report to be submitted annually to the Nationalrat, for assistance in the contracting of indebtedness for moneys borrowed (federal debt documents have to be countersigned by the president of the Rechnungshof), for the control of administration expenditures, and for assistance in issuing certain government decrees.

After showing significant deficits in the 1990s (in 1995 the general government deficit reached 5.6% of GDP), Austria was able to reach a slight surplus in 2001 and only a minor general government budget deficit in the year 2002, due to ambitious consolidation programs in the years 1996 and 2000. In spite of the strict consolidation programs, the federal government succeeded in preserving social equilibrium, preventing increases of non-wage labor costs, safeguarding competitiveness and implementing measures to promote economic growth. Although the major part of the consolidation came from reducing government expenditures, additional measures were taken on the revenue side.

In the years 2001 to 2003 Austria went through a period of slow economic growth that in 2003 eventually turned the fiscal balance into deficit again. The successful consolidation efforts of 2000 however allowed for the automatic stabilizers to work during the economic downswing as well as for a significant tax reform that started in 2005. For the next years, the aim is to bring the public budget back into balance and to reduce the public gross debt to below 60% of GDP until 2008.

The federal accounts as set forth below for the years 2002 to 2004 have been audited by the Rechnungshof and approved by the Nationalrat. The accounts for 2005 show the expected result and are not yet audited and approved. The accounts for 2006 represent the basic budget as approved by the Nationalrat in 2005.

For further information concerning the budget for the fiscal years 2002 to 2006, see “Republic of Austria—Tables and Supplementary Information—Federal Revenues and Expenditures”.

SUMMARY OF REVENUES AND EXPENDITURES

	2002	2003	2004	2005(1)	2006(2)
	(Millions of euro)
I. General Account
Federal Government Revenues:
Total taxes and levies—gross	54,951	53,498	56,207	56,310	58,316
Less: transfers to provinces, municipalities and funds	(16,176)	(16,077)	(16,397)	(16,441)	(17,028)
Transfer to EU—budget	(2,108)	(1.952)	(2,149)	(2,386)	(2,386)

Total taxes and levies—net	36,666	35,468	37,660	37,483	38,901
Other levies	8,839	8,970	9,254	9,383	9,718
Other sources	13,924	13,452	13,433	12,103	11,741
Total revenues	59,428	57,890	60,347	58,969	60,360

Expenditures:
Total	61,818	61,387	64,977	64,420	66,172
Of which: staff expenditures	10,452	10,604	10,114	10,291	10,288
Other expenditures	51,366	50,783	54,863	54,126	55,884
Budget deficit—net of public debt redemptions	2,390	3,498	4,630	5,451	5,812
Budget deficit—net, as a percentage of gross domestic product	(1.0%)	(1.6%)	(2.0%)	(2.2%)	(2.3%)
II. Financing Account
Expenditure	34,697	51,623	30,226	49,104	50,101
Revenue	37,087	55,121	34,856	54,555	55,912

Surplus	2,390	3,498	4,630	5,451	5,812

Rounding	differences
(1)	Provisional Result
(2)	Federal Budget

SOURCE:    Federal Budget Laws, WIFO.

Taxation

On January 1, 2005 a tax reform bill came into force. This tax reform lowers the tax burden by about EUR 2.5 billion, in particular by reducing the corporate income tax rate from 34% to 25% and by a modified personal income tax rate.

The principal taxes levied by Austria are personal income tax (including salary and wage tax), corporate income tax and value added tax (“VAT”). Personal income taxation is progressive, with a top marginal rate of 50% on taxable income in excess of EUR 51,000. For employees, this top marginal rate is reduced to about 43% by statutory tax allowances for 1/6 of the yearly income. For the corporate income tax there is a flat rate of 25%. The general VAT rate is 20%, and the reduced rate, mainly on food products, rents, passenger transport, books and newspapers and certain services, is 10%. In comparison to other European countries, effective direct taxation is low, while indirect taxation is above average.

Under Austrian law, a fraction of the taxes collected by the federal government must be remitted to the provinces and municipalities under a revenue-sharing plan. The fractions and the taxes involved, and the basis of distribution among the provincial and local entities, are negotiated periodically among federal and other government authorities. The latest agreement concluded in autumn 2004 covers the period 2005 to 2008.

Austria is a party to tax treaties with 54 countries worldwide, including the United States.

PUBLIC DEBT

Summary of Domestic and External Debt

The following table sets forth the direct domestic and external debt of Austria outstanding at December 31 of each of the years indicated.

DIRECT DEBT

	2001	2002	2003	2004	2005
	(Millions of euro)
Domestic	112,671	116,448	122,021	131,747	139,670
External(1)	16,228	15,738	13,929	13,141	11,635

Total	128,898	132,186	135,950	144,888	151,305

Less: Holdings of own Bonds	(7,486)	(8,233)	(9,073)	(9,338)	(9,976)

Total	121,413	123,953	126,877	135,550	141,329

(1)	Translated into EUR at the exchange rates prevailing at December 31 of each year indicated.

SOURCE:    Austrian Federal Financing Agency.

External funded debt in foreign currencies outstanding as of December 31, 2005 was as follows(1):

(Millions of euro)
Payable in U.S. Dollars	0
Payable in Swiss Francs	7,195
Payable in Yen	4,439

Total	11,635
Less: Holding of own Bonds	0

Total	11,635

(1)	Translated into euro at the exchange rates prevailing at December 31, 2005.

SOURCE:    Austrian Federal Financing Agency.

In addition to its direct debt, Austria has guaranteed the payment of the principal of, and interest on, certain obligations of public agencies, enterprises in which Austria has an ownership interest, and of others pursuant to the Export Guarantees Act and Export Financing Guarantees Act. The major portion of the debt guaranteed by Austria has been guaranteed pursuant to the Export Guarantees Act and the Export Financing Guarantees Act. The following table sets forth the principal amount of debt guaranteed by Austria outstanding at December 31 of each of the years 2001 through 2005.

GUARANTEED DEBT

	December 31,
	2001	2002	2003	2004	2005
	(Millions of euro)
Domestic(1)	38,372	35,495	38,228	41,518	43,499
External	24,049	19,874	17,078	17,649	20,869

Total Guaranteed Debt(2)	62,421	55,369	55,306	59,167	64,368

(1)	Translated into EUR at the exchange rates prevailing at December 31 of each year indicated.
(2)	In addition, the Republic is liable by law for all liabilities of the Austrian Postal Savings Bank assumed until December 31, 2000. Such liabilities amounted to EUR 5.6 billion as of December 31, 2004.

SOURCE:    Ministry of Finance.

Debt Service

The following table sets forth the debt service requirements for the indicated periods in respect of the internal funded debt of Austria outstanding at December 31, 2005.

DEBT SERVICE REQUIREMENTS OF DOMESTIC DEBT

	2006	2007	2008	2009	2010
	(Billions of euro)
Interest	5.7	5.8	5.0	4.5	4.1
Principal	15.4	15.7	7.2	9.1	8.9

Total	21.8	21.5	12.2	13.6	13.0

SOURCE:    Ministry of Finance.

The following table sets forth the debt service requirements for the indicated periods in respect of the external funded debt of Austria outstanding at December 31, 2005.

DEBT SERVICE REQUIREMENTS OF EXTERNAL DEBT(1)

	2006	2007	2008	2009	2010
	(Billions of euro)
Interest	0.3	0.3	0.2	0.2	0.1
Principal	2.2	1.1	0.8	2.8	1.6

Total	2.5	1.4	1.0	3.0	1.7

(1)	Computed on the basis of rates of exchange used by the Ministry of Finance for uniform valuation purposes, as of December 31, 2003.

SOURCE:    Austrian Federal Financing Agency.

Debt Record

Austria has always paid promptly when due the full face amount of the principal of and interest on every direct obligation issued by it since 1945 in the currency of the country where payable, and has paid all amounts payable under its post-war agreements for settlements of its pre-war external debt. Since 1945, Austria has not been called upon to make any payments in respect of any indebtedness guaranteed by Austria except for payments in respect of indebtedness of foreign entities to Austrian exporters or credit institutions which were covered by export credit guarantees issued by Austria under the Export Guarantees Act or predecessor statutes.

TABLES AND SUPPLEMENTARY INFORMATION

I. FEDERAL REVENUES AND EXPENDITURES

ORDINARY BUDGET REVENUES

	2002	2003	2004	2005(1)	2006(2)
	(Millions of euro)
Total taxes and levies, gross	54,951	53,498	57,207	56,310	58,316

Of which:
Personal Income Tax	3,126	2,950	2,819	2,400	2,800
Wage Tax	16,219	16,943	17,119	17,000	17,700
Tax on Interest	1,663	1,410	1,318	1,550	1,570
Corporate Income Tax	4,559	4,331	4,470	3,600	3,800
Turnover Tax	17,639	16,472	18,155	19,100	19,400
Mineral Oils Tax	3,109	3,309	3,594	3,700	3,650
Other Taxes and Levies	8,636	8,083	8,732	8,818	9,396

Less: transfers to provinces and municipalities, funds, etc.(3)	(16,176)	(16,077)	(16,397)	(16,441)	(17,028)
Transfers to the European Union	(2,108)	(1,952)	(2,149)	(2,386)	(2,386)

Public taxes, net	36,666	35,468	37,660	37,483	38,902
Transfers from tax revenues	1,494	1,497	1,663	1,572	1,676
Tax-like revenues (unemployment insurance contributions, employers’ contributions, etc.)	7,373	7,473	7,591	7,811	8,042
Other sources	13,924	13,452	13,433	12,103	11,741

Total	59,428	57,890	60,347	58,969	60,360

Rounding	differences
(1)	Provisional Outturn
(2)	Federal Budget
(3)	Including payments pursuant to the Act Governing Health and Social Welfare Allowances.

SOURCE:    Federal Budget Laws

ORDINARY BUDGET EXPENDITURES

	2002	2003	2004	2005(1)	2006(2)
	(Millions of euro)
I. General Account
Federal Government:
Office of the President	6	5	5	5	5
Federal Legislature	119	113	107	112	114
Constitutional Court	6	7	7	8	8
Administrative Court	11	12	12	12	12
Public Attorney’s Office	4	4	5	5	5
Court of Accounts	23	23	24	25	25
Federal Chancellery	309	396	425	403	398
Interior Affairs	1,696	1,728	1,730	1,893	1,885
Education and Culture	5,769	5,870	5,881	5,950	6,023
Arts	218	217	220	225	226
Science	2,529	2,506	3,160	3,120	3,081
Social Affairs and Generations	1,881	1,872	1,893	1,890	1,878
Social Security	5,944	6,978	6,685	6,842	7,086
Health	520	572	610	623	629
Youth, Family and Seniors	4,532	4,960	5,246	5,618	5,783
Foreign Affairs	314	308	341	380	388
Justice	873	909	875	976	976
National Defence	1,664	1,760	1,740	1,810	1,810
Financial Administration	2,157	2,221	2,288	2,007	1,980
Treasury Operations	1,948	921	1,140	758	1,014
Tax Collection	5	5	5	2	2
Grants to Provinces and Municipalities	4,588	4,251	4,092	4,186	4,341
Federal Property	730	639	1,062	1,141	1,135
Pensions	6,205	6,535	6,566	7,143	7,284
Public Debt Services incl. Swaps	8,486	8,344	8,329	8,816	9,365
Agriculture, Forestry and Water economy	1,994	2,024	2,008	2,052	2,114
Environment new	409	508	511	525	559
Commerce and Employment	6,008	5,348	5,058	5,604	5,722
Public Works	203	—	—	—	—
Transportation, Innovation and Technology	2,589	2,330	2,645	2,290	2,325
Public Benefits and Sports	78	21	—	—	—

Total Federal Expenditures	61,818	61,387	64,977	64,420	66,172

Net Deficit	2,390	3,498	4,630	5,451	5,812

II. Financing Account
Expenditure	34,697	51,623	30,226	49,104	50,101
Revenue	37,087	55,121	34,856	54,555	55,912

Surplus	2,390	3,498	4,630	5,451	5,812

Rounding	differences
(1)	Provisional Outturn
(2)	Federal Budget

SOURCE:    Federal Budget Laws

The difference between the amount of expenditures and that of revenues (deficit) is financed by borrowings under authority of the federal budget law of the respective fiscal years and by application of the balance of available funds at the end of the preceding fiscal year.

PUBLIC DEBT (Internal and External Debt as of December 31, 2005)

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bond 1996-2006	02-96	02-06	6.125	EUR	605,264,600.00	605,264,600.00										EUR	42,820,017.58	42,820,017.58
Government Bond 1996-2006	05-96	05-06	6.250	EUR	882,664,200.00	882,664,200.00										EUR	75,425,748.97	75,425,748.97
Government Bond 2000-2006	04-00	07-06	5.875	EUR	6,405,105,392.54	6,405,105,392.54	EUR	190,500,000.00	190,500,000.00							EUR	827,235,000.00	827,235,000.00
Government Bond 1997-2007	01-97	01-07	5.625	EUR	937,495,000.00	937,495,000.00										EUR	88,646,923.92	88,646,923.92
Government Bond 1997-2007	04-97	04-07	5.750	EUR	1,454,460,000.00	1,454,460,000.00										EUR	91,275,206.07	91,275,206.07
Government Bond 1997-2007	06-97	07-07	5.625	EUR	1,049,369,064.00	1,049,369,064.00										EUR	86,209,090.68	86,209,090.68
Government Bond 2000-2027	09-00	07-27	6.250	EUR	6,581,099,002.31	6,581,099,002.31	EUR	217,000,000.00	217,000,000.00							EUR	167,436,000.00	167,436,000.00
Government Bond 2000-2008	01-00	01-08	5.710							EUR	2,250,000,000.00	2,250,000,000.00
Government Bond 2000-2008	01-00	01-08	1.715										JPY	64,744,500,000.00	466,123,110.15
Government Bond 2000-2008	02-00	01-08	4.010										CHF	240,690,000.00	154,774,612.57
Government Bond 1999-2008	09-99	01-08	5.000	EUR	8,140,089,500.00	8,140,089,500.00	EUR	432,775,186.79	432,775,186.79							EUR	1,004,290,400.00	1,004,290,400.00
Government Bond 2003-2007	10-03	06-07	3.673										EUR	1,500,000,000.00	1,500,000,000.00
Government Bond 1999-2014	01-99	01-14	4.125	EUR	1,321,000,000.00	1,321,000,000.00										EUR	85,402,000.00	85,402,000.00
Government Bond 1999-2009	03-99	07-09	4.000	EUR	8,725,750,000.00	8,725,750,000.00	EUR	516,852,172.18	516,852,172.18							EUR	186,500,000.00	186,500,000.00
Government Bond 1999-2009	07-99	07-09	5.000							EUR	1,215,000,000.00	1,215,000,000.00
Government Bond 1999-2009	07-99	07-09	1.940										JPY	38,920,800,000.00	280,207,343.41
Government Bond 2000-2009	03-00	07-09	4.260										CHF	1,153,194,000.00	741,556,170.02
Government Bond 2000-2009	04-00	07-09	var.										EUR	192,271,451.52	192,271,451.52
Government Bond 2001-2009	12-01	07-09	var.							JPY	5,524,500,000.00	39,773,218.14
Government Bond 1999-2010	11-99	01-10	5.500	EUR	8,811,000,000.00	8,811,000,000.00	EUR	326,400,000.00	326,400,000.00							EUR	514,600,000.00	514,600,000.00
Government Bond 2001-2010	01-01	01-10	5.390							EUR	966,000,000.00	966,000,000.00
Government Bond 2001-2010	01-01	01-10	1.625										JPY	90,415,800,000.00	650,941,684.67
Government Bond 2001-2010	02-01	01-10	3.700										CHF	230,675,000.00	148,334,512.25
Government Bond 2000-2007	02-00	10-07	5.658							EUR	336,000,000.00	336,000,000.00
Government Bond 2000-2007	02-00	10-07	3.975										CHF	538,772,800.00	346,455,404.80
Government Bond 2000-2007	03-00	10-07	5.500	EUR	8,749,484,000.00	8,749,484,000.00	EUR	711,400,000.00	711,400,000.00							EUR	376,384,000.00	376,384,000.00
Government Bond 2001-2011	01-01	01-11	5.360							EUR	751,188,111.00	751,188,111.00
Government Bond 2001-2011	01-01	01-11	3.820										CHF	253,230,642.00	162,838,815.51
Government Bond 2001-2011	04-01	01-11	5.250	EUR	8,268,193,000.00	8,268,193,000.00	EUR	445,500,000.00	445,500,000.00							EUR	712,300,000.00	712,300,000.00
Government Bond 2001-2011	01-01	01-11	1.618										JPY	64,554,781,000.00	464,757,242.62
Government Bond 1994-2024	01-94	01-24	6.500	EUR	947,618,211.96	947,618,211.96										EUR	416,702,966.34	416,702,966.34
Government Bond 1996-2006	02-96	02-06	6.000	EUR	985,003,715.35	985,003,715.35										EUR	20,242,045.57	20,242,045.57
Government Bond 1994-2024	02-94	02-24	6.250	EUR	381,243,430.72	381,243,430.72										EUR	104,367,180.79	104,367,180.79
Government Bond 1997-2007	03-97	03-07	var.	EUR	115,040,250.00	115,040,250.00
Government Bond 1997-2007	05-97	03-07	var.							EUR	12,782,250.00	12,782,250.00
Government Bond 1997-2007	05-97	03-07	0.000										JPY	1,830,000,000.00	13,174,946.00
Government Bond 1995-2007	05-95	05-07	7.250	EUR	511,291,900.00	511,291,900.00										EUR	48,260,329.38	48,260,329.38
Government Bond 1997-2007	05-97	05-07	var.	EUR	102,258,194.00	102,258,194.00
Government Bond 1997-2007	05-97	05-07	var.							EUR	102,258,194.00	102,258,194.00
Government Bond 1997-2007	05-97	05-07	2.200										JPY	14,100,500,000.00	101,515,478.76
Government Bond 1986-2016	05-86	05-16	5.750	EUR	196,847,215.00	196,847,215.00
Government Bond 2003-2012	04-03	07-12	4.300							EUR	400,000,000.00	400,000,000.00
Government Bond 2003-2012	04-03	07-12	2.820										CHF	594,100,000.00	382,033,309.76
Government Bond 2003-2012	07-03	07-12	4.185										EUR	196,423,841.06	196,423,841.06
Government Bond 2003-2012	07-03	07-12	2.690							CHF	296,600,000.00	190,727,284.42
Government Bond 2002-2012	06-02	07-12	5.000	EUR	8,518,384,000.00	8,518,384,000.00	EUR	200,000,000.00	200,000,000.00
Government Bond 2003-2018	10-03	01-18	4.650	EUR	9,771,379,000.00	9,771,379,000.00	EUR	177,000,000.00	177,000,000.00							EUR	170,000,000.00	170,000,000.00
Government Bond 2004-2018	03-04	01-18	4.385							EUR	563,034,033.31	563,034,033.31
Government Bond 2004-2018	03-04	01-18	1.670										JPY	72,060,000,000.00	518,790,496.76
Government Bond 2003-2013	09-03	10-13	3.800	EUR	9,482,317,000.00	9,482,317,000.00	EUR	276,000,000.00	276,000,000.00							EUR	209,000,000.00	209,000,000.00
Government Bond 2004-2014	04-04	07-14	4.300	EUR	8,002,100,000.00	8,002,100,000.00	EUR	95,500,000.00	95,500,000.00							EUR	409,000,000.00	409,000,000.00
Government Bond 2004-2014	11-04	07-14	3.815							EUR	16,485,328.06	16,485,328.06
Government Bond 2004-2014	11-04	07-14	2.530										CHF	25,000,000.00	16,076,136.58
Government Bond 2005-2020	02-05	07-20	3.900	EUR	7,168,310,000.00	7,168,310,000.00	EUR	40,000,000.00	40,000,000.00							EUR	240,000,000.00	240,000,000.00
Government Bond 2005-2015	07-05	07-15	3.500	EUR	7,119,187,000.00	7,119,187,000.00	EUR	300,500,000.00	300,500,000.00							EUR	1,054,000,000.00	1,054,000,000.00
Government Bond 1987-2007	03-87	03-07	5.875	JPY	20,000,000,000.00	143,988,480.92
Government Bond 1994-2009	02-94	02-09	3.750	JPY	60,000,000,000.00	431,965,442.76
Government Bond 1996-2006	02-96	02-06	4.000	CHF	750,000,000.00	482,284,097.49
Government Bond 1998-2006	04-98	01-06	3.250	CHF	2,250,000,000.00	1,446,852,292.46	CHF	450,000,000.00	289,370,458.49
Government Bond 2001-2009	11-01	08-09	3.000	CHF	1,150,000,000.00	739,502,282.81	CHF	300,000,000.00	192,913,638.99
Government Bond 1986-2006	03-86	03-06	9.500	USD	102,000,000.00	86,462,660.00
Government Bond 1986-2006	03-86	03-06	9.500							USD	102,000,000.00	86,462,660.00
Government Bond 1986-2006	03-86	03-06	5.375										CHF	200,000,000.00	128,609,092.66
Government Bond 1993-2008	05-93	05-08	6.250	USD	200,000,000.00	169,534,627.45
Government Bond 1993-2008	05-93	05-08	6.250							USD	200,000,000.00	169,534,627.45
Government Bond 1993-2008	05-93	05-08	var.										JPY	22,150,000,000.00	159,467,242.62
Government Bond 2002-2009	03-02	10-09	5.075										EUR	568,742,250.70	568,742,250.70
Government Bond 2002-2009	03-02	10-09	5.250	USD	1,700,000,000.00	1,441,044,333.31	USD	243,918,925.17	206,763,520.53
Government Bond 2002-2009	03-02	10-09	5.250										USD	243,918,925.17	206,763,520.53
Government Bond 2002-2009	03-02	10-09	5.250							USD	1,700,000,000.00	1,441,044,333.31
Government Bond 2002-2009	03-02	10-09	3.640										CHF	1,056,234,800.00	679,206,996.33
Government Bond 2002-2009	03-02	10-09	3.640							CHF	60,000,000.00	38,582,727.80
Government Bond 2002-2009	07-02	10-09	0.615										JPY	58,136,000,000.00	418,545,716.34
Government Bond 2002-2009	07-02	10-09	0.615							JPY	39,836,000,000.00	286,796,256.30
Government Bond 1999-2006	04-99	04-06	5.500	USD	1,000,000,000.00	847,673,137.24
Government Bond 1999-2006	04-99	04-06	5.500							USD	1,000,000,000.00	847,673,137.24
Government Bond 1999-2006	04-99	04-06	1.120										JPY	59,550,000,000.00	428,725,701.94
Government Bond 2001-2006	05-01	04-06	var.										EUR	668,740,674.85	668,740,674.85

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bond 2003-2006	04-03	04-06	1.120							JPY	15,000,000,000.00	107,991,360.69
Government Bond 1999-2029	10-99	10-29	4.750	GBP	200,000,000.00	291,842,988.47	GBP	99,399,602.00	145,045,384.50
Government Bond 1999-2029	10-99	10-29	var.										EUR	310,137,938.00	310,137,938.00
Government Bond 1999-2029	10-99	10-29	var.							EUR	154,137,938.00	154,137,938.00
Government Bond 1999-2029	10-99	10-29	4.750										GBP	99,399,602.00	145,045,384.50
Government Bond 1999-2029	10-99	10-29	4.750							GBP	200,000,000.00	291,842,988.47
Government Bond 1999-2009	10-99	10-09	14.250	ZAR	100,000,000.00	13,397,283.03
Government Bond 1999-2009	10-99	10-09	var.										EUR	15,582,392.00	15,582,392.00
Government Bond 1999-2009	10-99	10-09	14.250							ZAR	100,000,000.00	13,397,283.03
Government Bond 2001-2006	01-01	03-06	0.000	USD	220,000,000.00	186,488,090.19
Government Bond 2001-2006	01-01	03-06	4.760										EUR	242,879,222.00	242,879,222.00
Government Bond 2001-2006	01-01	03-06	0.000							USD	220,000,000.00	186,488,090.19
Government Bond 2001-2007	05-01	05-07	5.625	USD	100,000,000.00	84,767,313.72
Government Bond 2001-2007	05-01	05-07	4.858										EUR	113,500,000.00	113,500,000.00
Government Bond 2001-2007	05-01	05-07	5.625							USD	100,000,000.00	84,767,313.72
Government Bond 2001-2009	06-01	06-09	5.750	USD	100,000,000.00	84,767,313.72
Government Bond 2001-2009	06-01	06-09	5.095										EUR	117,000,000.00	117,000,000.00
Government Bond 2001-2009	06-01	06-09	5.750							USD	100,000,000.00	84,767,313.72
Government Bond 2001-2006	09-01	12-06	4.500	USD	750,000,000.00	635,754,852.93
Government Bond 2001-2006	09-01	12-06	4.350										EUR	823,242,082.87	823,242,082.87
Government Bond 2001-2006	09-01	12-06	4.500							USD	750,000,000.00	635,754,852.93
Government Bond 2002-2012	01-02	01-12	3.375	CHF	1,000,000,000.00	643,045,463.31
Government Bond 2002-2007	02-02	02-07	6.500	NOK	400,000,000.00	50,093,926.11
Government Bond 2002-2007	02-02	02-07	4.490										EUR	50,890,585.24	50,890,585.24
Government Bond 2002-2007	02-02	02-07	6.500							NOK	400,000,000.00	50,093,926.11
Government Bond 2002-2012	02-02	02-12	5.500	USD	600,000,000.00	508,603,882.34
Government Bond 2002-2012	02-02	02-12	5.500							USD	600,000,000.00	508,603,882.34
Government Bond 2002-2012	02-02	02-12	3.644										CHF	983,310,600.00	632,313,420.36
Government Bond 2002-2012	05-02	02-12	5.161										EUR	18,809,471.12	18,809,471.12
Government Bond 2002-2007	03-02	08-07	5.000	USD	600,000,000.00	508,603,882.34
Government Bond 2002-2007	03-02	08-07	4.685										EUR	683,103,765.84	683,103,765.84
Government Bond 2002-2007	03-02	08-07	5.000							USD	600,000,000.00	508,603,882.34
Government Bond 2002-2007	05-02	05-07	3.000	CHF	500,000,000.00	321,522,731.66	CHF	300,000,000.00	192,913,638.99
Government Bond 2002-2006	05-02	05-06	12.000	ZAR	300,000,000.00	40,191,849.09
Government Bond 2002-2006	05-02	05-06	4.550										EUR	31,120,332.00	31,120,332.00
Government Bond 2002-2006	05-02	05-06	12.000							ZAR	300,000,000.00	40,191,849.09
Government Bond 2002-2010	08-02	08-10	4.375	USD	900,000,000.00	762,905,823.51
Government Bond 2002-2010	08-02	08-10	4.618										EUR	515,517,064.00	515,517,064.00
Government Bond 2002-2010	08-02	08-10	4.375							USD	900,000,000.00	762,905,823.51
Government Bond 2003-2010	01-03	08-10	2.099										CHF	553,500,000.00	355,925,663.94
Government Bond 2002-2006	10-02	10-06	3.000	USD	750,000,000.00	635,754,852.93	USD	676,926,158.37	573,812,120.34
Government Bond 2002-2006	10-02	10-06	3.000										USD	676,926,158.37	573,812,120.34
Government Bond 2002-2006	10-02	10-06	3.000							USD	750,000,000.00	635,754,852.93
Government Bond 2002-2006	10-02	10-06	var.										CHF	1,123,850,000.00	722,686,643.95
Government Bond 2002-2006	10-02	10-06	var.							CHF	1,014,400,000.00	652,305,317.99
Government Bond 2003-2010	01-03	01-10	3.750	USD	100,000,000.00	84,767,313.72
Government Bond 2003-2010	01-03	01-10	3.750							USD	100,000,000.00	84,767,313.72
Government Bond 2003-2010	01-03	01-10	2.120										CHF	144,500,000.00	92,920,069.45
Government Bond 2003-2007	02-03	02-07	6.000	HUF	24,000,000,000.00	94,910,428.28
Government Bond 2003-2007	02-03	02-07	var.										EUR	95,265,243.94	95,265,243.94
Government Bond 2003-2007	02-03	02-07	6.000							HUF	24,000,000,000.00	94,910,428.28
Government Bond 2003-2013	02-03	02-13	3.520	EUR	50,000,000.00	50,000,000.00
Government Bond 2003-2013	02-03	02-13	3.520							EUR	50,000,000.00	50,000,000.00
Government Bond 2003-2013	02-03	02-13	2.350										CHF	73,400,000.00	47,199,537.01
Government Bond 2003-2011	02-03	02-11	4.910	USD	75,000,000.00	63,575,485.29
Government Bond 2003-2011	02-03	02-11	4.910							USD	75,000,000.00	63,575,485.29
Government Bond 2003-2011	02-03	02-11	2.095										CHF	101,857,500.00	65,499,003.28
Government Bond 2003-2007	03-03	03-07	2.625	USD	400,000,000.00	339,069,254.90	USD	200,000,000.00	169,534,627.45
Government Bond 2003-2007	03-03	03-07	2.625										USD	200,000,000.00	169,534,627.45
Government Bond 2003-2007	03-03	03-07	2.625							USD	400,000,000.00	339,069,254.90
Government Bond 2003-2007	03-03	03-07	1.244										CHF	545,400,000.00	350,716,995.69
Government Bond 2003-2007	03-03	03-07	1.244							CHF	272,700,000.00	175,358,497.85
Government Bond 2003-2013	04-03	04-13	5.038	USD	50,000,000.00	42,383,656.86
Government Bond 2003-2013	04-03	04-13	4.108										EUR	46,339,202.97	46,339,202.97
Government Bond 2003-2013	04-03	04-13	5.038							USD	50,000,000.00	42,383,656.86
Government Bond 2003-2023	05-03	05-23	2.700	EUR	100,000,000.00	100,000,000.00
Government Bond 2003-2010	05-03	05-10	3.500	USD	500,000,000.00	423,836,568.62
Government Bond 2003-2010	05-03	05-10	3.680										EUR	454,959,053.70	454,959,053.70
Government Bond 2003-2010	05-03	05-10	3.500							USD	500,000,000.00	423,836,568.62
Government Bond 2003-2013	06-03	06-13	3.250	USD	2,500,000,000.00	2,119,182,843.10
Government Bond 2003-2013	06-03	06-13	3.470										EUR	2,184,602,669.59	2,184,602,669.59
Government Bond 2003-2013	06-03	06-13	3.250							USD	2,500,000,000.00	2,119,182,843.10
Government Bond 2003-2011	07-03	07-11	0.000	USD	543,500,000.00	460,710,350.09
Government Bond 2003-2011	07-03	07-11	3.538										EUR	480,123,674.91	480,123,674.91
Government Bond 2003-2011	07-03	07-11	0.000							USD	543,500,000.00	460,710,350.09
Government Bond 2003-2007	08-03	08-07	2.350	EUR	50,000,000.00	50,000,000.00
Government Bond 2003-2033	11-03	09-33	5.480	JPY	15,000,000,000.00	107,991,360.69
Government Bond 2003-2033	11-03	09-33	2.150										EUR	116,615,700.00	116,615,700.00
Government Bond 2003-2033	11-03	09-33	5.480							JPY	15,000,000,000.00	107,991,360.69
Government Bond 2004-2034	01-04	01-34	5.125	SKK	500,000,000.00	13,199,577.61
Government Bond 2004-2034	01-04	01-34	4.875										EUR	12,135,922.33	12,135,922.33
Government Bond 2004-2034	01-04	01-34	5.125							SKK	500,000,000.00	13,199,577.61

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bond 2004-2009	02-04	02-09	9.500	ZAR	300,000,000.00	40,191,849.09
Government Bond 2004-2009	02-04	02-09	3.340										EUR	35,846,988.46	35,846,988.46
Government Bond 2004-2009	02-04	02-09	9.500							ZAR	300,000,000.00	40,191,849.09
Government Bond 2004-2011	03-04	05-11	3.625	USD	1,000,000,000.00	847,673,137.24
Government Bond 2004-2011	03-04	05-11	3.683										EUR	801,778,476.42	801,778,476.42
Government Bond 2004-2011	03-04	05-11	3.625							USD	1,000,000,000.00	847,673,137.24
Government Bond 2004-2011	03-04	03-11	4.000	CAD	100,000,000.00	72,859,744.99
Government Bond 2004-2011	03-04	03-11	3.678										EUR	59,400,059.40	59,400,059.40
Government Bond 2004-2011	03-04	03-11	4.000							CAD	100,000,000.00	72,859,744.99
Government Bond 2004-2014	05-04	05-14	5.000	USD	1,000,000,000.00	847,673,137.24
Government Bond 2004-2014	05-04	05-14	4.246										EUR	844,737,286.70	844,737,286.70
Government Bond 2004-2014	05-04	05-14	5.000							USD	1,000,000,000.00	847,673,137.24
Government Bond 2004-2014	09-04	09-14	5.750	AUD	600,000,000.00	372,462,598.55
Government Bond 2004-2014	09-04	09-14	4.054										EUR	352,420,524.33	352,420,524.33
Government Bond 2004-2014	09-04	09-14	5.750							AUD	600,000,000.00	372,462,598.55
Government Bond 2004-2007	10-04	10-07	8.500	HUF	14,000,000,000.00	55,364,416.50
Government Bond 2004-2007	10-04	10-07	2.745										EUR	56,980,057.00	56,980,057.00
Government Bond 2004-2007	10-04	10-07	8.500							HUF	14,000,000,000.00	55,364,416.50
Government Bond 2004-2034	12-04	12-34	5.375	CAD	300,000,000.00	218,579,234.97
Government Bond 2004-2034	12-04	12-34	4.412										EUR	192,901,234.57	192,901,234.57
Government Bond 2004-2034	12-04	12-34	5.375							CAD	300,000,000.00	218,579,234.97
Government Bond 2005-2024	01-05	12-24	5.000	CAD	250,000,000.00	182,149,362.48
Government Bond 2005-2024	01-05	12-24	4.044										EUR	151,602,437.77	151,602,437.77
Government Bond 2005-2024	01-05	12-24	5.000							CAD	250,000,000.00	182,149,362.48
Government Bond 2005-2006	02-05	08-06	14.000	TRY	150,000,000.00	94,197,437.83
Government Bond 2005-2006	02-05	08-06	2.062										EUR	84,623,094.05	84,623,094.05
Government Bond 2005-2006	02-05	08-06	14.000							TRY	150,000,000.00	94,197,437.83
Government Bond 2005-2012	01-05	03-12	4.000	USD	1,000,000,000.00	847,673,137.24
Government Bond 2005-2012	01-05	03-12	3.140										EUR	764,525,993.88	764,525,993.88
Government Bond 2005-2012	01-05	03-12	4.000							USD	1,000,000,000.00	847,673,137.24
Government Bond 2005-2008	09-05	09-08	12.750	TRY	75,000,000.00	47,098,718.91
Government Bond 2005-2008	09-05	09-08	2.191										EUR	45,454,545.45	45,454,545.45
Government Bond 2005-2008	09-05	09-08	12.750							TRY	75,000,000.00	47,098,718.91
Government Bond 2005-2006	09-05	09-06	9.000	ISK	20,000,000,000.00	268,204,371.73
Government Bond 2005-2006	09-05	09-06	1.805										EUR	268,411,968.04	268,411,968.04
Government Bond 2005-2006	09-05	09-06	9.000							ISK	20,000,000,000.00	268,204,371.73
Government Bond 2005-2008	09-05	09-08	6.000	NZD	250,000,000.00	144,759,698.90
Government Bond 2005-2008	09-05	09-08	2.123										EUR	141,602,945.34	141,602,945.34
Government Bond 2005-2008	09-05	09-08	6.000							NZD	250,000,000.00	144,759,698.90
Government Bond 2005-2008	09-05	09-08	8.625	MXN	500,000,000.00	40,241,124.82
Government Bond 2005-2008	09-05	09-08	2.179										EUR	38,087,693.10	38,087,693.10
Government Bond 2005-2008	09-05	09-08	8.625							MXN	500,000,000.00	40,241,124.82
Government Bond 2005-2007	12-05	12-07	10.000	TRY	75,000,000.00	47,098,718.91
Government Bond 2005-2007	12-05	12-07	2.575										EUR	46,875,000.00	46,875,000.00
Government Bond 2005-2007	12-05	12-07	10.000							TRY	75,000,000.00	47,098,718.91
Government Bond 2001-2006	12-01	12-06	5.283													EUR	2,266,000,000.00	2,266,000,000.00
Federal Obligation 1999-2012	05-99	05-12	4.038	EUR	250,000,000.00	250,000,000.00	EUR	250,000,000.00	250,000,000.00
Federal Obligation 2002-2008	12-02	09-08	6.500	EUR	109,009,251.26	109,009,251.26
Federal Obligation 2002-2011	12-02	04-11	6.890	EUR	145,345,668.33	145,345,668.33
Federal Obligation 2002-2006	12-02	08-06	4.500	EUR	76,306,475.87	76,306,475.87
Federal Obligation 1991-2006	01-91	01-06	11.000	EUR	56,793,975.50	56,793,975.50
Federal Obligation 1991-2006	01-91	01-06	11.000							EUR	56,793,976.43	56,793,976.43
Federal Obligation 1991-2006	01-91	01-06	var.										CHF	93,136,016.00	59,890,692.56
Federal Obligation 1991-2006	03-91	03-06	9.850	EUR	111,749,324.59	111,749,324.59
Federal Obligation 1991-2006	03-91	03-06	9.850							EUR	111,749,339.50	111,749,339.50
Federal Obligation 1991-2006	03-91	03-06	var.										CHF	186,702,133.52	120,057,959.95
Federal Obligation 1991-2006	05-91	05-06	9.070	EUR	82,903,885.24	82,903,885.24
Federal Obligation 1991-2006	05-91	05-06	var.										CHF	135,953,473.00	87,424,264.03
Federal Obligation 1991-2006	05-91	05-06	9.070							EUR	82,903,893.55	82,903,893.55
Federal Obligation 1995-2006	10-95	10-06	0.000	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1996-2008	02-96	02-08	0.000	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1995-2010	12-95	12-10	3.200	JPY	15,000,000,000.00	107,991,360.69
Federal Obligation 1996-2012	01-96	09-12	3.230	JPY	10,000,000,000.00	71,994,240.46
Federal Obligation 1996-2011	01-96	01-11	3.360	JPY	15,000,000,000.00	107,991,360.69
Federal Obligation 1986-2006	11-86	11-06	7.750	ATS	750,000,000.00	54,504,625.63										ATS	45,000,000.00	3,270,277.54
Federal Obligation 1995-2007	11-95	11-07	0.000	ATS	150,000,000.00	10,900,925.13
Federal Obligation 1996-2008	02-96	02-08	6.500	ATS	350,000,000.00	25,435,491.96
Federal Obligation 1998-2010	05-98	05-10	5.200	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 2000-2010	01-00	05-10	6.145							EUR	72,500,000.00	72,500,000.00
Federal Obligation 2000-2010	01-00	05-10	2.095										JPY	7,741,550,000.00	55,734,701.22
Federal Obligation 1995-2006	03-95	03-06	7.600	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1995-2006	03-95	03-06	7.625	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1995-2006	03-95	03-06	7.510	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1995-2015	06-95	06-15	7.250	ATS	300,000,000.00	21,801,850.25
Federal Obligation 1995-2015	06-95	06-15	7.375	ATS	250,000,000.00	18,168,208.54
Federal Obligation 1995-2010	07-95	07-10	7.400	ATS	200,000,000.00	14,534,566.83
Federal Obligation 1995-2009	09-95	09-09	7.188	ATS	200,000,000.00	14,534,566.83
Federal Obligation 1996-2010	03-96	03-10	6.800	ATS	300,000,000.00	21,801,850.25
Federal Obligation 1998-2006	03-98	03-06	4.781	ATS	200,000,000.00	14,534,566.83
Federal Obligation 1996-2011	05-96	05-11	0.000	JPY	5,000,000,000.00	35,997,120.23
Federal Obligation 1998-2010	05-98	05-10	5.200	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1998-2010	09-98	09-10	4.500	ATS	1,000,000,000.00	72,672,834.17

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Federal Obligation 2000-2010	01-00	09-10	6.225							EUR	72,500,000.00	72,500,000.00
Federal Obligation 2000-2010	01-00	09-10	2.150										JPY	7,745,175,000.00	55,760,799,14
Federal Obligation 2001-2021	11-01	11-21	4.000	JPY	2,000,000,000.00	14,398,848.09
Federal Obligation 2001-2021	11-01	11-21	5.140										EUR	18,315,000.00	18,315,000.00
Federal Obligation 2001-2021	11-01	11-21	4.000							JPY	2,000,000,000.00	14,398,848.09
Federal Obligation 2001-2021	11-01	11-21	3.912	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2001-2021	11-01	11-21	5.080										EUR	9,132,400.00	9,132,400.00
Federal Obligation 2001-2021	11-01	11-21	3.912							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2001-2031	11-01	11-31	3.760	JPY	3,000,000,000.00	21,598,272.14
Federal Obligation 2001-2031	11-01	11-31	4.825										EUR	27,473,000.00	27,473,000.00
Federal Obligation 2001-2031	11-01	11-31	3.760							JPY	3,000,000,000.00	21,598,272.14
Federal Obligation 2001-2016	12-01	12-16	2.107	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2001-2016	12-01	12-16	4.565										EUR	9,170,946.00	9,170,946.00
Federal Obligation 2001-2016	12-01	12-16	2.107							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2027	01-02	01-27	4.000	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2027	01-02	01-27	4.940										EUR	8,805,000.00	8,805,000.00
Federal Obligation 2002-2027	01-02	01-27	4.000							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2017	02-02	02-17	var.	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2017	02-02	02-17	4.932										EUR	8,470,000.00	8,470,000.00
Federal Obligation 2002-2017	02-02	02-17	var.							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2022	02-02	02-22	4.454	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2022	02-02	02-22	5.050										EUR	8,687,000.00	8,687,000.00
Federal Obligation 2002-2022	02-02	02-22	4.454							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2032	07-02	07-32	4.000	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2032	07-02	07-32	4.985										EUR	8,520,000.00	8,520,000.00
Federal Obligation 2002-2032	07-02	07-32	4.000							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2022	09-02	09-22	3.000	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2022	09-02	09-22	var.										EUR	8,621,000.00	8,621,000.00
Federal Obligation 2002-2022	09-02	09-22	3.000							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2002-2022	09-02	09-22	2.732	JPY	1,300,000,000.00	9,359,251.26
Federal Obligation 2002-2022	09-02	09-22	var.										EUR	11,174,000.00	11,174,000.00
Federal Obligation 2002-2022	09-02	09-22	2.732							JPY	1,300,000,000.00	9,359,251.26
Federal Obligation 2003-2033	10-03	10-33	2.993	JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2003-2033	10-03	10-33	4.625										EUR	7,662,835.25	7,662,835.25
Federal Obligation 2003-2033	10-03	10-33	2.993							JPY	1,000,000,000.00	7,199,424.05
Federal Obligation 2004-2012	04-04	04-12	4.010	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2012	04-04	04-12	3.810										EUR	82,203,041.51	82,203,041.51
Federal Obligation 2004-2012	04-04	04-12	4.010							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2012	04-04	04-12	4.090	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2012	04-04	04-12	3.780										EUR	82,644,628.10	82,644,628.10
Federal Obligation 2004-2012	04-04	04-12	4.090							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	04-04	04-13	4.390	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	04-04	04-13	3.940										EUR	83,542,188.81	83,542,188.81
Federal Obligation 2004-2013	04-04	04-13	4.390							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	05-04	05-13	4.480	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	05-04	05-13	3.970										EUR	83,956,007.05	83,956,007.05
Federal Obligation 2004-2013	05-04	05-13	4.480							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	05-04	05-13	4.540	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	05-04	05-13	3.995										EUR	84,459,459.46	84,459,459.46
Federal Obligation 2004-2013	05-04	05-13	4.540							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	05-04	05-13	4.650	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2013	05-04	05-13	3.934										EUR	82,658,290.63	82,658,290.63
Federal Obligation 2004-2013	05-04	05-13	4.650							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2012	05-04	05-12	4.880	USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2012	05-04	05-12	4.030										EUR	84,817,642.07	84,817,642.07
Federal Obligation 2004-2012	05-04	05-12	4.880							USD	100,000,000.00	84,767,313.72
Federal Obligation 2004-2019	06-04	05-19	var.	EUR	10,000,000.00	10,000,000.00
Federal Obligation 2004-2008	06-04	06-08	13.820	BRL	387,313,380.00	148,880,791.85
Federal Obligation 2004-2008	06-04	06-08	3.062										EUR	100,000,000.00	100,000,000.00
Federal Obligation 2004-2008	06-04	06-08	13.820							BRL	387,313,380.00	148,880,791.85
Federal Obligation 2004-2008	06-04	06-08	13.328	BRL	192,608,000.00	74,037,286.18
Federal Obligation 2004-2008	06-04	06-08	3.150										EUR	50,000,000.00	50,000,000.00
Federal Obligation 2004-2008	06-04	06-08	13.328							BRL	192,608,000.00	74,037,286.18
Federal Obligation 2004-2007	10-04	10-07	15.700	BRL	209,634,000.00	80,581,971.94
Federal Obligation 2004-2007	10-04	10-07	2.573										EUR	60,000,000.00	60,000,000.00
Federal Obligation 2004-2007	10-04	10-07	15.700							BRL	209,634,000.00	80,581,971.94
Federal Obligation 2004-2019	11-04	11-19	var.	EUR	10,000,000.00	10,000,000.00
Federal Obligation 2004-2008	12-04	08-08	14.350	BRL	238,342,000.00	91,617,143.96
Federal Obligation 2004-2008	12-04	08-08	2.401										EUR	65,000,000.00	65,000,000.00
Federal Obligation 2004-2008	12-04	08-08	14.350							BRL	238,342,000.00	91,617,143.96
Federal Obligation 2004-2007	12-04	12-07	16.160	BRL	185,906,760.00	71,461,372.29
Federal Obligation 2004-2007	12-04	12-07	2,183										EUR	50,700,000.00	50,700,000.00
Federal Obligation 2004-2007	12-04	12-07	16.160							BRL	185,906,760.00	71,461,372.29
Federal Obligation 2004-2034	12-04	10-34	5.265	EUR	30,000,000.00	30,000,000.00
Federal Obligation 2005-2008	01-05	04-08	14.630	BRL	294,517,200.00	113,210,532.39
Federal Obligation 2005-2008	01-05	04-08	2.300										EUR	83,000,000.00	83,000,000.00
Federal Obligation 2005-2008	01-05	04-08	14.630							BRL	294,517,200.00	113,210,532.39
Federal Obligation 2005-2020	03-05	03-20	5.000	EUR	250,000,000.00	250,000,000.00
Federal Obligation 2005-2017	03-05	03-17	5.500	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2034	03-05	10-34	5.298	EUR	10,000,000.00	10,000,000.00
Federal Obligation 2005-2020	04-05	04-20	var.	EUR	200,000,000.00	200,000,000.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Federal Obligation 2005-2020	04-05	04-20	7.000	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2015	05-05	05-15	var.	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2015	06-05	06-15	var.	EUR	150,000,000.00	150,000,000.00
Federal Obligation 2005-2022	06-05	06-22	4.000	EUR	125,000,000.00	125,000,000.00
Federal Obligation 2005-2020	06-05	06-20	var.	EUR	100,000,000.00	100,000,000.00
Federal Obligation 2005-2006	07-05	07-06	15.900	BRL	150,520,000.00	57,858,927.54
Federal Obligation 2005-2006	07-05	07-06	1.316										EUR	53,000,000.00	53,000,000.00
Federal Obligation 2005-2006	07-05	07-06	15.900							BRL	150,520,000.00	57,858,927.54
Federal Obligation 2005-2007	07-05	07-07	15.900	BRL	150,520,000.00	57,858,927.54
Federal Obligation 2005-2007	07-05	07-07	1.453										EUR	53,000,000.00	53,000,000.00
Federal Obligation 2005-2007	07-05	07-07	15.900							BRL	150,520,000.00	57,858,927.54
Federal Obligation 2005-2025	08-05	08-25	7.000	EUR	130,000,000.00	130,000,000.00
Federal Obligation 2005-2025	07-05	07-25	var.	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2025	10-05	10-25	7.000	EUR	120,000,000.00	120,000,000.00
Federal Obligation 2005-2006	09-05	09-06	3.805	USD	25,000,000.00	21,191,828.43
Federal Obligation 2005-2006	09-05	09-06	1.330										EUR	20,496,843.49	20,496,843.49
Federal Obligation 2005-2006	09-05	09-06	3.805							USD	25,000,000.00	21,191,828.43
Federal Obligation 2005-2035	10-05	10-35	8.000	EUR	75,000,000.00	75,000,000.00
Federal Obligation 2005-2019	12-05	12-19	3.850	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2006	12-05	06-06	15.430	BRL	117,269,550.00	45,077,666.73	BRL	117,269,550.00	45,077,666.73
Federal Obligation 2005-2006	12-05	06-06	var.							EUR	45,000,000.00	45,000,000.00
Federal Obligation 2005-2006	12-05	06-06	15.430										BRL	117,269,550.00	45,077,666.73
Federal Obligation 2005-2006	12-05	06-06	15.430							BRL	117,269,550.00	45,077,666.73
Federal Obligation 2005-2006	12-05	06-06	var.										EUR	45,000,000.00	45,000,000.00
Federal Obligation 2001-2006	12-01	01-06	5.904													EUR	330,000,000.00	330,000,000.00
Treasury Bill 2002-2032	07-02	07-32	var.	EUR	500,000,000.00	500,000,000.00										EUR	376,317,962.25	376,317,962.25
Treasury Bill 1999-2006	01-99	01-06	var.	EUR	25,000,000.00	25,000,000.00
Treasury Bill 1999-2006	01-99	01-06	var.	EUR	185,000,000.00	185,000,000.00
Treasury Bill 2001-2006	12-01	01-06	var.													EUR	70,000,000.00	70,000,000.00
Loan from Insurances 1999-2009	09-99	09-09	5.250	EUR	20,000,000.00	20,000,000.00
Loan from Insurances 2003-2018	05-03	05-18	4.350	EUR	13,200,000.00	13,200,000.00
Loan from Insurances 2003-2018	07-03	07-18	4.400	EUR	25,000,000.00	25,000,000.00
Loan from Insurances 2003-2018	07-03	07-18	4.400	EUR	20,000,000.00	20,000,000.00
Loan from Insurances 2003-2013	11-03	11-13	4.250	EUR	20,000,000.00	20,000,000.00
Loan from Insurances 2005-2022	06-05	05-22	5.000	EUR	29,069,133.90	29,069,133.90
Loan from Insurances 2005-2022	06-05	06-22	5.000	EUR	10,028,851.12	10,028,851.12
Loan from Insurances 2005-2020	06-05	06-20	5.000	EUR	36,336,417.08	36,336,417.08
Loan from Insurances 2005-2022	06-05	06-22	5.000	EUR	10,101,523.95	10,101,523.95
Loan from Insurances 2005-2020	11-05	11-20	3.630	EUR	5,000,000.00	5,000,000.00
Loan from Insurances 1986-2006	01-86	12-06	6.500	ATS	447,600,000.00	32,528,360.57
Loan from Insurances 1986-2007	08-86	02-07	6.000	ATS	1,127,400,000.00	81,931,353.24
Loan from Insurances 1987-2007	02-87	12-07	6.000	ATS	1,168,200,000.00	84,896,404.87
Loan from Insurances 1988-2008	02-88	03-08	5.875	ATS	1,091,400,000.00	79,315,131.21
Loan from Insurances 1989-2006	12-89	02-06	7.750	ATS	998,400,000.00	72,556,557.63
Loan from Insurances 1990-2006	12-90	01-06	5.500	ATS	520,000,000.00	37,789,873.77
Loan from Insurances 1991-2006	01-91	01-06	5.500	ATS	3,293,000,000.00	239,311,642.91
Loan from Insurances 1991-2006	07-91	08-06	5.125	ATS	374,200,000.00	27,194,174.55
Loan from Insurances 1992-2007	01-92	02-07	4.563	ATS	459,540,000.00	33,396,074.21
Loan from Insurances 1992-2007	01-92	02-07	4.563	ATS	161,740,000.00	11,754,104.20
Loan from Insurances 1992-2007	02-92	03-07	4.750	ATS	6,000,000.00	436,037.01
Loan from Insurances 1992-2007	03-92	03-07	4.750	ATS	745,520,000.00	54,179,051.33
Loan from Insurances 1992-2007	10-92	10-07	4.563	ATS	248,400,000.00	18,051,932.01
Loan from Insurances 1993-2008	02-93	03-08	3.813	ATS	647,700,000.00	47,070,194.69
Loan from Insurances 1993-2008	03-93	03-08	3.813	ATS	346,500,000.00	25,181,137.04
Loan from Insurances 1993-2008	04-93	06-08	3.563	ATS	667,200,000.00	48,487,314.96
Loan from Insurances 1993-2008	06-93	09-08	3.438	ATS	403,900,000.00	29,352,557.72
Loan from Insurances 1993-2008	09-93	09-08	3.438	ATS	311,400,000.00	22,630,320.56
Loan from Insurances 1994-2006	01-94	01-06	6.250	ATS	87,500,000.00	6,358,872.99
Loan from Insurances 1994-2007	01-94	01-07	4.500	ATS	756,000,000.00	54,940,662.63
Loan from Insurances 1994-2006	03-94	03-06	6.063	ATS	1,750,000.00	127,177.46
Loan from Insurances 1994-2007	02-94	04-07	4.750	ATS	874,000,000.00	63,516,057.06
Loan from Insurances 1994-2006	04-94	04-06	6.750	ATS	325,250,000.00	23,636,839.31
Loan from Insurances 1994-2007	04-94	04-07	4.875	ATS	372,800,000.00	27,092,432.58
Loan from Insurances 1994-2006	06-94	06-06	7.375	ATS	709,249,999.97	51,543,207.63
Loan from Insurances 1994-2007	06-94	06-07	5.125	ATS	4,800,000.00	348,829.60
Loan from Insurances 1994-2009	09-94	09-09	7.800	ATS	2,245,200,000.00	163,165,047.27
Loan from Insurances 1994-2009	09-94	09-09	3.813	ATS	154,800,000.00	11,249,754.73
Loan from Insurances 1994-2009	12-94	12-09	3.625	ATS	24,000,000.00	1,744,148.02
Loan from Insurances 1994-2006	12-94	12-06	8.000	ATS	2,060,999,999.99	149,778,711.22
Loan from Insurances 1995-2006	01-95	12-06	8.000	ATS	401,000,000.00	29,141,806.50
Loan from Insurances 1995-2009	01-95	12-09	3.625	ATS	6,400,000.00	465,106.14
Loan from Insurances 1995-2007	02-95	02-07	7.950	ATS	13,043,000,000.00	947,871,776.05
Loan from Insurances 1995-2010	02-95	02-10	3.438	ATS	51,000,000.00	3,706,314.54
Loan from Insurances 1995-2009	03-95	03-09	7.700	ATS	2,949,000,000.00	214,312,187.96
Loan from Insurances 1995-2010	04-95	03-10	3.375	ATS	65,000,000.00	4,723,734.22
Loan from Insurances 1995-2010	05-95	05-10	7.400	ATS	1,955,500,000.00	142,111,727.22
Loan from Insurances 1995-2010	06-95	05-10	3.375	ATS	22,500,000.00	1,635,138.77
Loan from Insurances 1995-2009	07-95	07-09	7.400	ATS	2,561,000,000.00	186,115,128.30
Loan from Insurances 1995-2010	07-95	07-10	3.188	ATS	14,000,000.00	1,017,419.68
Loan from Insurances 1995-2010	09-95	09-10	7.250	ATS	2,552,000,000.00	185,461,072.80
Loan from Insurances 1995-2010	09-95	09-10	3.063	ATS	26,000,000.00	1,889,493.69
Loan from Insurances 1995-2010	10-95	10-10	7.188	ATS	1,451,000,000.00	105,448,282.38

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Loan from Insurances 1995-2010	10-95	10-10	3.063	ATS	20,000,000.00	1,453,456.68
Loan from Insurances 1995-2010	11-95	11-10	7.188	ATS	1,443,500,000.00	104,903,236.12
Loan from Insurances 1995-2010	11-95	11-10	7.000	ATS	250,000,000.00	18,168,208.54
Loan from Insurances 1995-2010	12-95	12-10	6.875	ATS	1,979,000,000.00	143,819,538.82
Loan from Insurances 1996-2006	01-96	01-06	6.200	ATS	80,000,000.00	5,813,826.73
Loan from Insurances 1996-2011	01-96	01-11	6.700	ATS	1,107,000,000.00	80,448,827.42
Loan from Insurances 1996-2006	02-96	02-06	6.063	ATS	82,200,000.00	5,973,706.97
Loan from Insurances 1996-2011	02-96	02-11	6.500	ATS	1,412,000,000.00	102,614,041.85
Loan from Insurances 1996-2006	03-96	03-06	6.500	ATS	121,400,000.00	8,822,482.07
Loan from Insurances 1996-2011	03-96	03-11	6.875	ATS	1,393,000,000.00	101,233,258.00
Loan from Insurances 1996-2006	04-96	04-06	6.400	ATS	126,600,000.00	9,200,380.81
Loan from Insurances 1996-2011	04-96	04-11	6.800	ATS	1,897,000,000.00	137,860,366.42
Loan from Insurances 1996-2012	06-96	06-12	6.850	ATS	3,089,560,000.00	224,527,081.53
Loan from Insurances 1996-2012	07-96	07-12	6.938	ATS	2,225,000,000.00	161,697,056.02
Loan from Insurances 1996-2012	07-96	07-12	6.900	ATS	200,000,000.00	14,534,566.83
Loan from Insurances 1996-2006	09-96	09-06	6.450	ATS	610,200,000.00	44,344,963.41
Loan from Insurances 1996-2011	09-96	09-11	6.625	ATS	852,900,000.00	61,982,660.26
Loan from Insurances 1996-2006	10-96	10-06	6.063	ATS	177,000,000.00	12,863,091.65
Loan from Insurances 1996-2011	10-96	10-11	6.300	ATS	385,760,000.00	28,034,272.51
Loan from Insurances 1996-2006	11-96	11-06	6.100	ATS	141,000,000.00	10,246,869.62
Loan from Insurances 1996-2011	11-96	11-11	6.350	ATS	218,620,000.00	15,887,735.01
Loan from Insurances 1997-2007	01-97	01-07	5.650	ATS	56,800,000.00	4,127,816.98
Loan from Insurances 1997-2012	01-97	01-12	6.000	ATS	570,000,000.00	41,423,515.48
Loan from Insurances 1997-2007	03-97	03-07	5.600	ATS	400,000,000.00	29,069,133.67
Loan from Insurances 1997-2007	05-97	05-07	5.300	ATS	82,560,000.00	5,999,869.19
Loan from Insurances 1998-2007	01-98	01-07	5.063	ATS	22,000,000.00	1,598,802.35
Loan from Insurances 1998-2006	02-98	01-06	5.000	ATS	2,700,000.00	196,216.65
Loan from Insurances 1998-2007	03-98	03-07	4.900	ATS	2,000,000.00	145,345.67
Loan from Insurances 1998-2006	03-98	03-06	4.813	ATS	14,100,000.00	1,024,686.96
Loan from Insurances 1998-2008	08-98	10-08	4.688	ATS	100,000,000.00	7,267,283.42
Loan from Insurances 1998-2008	09-98	09-08	4.250	ATS	290,000,000.00	21,075,121.91
Loan from Banks 1999-2007	02-99	02-07	3.700	EUR	110,000,000.00	110,000,000.00
Loan from Banks 1999-2007	04-99	04-07	3.900	EUR	75,000,000.00	75,000,000.00
Loan from Banks 1999-2007	04-99	04-07	3.800	EUR	15,000,000.00	15,000,000.00
Loan from Banks 1999-2007	06-99	08-07	4.250	EUR	12,000,000.00	12,000,000.00
Loan from Banks 1999-2007	07-99	07-07	4.650	EUR	110,000,000.00	110,000,000.00
Loan from Banks 1999-2006	08-99	12-06	4.525	EUR	8,456,412.67	8,456,412.67	EUR	8,456,412.67	8,456,412.67
Loan from Banks 1999-2007	09-99	09-07	4.950	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2008	01-00	01-08	5.600	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2000-2009	03-00	03-09	5.438	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2009	06-00	06-09	5.375	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2010	09-00	09-10	5.450	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2007	11-00	01-07	6.950	EUR	58,120,000.00	58,120,000.00
Loan from Banks 2000-2008	11-00	01-08	6.975	EUR	65,400,000.00	65,400,000.00
Loan from Banks 2001-2011	03-01	03-11	5.000	EUR	15,000,000.00	15,000,000.00
Loan from Banks 2001-2009	05-01	11-09	5.100	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2001-2011	06-01	06-11	5.280	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2001-2011	09-01	09-11	5.000	EUR	15,000,000.00	15,000,000.00
Loan from Banks 2002-2008	01-02	07-08	5.500	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2009	01-02	09-09	4.800	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2002-2008	01-02	10-08	5.500	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2007	01-02	09-07	4.950	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2008	01-02	04-08	5.300	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2009	01-02	08-09	5.010	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2002-2010	01-02	01-10	4.870	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2002-2009	01-02	08-09	4.000	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2002-2009	01-02	10-09	5.125	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2002-2010	01-02	05-10	3.055	EUR	21,801,850.25	21,801,850.25
Loan from Banks 2002-2012	01-02	01-12	4.900	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2010	04-02	04-10	5.250	EUR	35,000,000.00	35,000,000.00
Loan from Banks 2002-2010	07-02	07-10	5.000	EUR	35,000,000.00	35,000,000.00
Loan from Banks 2002-2010	10-02	10-10	4.325	EUR	35,000,000.00	35,000,000,00
Loan from Banks 2003-2013	06-03	06-13	3.780	EUR	70,000,000.00	70,000,000.00
Loan from Banks 2004-2027	02-04	02-27	4.900	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2029	02-04	02-29	4.910	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2029	02-04	02-29	4.900	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2032	02-04	02-32	4.910	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2024	02-04	08-24	4.800	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2004-2024	03-04	03-24	4.740	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2034	03-04	03-34	4.860	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2025	03-04	03-25	4.650	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2012	03-04	03-12	3.690	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2034	04-04	04-34	4.900	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2034	04-04	04-34	4.865	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2019	05-04	05-19	var.	EUR	57,000,000.00	57,000,000.00
Loan from Banks 2004-2028	04-04	04-28	4.820	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2034	05-04	05-34	4.910	EUR	5,000,000.00	5,000,000.00
Loan from Banks 2004-2022	05-04	05-22	4.770	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2004-2023	05-04	05-23	4.800	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2004-2024	05-04	05-24	4.835	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2004-2022	05-04	05-22	4.820	EUR	150,000,000.00	150,000,000.00
Loan from Banks 2004-2021	05-04	05-21	4.790	EUR	350,000,000.00	350,000,000.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Loan from Banks 2004-2019	06-04	06-19	4.720	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2012	06-04	06-12	4.140	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2012	07-04	07-12	4.090	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2024	07-04	07-24	4.750	EUR	15,000,000.00	15,000,000.00
Loan from Banks 2004-2019	07-04	07-19	4.600	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2041	08-04	08-41	4.145	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2044	09-04	05-44	4.175	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2004-2028	09-04	09-28	4.680	EUR	150,000,000.00	150,000,000.00
Loan from Banks 2004-2039	09-04	09-39	4.105	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2004-2016	10-04	10-16	var.	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2029	10-04	10-29	4.565	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2004-2029	10-04	10-29	4.605	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2004-2012	10-04	10-12	3.810	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2022	11-04	11-22	4.360	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	02-05	02-35	3.455	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	03-05	03-35	3.220	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2025	02-05	02-25	4.100	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2020	03-05	08-20	4.005	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2005-2035	03-05	03-35	3.690	EUR	600,000,000.00	600,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.660	EUR	750,000,000.00	750,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.720	EUR	500,000,000.00	500,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.650	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.633	EUR	300,000,000.00	300,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.485	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.340	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.330	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.460	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.450	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.445	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.200	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.170	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.225	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.170	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.075	EUR	50,000,000.00	50,000,000.00
Loan from Banks 1996-2008	01-96	01-08	0.000	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 2005-2035	05-05	05-35	3.070	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.070	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.060	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.045	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.045	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.010	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.010	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.010	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.915	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.900	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.848	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.813	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.805	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.775	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.745	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.858	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.830	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.800	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.680	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.670	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.460	EUR	50,000,000.00	50,000,000.00
Loan from Banks 1994-2006	01-94	01-06	3.800	JPY	5,000,000,000.00	35,997,120.23
Loan from Banks 1994-2006	01-94	01-06	3.500	JPY	5,000,000,000.00	35,997,120.23
Loan from Banks 1994-2014	01-94	01-14	4.000	JPY	10,000,000,000.00	71,994,240.46
Loan from Banks 1994-2009	02-94	02-09	3.750	JPY	10,000,000,000.00	71,994,240.46
Loan from Banks 1995-2007	01-95	01-07	4.850	JPY	10,000,000,000.00	71,994,240.46
Loan from Banks 1994-2024	10-94	01-24	6.500	DEM	50,000,000.00	25,564,594.06
Loan from Banks 1995-2024	01-95	01-24	6.500	DEM	630,000,000.00	322,113,885.15
Loan from Banks 1981-2006	05-81	10-06	3.100	ATS	30,000,000.00	2,180,185.03
Loan from Banks 1995-2024	01-95	02-24	6.250	DEM	89,310,000.00	45,663,477.91
Loan from Banks 1995-2024	02-95	02-24	6.070	DEM	44,503,782.82	22,754,422.84
Loan from Banks 1996-2024	02-96	01-24	6.380	DEM	50,000,000.00	25,564,594.06
Loan from Banks 1984-2009	10-84	10-09	6.700	ATS	600,000,000.00	43,603,700.50
Loan from Banks 1985-2015	02-85	02-15	5.700	ATS	2,466,666,666.65	179,259,657.61
Loan from Banks 1985-2015	04-85	04-15	6.700	ATS	333,330,000.00	24,224,035.81
Loan from Banks 1985-2015	04-85	04-15	6.800	ATS	1,500,000,000.00	109,009,251.25
Loan from Banks 1985-2006	06-85	06-06	2.875	ATS	38,200,000.00	2,776,102.27
Loan from Banks 1985-2015	08-85	08-15	6.700	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1985-2006	11-85	11-06	3.250	ATS	55,800,000.00	4,055,144.15
Loan from Banks 1985-2015	12-85	12-15	6.250	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1985-2006	12-85	12-06	2.875	ATS	3,000,000.00	218,018.50
Loan from Banks 1986-2016	03-86	03-16	6.500	ATS	2,961,538,461.54	215,223,393.50
Loan from Banks 1986-2011	06-86	06-11	3.000	ATS	1,128,000,000.00	81,974,956.94
Loan from Banks 1986-2016	06-86	06-16	7.125	ATS	2,750,000,000.00	199,850,293.96
Loan from Banks 1986-2016	09-86	09-16	6.875	ATS	2,750,000,000.00	199,850,293.96
Loan from Banks 1986-2011	11-86	11-11	3.375	ATS	120,000,000.00	8,720,740.10
Loan from Banks 1986-2016	11-86	11-16	6.000	ATS	1,558,333,000.00	113,248,475.69

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Loan from Banks 1987-2012	04-87	04-12	3.250	ATS	2,737,000,000.00	198,905,547.12
Loan from Banks 1987-2012	06-87	07-12	3.000	ATS	2,698,500,000.00	196,107,643.00
Loan from Banks 1988-2006	04-88	04-06	7.125	ATS	400,000,000.00	29,069,133.67
Loan from Banks 1988-2006	06-88	06-06	7.000	ATS	750,000,000.00	54,504,625.63
Loan from Banks 1988-2006	06-88	06-06	7.000	ATS	150,000,000.00	10,900,925.13
Loan from Banks 1988-2006	10-88	10-06	7.000	ATS	300,000,000.00	21,801,850.25
Loan from Banks 1989-2007	01-89	01-07	7.000	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1989-2007	02-89	02-07	7.000	ATS	100,000,000.00	7,267,283.42
Loan from Banks 1989-2007	03-89	03-07	7.000	ATS	700,000,000.00	50,870,983.92
Loan from Banks 1989-2007	03-89	03-07	7.000	ATS	370,000,000.00	26,888,948.64
Loan from Banks 1989-2007	04-89	04-07	7.000	ATS	170,000,000.00	12,354,381.81
Loan from Banks 1989-2007	06-89	06-07	7.375	ATS	120,000,000.00	8,720,740.10
Loan from Banks 1995-2007	01-95	01-07	5.105	JPY	10,000,000,000.00	71,994,240.46
Loan from Banks 1989-2007	06-89	07-07	7.250	ATS	80,000,000.00	5,813,826.73
Loan from Banks 1989-2007	07-89	07-07	7.250	ATS	140,000,000.00	10,174,196.78
Loan from Banks 1989-2009	07-89	07-09	7.375	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1993-2007	07-93	07-07	5.000	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1995-2006	02-95	02-06	7.900	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1995-2007	03-95	03-07	7.600	ATS	750,000,000.00	54,504,625.63
Loan from Banks 1995-2010	04-95	04-10	3.075	ATS	650,000,000.00	47,237,342.21
Loan from Banks 1995-2010	07-95	07-10	2.805	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1995-2006	09-95	09-06	7.000	ATS	2,000,000,000.00	145,345,668.34
Loan from Banks 1995-2007	09-95	09-07	7.000	ATS	750,000,000.00	54,504,625.63
Loan from Banks 1995-2010	10-95	10-10	7.188	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1995-2006	10-95	10-06	7.125	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1996-2008	01-96	01-08	6.250	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1996-2008	02-96	02-08	6.250	ATS	2,000,000,000.00	145,345,668.34
Loan from Banks 1996-2008	06-96	06-08	6.250	ATS	937,500,000.00	68,130,782.03
Loan from Banks 1996-2008	06-96	06-08	6.850	ATS	2,000,000,000.00	145,345,668.34
Loan from Banks 1996-2007	09-96	09-07	6.300	ATS	142,500,000.00	10,355,878.87
Loan from Banks 1996-2008	09-96	09-08	6.500	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1996-2008	09-96	09-08	6.350	ATS	1,500,000,000.00	109,009,251.25
Loan from Banks 1997-2009	02-97	02-09	5.700	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1997-2009	02-97	02-09	5.700	ATS	1,500,000,000.00	109,009,251.25
Loan from Banks 1997-2009	04-97	04-09	6.063	ATS	2,000,000,000.00	145,345,668.34
Loan from Banks 1997-2009	04-97	04-09	6.000	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1998-2007	09-98	09-07	4.400	ATS	600,000,000.00	43,603,700.50
Loan from Banks 1998-2007	10-98	10-07	4.050	ATS	1,500,000,000.00	109,009,251.25	ATS	400,000,000.00	29,069,133.67
Loan from Banks 1998-2006	11-98	08-06	4.500	ATS	600,000,000.00	43,603,700.50
Loan from Banks 2003-2013	10-03	10-13	4.750										USD	575,000,000.00	487,412,053.91
Loan from Banks 2003-2013	10-03	10-13	4.750							USD	575,000,000.00	487,412,053.91
Loan from Banks 2004-2006	08-04	08-06	13.930										BRL	184,477,000.00	70,911,781.66
Loan from Banks 2004-2006	08-04	08-06	13.930							BRL	184,477,000.00	70,911,781.66
Loan from Banks 2005-2010	11-05	11-10	4.750										USD	1,000,000,000.00	847,673,137.24
Loan from Banks 2005-2010	11-05	11-10	4.750							USD	1,000,000,000.00	847,673,137.24
Loan from Banks 2005-2007	07-05	05-07	2.000										CHF	1,350,000,000.00	868,111,375.47
Loan from Banks 2005-2007	07-05	05-07	2.000							CHF	1,350,000,000.00	868,111,375.47
Loan from Banks 2005-2010	10-05	11-10	3.470										JPY	30,000,000,000.00	215,982,721.38
Loan from Banks 2005-2010	10-05	11-10	3.470							JPY	30,000,000,000.00	215,982,721.38
Loan from Banks 2003-2013	11-03	11-13	var.										USD	600,000,000.00	508,603,882.34
Loan from Banks 2003-2013	11-03	11-13	var.							USD	600,000,000.00	508,603,882.34
Loan from Banks 2004-2006	10-04	04-06	13.660										BRL	497,488,660.00	191,231,466.46
Loan from Banks 2004-2006	10-04	04-06	13.660							BRL	497,488,660.00	191,231,466.46
Loan from Banks 2002-2009	05-02	11-09	var.										CHF	300,044,500.00	192,942,254.52
Loan from Banks 2002-2009	05-02	11-09	var.							CHF	300,044,500.00	192,942,254.52
Loan from Banks 2005-2012	06-05	06-12	var.										JPY	3,292,750,000.00	23,705,903.53
Loan from Banks 2005-2012	06-05	06-12	var.							JPY	3,292,750,000.00	23,705,903.53
Loan from Banks 2005-2009	09-05	11-09	4.558										GBP	65,000,000.00	94,848,971.25
Loan from Banks 2005-2009	09-05	11-09	4.558							GBP	65,000,000.00	94,848,971.25
Loan 2005-2006	12-05	12-06	var.	EUR	250,000,000.00	250,000,000.00
Loan 1975-2020	02-75	10-20	1.000	ATS	1,991,044.10	144,694.82
Loan 1970-2009	01-70	01-09	0.000	ATS	5,414,232.85	393,467.65
Loan 2003-2009	07-03	07-09	3.130	EUR	500,000.00	500,000.00
Loan 2003-2006	08-03	08-06	2.830	EUR	175,000,000.00	175,000,000.00
Loan 2003-2013	10-03	10-13	var.										EUR	493,600,000.00	493,600,000.00
Loan 2003-2013	10-03	10-13	var.							EUR	493,600,000.00	493,600,000.00
Loan 2004-2007	08-04	05-07	2.377										EUR	2,031,290,708.00	2,031,290,708.00
Loan 2004-2007	08-04	05-07	2.377							EUR	2,031,290,708.00	2,031,290,708.00
Loan 2003-2006	10-03	04-06	4.480										EUR	664,000,000.00	664,000,000.00
Loan 2003-2006	11-03	04-06	4.480							EUR	664,000,000.00	664,000,000.00
Loan 2002-2010	05-02	08-10	var.										EUR	124,874,450.00	124,874,450.00
Loan 2002-2010	05-02	08-10	var.							EUR	124,874,450.00	124,874,450.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bonds				EUR	115,431,953,675.88	115,431,953,675.88	EUR	3,929,427,358.97	3,929,427,358.97	EUR	6,816,885,854.37	6,816,885,854.37	EUR	13,323,250,843.15	13,323,250,843.15	EUR	9,196,096,909.30	9,196,096,909.30
				JPY	95,000,000,000.00	683,945,284.38	JPY	0.00	0.00	JPY	75,360,500,000.00	542,552,195.82	JPY	486,462,381,000.00	3,502,248,963.28	JPY	0.00	0.00
				CHF	5,650,000,000.00	3,633,206,867.73	CHF	1,050,000,000.00	675,197,736.48	CHF	1,643,700,000.00	1,056,973,828.05	CHF	7,817,715,342.00	5,027,146,384.16	CHF	0.00	0.00
				USD	14,190,500,000.00	12,028,905,653.98	USD	1,120,845,083.54	950,110,268.32	USD	14,190,500,000.00	12,028,905,653.98	USD	1,120,845,083.54	950,110,268.32	USD	0.00	0.00
				GBP	200,000,000.00	291,842,988.47	GBP	99,399,602.00	145,045,384.50	GBP	200,000,000.00	291,842,988.47	GBP	99,399,602.00	145,045,384.50	GBP	0.00	0.00
				ZAR	700,000,000.00	93,780,981.22	ZAR	0.00	0.00	ZAR	700,000,000.00	93,780,981.22	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	400,000,000.00	50,093,926.11	NOK	0.00	0.00	NOK	400,000,000.00	50,093,926.11	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	38,000,000,000.00	150,274,844.78	HUF	0.00	0.00	HUF	38,000,000,000.00	150,274,844.78	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	500,000,000.00	13,199,577.61	SKK	0.00	0.00	SKK	500,000,000.00	13,199,577.61	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	650,000,000.00	473,588,342.44	CAD	0.00	0.00	CAD	650,000,000.00	473,588,342.44	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	600,000,000.00	372,462,598.55	AUD	0.00	0.00	AUD	600,000,000.00	372,462,598.55	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	300,000,000.00	188,394,875.66	TRY	0.00	0.00	TRY	300,000,000.00	188,394,875.66	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	20,000,000,000.00	268,204,371.73	ISK	0.00	0.00	ISK	20,000,000,000.00	268,204,371.73	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	250,000,000.00	144,759,698.90	NZD	0.00	0.00	NZD	250,000,000.00	144,759,698.90	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	500,000,000.00	40,241,124.82	MXN	0.00	0.00	MXN	500,000,000.00	40,241,124.82	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
Federal Obligation				EUR	2,292,108,580.79	2,292,108,580.79	EUR	250,000,000.00	250,000,000.00	EUR	441,447,209.48	441,447,209.48	EUR	1,290,509,282.37	1,290,509,282.37	EUR	330,000,000.00	330,000,000.00
				JPY	59,300,000,000.00	426,925,845.93	JPY	0.00	0.00	JPY	14,300,000,000.00	102,951,763.86	JPY	15,486,725,000.00	111,495,500.36	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	415,791,622.52	267,372,916.55	CHF	0.00	0.00
				USD	725,000,000.00	614,563,024.50	USD	0.00	0.00	USD	725,000,000.00	614,563,024.50	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	10,700,000,000.00	777,599,325.60	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	45,000,000.00	3,270,277.54
				BRL	1,926,630,890.00	740,584,620.41	BRL	117,269,550.00	45,077,666.73	BRL	1,926,630,890.00	740,584,620.41	BRL	117,269,550.00	45,077,666.73	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
Treasury Bills				EUR	710,000,000.00	710,000,000.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	446,317,962.25	446,317,962.25
				JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0,00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
Loan from Insurance Companies				EUR	188,735,926.05	188,735,926.05	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00
				JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	65,083,749,999.96	4,729,820,570.77	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
Loan from Banks				EUR	7,722,778,262.92	7,722,778,262.92	EUR	8,456,412.67	8,456,412.67	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00
				JPY	50,000,000,000.00	359,971,202.30	JPY	0.00	0.00	JPY	33,292,750,000.00	239,688,624.91	JPY	33,292,750,000.00	239,688,624.91	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	1,650,044,500.00	1,061,053,629.99	CHF	1,650,044,500.00	1,061,053,629.99	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	2,175,000,000.00	1,843,689,073.49	USD	2,175,000,000.00	1,843,689,073.49	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	65,000,000.00	94,848,971.25	GBP	65,000,000.00	94,848,971.25	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00 0.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	52,440,368,128.19	3,810,990,176.68	ATS	400,000,000.00	29,069,133.67	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	681,965,660.00	262,143,248.13	BRL	681,965,660.00	262,143,248.13	BRL	0.00	0.00
				DEM	863,813,782.82	441,660,974.02	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
Loan				EUR	425,500,000.00	425,500,000.00	EUR	0.00	0.00	EUR	3,313,765,158.00	3,313,765,158.00	EUR	3,313,765,158.00	3,313,765,158.00	EUR	0.00	0.00
				JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	7,405,276.95	538,162.46	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00

	Financial debt before swap	Credit affiliates	Credit swaps	Debt swaps	Debt holding of own bonds	Financial debt after swap
Grand Total Internal Debt	136,531,685,655.17	4,216,952,905.31	10,572,098,221.85	17,927,525,283.52	9,975,685,149.09	129,694,474,662.45
Grand Total External Debt	20,574,945,829.52	1,815,431,056.04	20,674,797,964.69	13,549,920,631.67	0.00	11,634,637,440.47

Grand Total Debt	157,106,631,484.70	6,032,383,961.34	31,246,896,186.54	31,477,445,915.19	9,975,685,149.09	141,329,112,102.92

SOURCE: Austrian Federal Financing Agency.

GUARANTEED DEBT

EXTERNAL GUARANTEED DEBT AS OF DECEMBER 31, 2005

Borrower	Amount (Millions of euro)
Electric Utility Industry(1)
Foreign Credits	38.55
Foreign Bonds	0.00
Export Financing Guarantees Act(1)	18,543.10
Austrian Industryholding Corp.(ÖIAG)	0.00
Companies with State Participations
Public Works	1,957.11
Environment and Water Utility Funds	0.00
Other
Loans to Federal Museums	148.11
Erdöl-Lagergesellschaft m.b.H (Oil Reserve Comp.)	91.44
ÖBB-EUROFIMA	90.53

Total	20,868.66

(1)	Data are preliminary and still subject to change.

DOMESTIC GUARANTEED DEBT AS OF DECEMBER 31, 2005

Borrower	Amount (Millions of euro)
Electric Utility Industry(1)
Energy Bonds	0.21
Other Domestic Credits	5.85
Export Guarantees Act(2)	30,939.42
Export Financing Guarantees Act(1)	1,469.00
Agrarian Investment	1.36
Austrian Industryholding Corp.(ÖIAG)	466.84
Companies with State Participations
Public Works	5,909.44
Other	0.00
Environment and Water Utility Funds	14.53
Apartment Construction Funds	6.18
Other
Erdöl-Lagergesellschaft m.b.H. (Oil Reserve Corporation.)	10.00
FGG now AWS	863.83
Nuclear Liability Law	121.80
ÖBB-EUROFIMA	2,595.83
BÜRGES now AWS	481.25
Labormarket Promotion	6.67
Research Promotion Corporation (FFG)	82.58
Austrian Bank of Hotel and Tourism	115.87
Loans to Federal Museums	385.56
European Investmentbank (EIB)	23.26

Total(3)	43,499.48

(1)	Data are preliminary and still subject to change.
(2)	Includes recognized but unpaid claims against the Republic under Export Guarantees.
(3)	In addition, the Republic is liable by law for all liabilities of the Austrian Postal Savings Bank assumed until December 31, 2000, which amounted to EUR 5.6 billion as of December 31, 2004.

OFFICIAL STATEMENTS

Except as stated below, the information set forth herein with respect to Austria has been supplied by Silvia Maca, Director, Head of the Division for Export Financing and International Export Promotion Policy, Ministry of Finance, in her official capacity and is included herein on her authority.

The information contained under the headings “Balance of Payments”, “Foreign Exchange”, “Banking System and Monetary Policy—Oesterreichische Nationalbank” and “Banking System and Monetary Policy—Monetary Policy” and the information in the tables set forth under “Balance of Payments”, “Foreign Exchange”, “Banking System and Monetary Policy” and “The Economy—Tourism” has been extracted from publications of the Oesterreichische Nationalbank and the Austrian Central Statistical Office, all of which are official documents published by Austrian authorities or the Oesterreichische Nationalbank.

The information in the tables set forth under “The Economy” and “Public Debt” has been extracted from publications of STATISTICS AUSTRIA (STATISTIK AUSTRIA), from publications of the Austrian Institute for Economic Research (Österreichisches Institut für Wirtschaftsforschung or WIFO), and from publications of the Oesterreichische Nationalbank (“OeNB”). STATISTIK AUSTRIA is an agency of Austria. OeNB is the Austrian central bank, 50% of which is owned by the Republic of Austria. WIFO is an independent, non-partisan and not-for-profit organization supported by numerous professional associations and institutions for economic policy.

The information in the tables under “Tables and Supplementary Information” has been extracted from the Federal Budget Laws of 2002 through 2006 of the Republic of Austria, which are official documents published by the Republic of Austria.

DESCRIPTION OF GUARANTEED DEBT SECURITIES

General

The following is a summary of the terms and conditions of the Guaranteed Debt Securities (the “Terms and Conditions”) and the Fiscal Agency Agreement pursuant to which they will be issued. Copies of the form of Guaranteed Debt Securities and the form of Fiscal Agency Agreement are or will be filed as exhibits to the Registration Statement of which this Prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits. Matters presented in this summary may be varied in a prospectus supplement, including any pricing supplement.

The Guaranteed Debt Securities may be issued in one or more issuances as may be authorized from time to time by the Bank. Please refer to the applicable prospectus supplement for the following terms of Guaranteed Debt Securities offered thereby:

•	the designation, aggregate principal amount, any limitation on such principal amount and authorized denominations;

•	the percentage of their amount at which such Guaranteed Debt Securities will be issued;

•	the maturity date or dates;

•	the interest rate or rates, if any, which rate or rates may be fixed or floating, and the manner in which the rate or rates will be determined;

•	the dates when interest payments, if any, will be made and the date from which the interest, if any, will accrue;

•	whether such Guaranteed Debt Securities will be issued under a single global certificate structure or a dual global certificate structure;

•	the currency or currencies in which the principal of and interest, if any, on the Guaranteed Debt Securities will be payable;

•	the exchange or exchanges, if any, on which application for listing of the Guaranteed Debt Securities may be made; and

•	other specific provisions.

Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), New York has been appointed as fiscal agent (the “Fiscal Agent”) for the Bank and Austria in connection with the Guaranteed Debt Securities of any issuances under a fiscal agency agreement (the “Fiscal Agency Agreement”), which will govern the Fiscal Agent’s duties with respect to such issuances. We may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent.

The Terms and Conditions

1. The	Guaranteed Debt Securities; the Guarantee; Certificates.

(a)  The Guaranteed Debt Securities will be issued in fully registered form and in accordance with the Fiscal Agency Agreement. This and other terms are defined under “Definitions” below. The Guaranteed Debt Securities are issuable in the aggregate principal amount and denomination specified in the Prospectus Supplement. Due and punctual payment of the principal of and interest on the Guaranteed Debt Securities (whether at the Maturity Date, upon redemption, upon acceleration, or otherwise) is unconditionally and irrevocably guaranteed by Austria as evidenced by a guarantee (the “Guarantee”) endorsed on each Guaranteed Debt Security. If the Guaranteed Debt Securities Supplement provides for redemption of a Guaranteed Debt Security at a premium, the terms “principal” and “Principal Amount” as used herein, shall include premiums, if any.

(b)  The Guaranteed Debt Securities rank pari passu without any preference among themselves and (subject to such exceptions as are from time to time applicable under Austrian law) pari passu with all other unsecured obligations (other than subordinated obligations) of the Bank.

(c)  If the Guaranteed Debt Securities are represented by global certificates the following provisions shall apply:

(i)  If the Guaranteed Debt Securities are issued under a single global certificate structure (the “Single Certificate Structure”), the Guaranteed Debt Securities shall initially be represented by one or more permanent global certificates in definitive, fully registered form without coupons (the “DTC Global Certificates”). The DTC Global Certificates shall be duly executed by the Bank and authenticated by the Principal Paying Agent, registered in the name of a nominee of The Depository Trust Company (“DTC”) and deposited on behalf of the purchasers of the Guaranteed Debt Securities represented thereby with the Principal Paying Agent or any successor, as custodian for DTC, for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC or at Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and at Clearstream Banking, société anonyme, Luxembourg (“Clearstream Luxembourg”) as participants in DTC. The aggregate principal amount of the DTC Global Certificates may from time to time be increased or reduced by adjustments made in the Security Register.

(ii)  If the Guaranteed Debt Securities are issued under a dual global certificates structure (the “Dual Certificates Structure”), the Guaranteed Debt Securities shall initially be represented by one or more permanent global certificates, in definitive, fully registered form without coupons, to be held through Euroclear or Clearstream Luxembourg (the “Euroclear/Clearstream Luxembourg Global Certificates”), and by one or more permanent global certificates, in definitive, fully registered form without coupons, to be held through DTC (the “DTC Dual Global Certificates”

and, together with the Euroclear/Clearstream Luxembourg Global Certificates, the “Dual Global Certificates”; the Dual Global Certificates and the DTC Global Certificates are called herein “Global Certificates”).

(iii)  The Euroclear/Clearstream Luxembourg Global Certificates shall be duly executed by the Bank and authenticated by the Principal Paying Agent, registered in the name of a nominee of the common depositary of Euroclear and Clearstream Luxembourg and deposited on behalf of the purchasers of the Guaranteed Debt Securities represented thereby with the Principal Paying Agent or any successor, as common depositary for Euroclear and Clearstream Luxembourg, for credit to the respective accounts of the purchasers (or to such other accounts as they may direct). The DTC Dual Global Certificates shall be duly executed by the Bank and authenticated by the Principal Paying Agent, registered in the name of a nominee of DTC and deposited on behalf of the purchasers of the Securities represented thereby with the Principal Paying Agent or any successor, as custodian for DTC, for credit to the respective accounts of the purchasers (or to such other accounts as they may direct). The aggregate principal amount of the Dual Global Certificates may from time to time be increased or reduced by adjustments made in the Security Register.

2.	Interest Payments.

(a)  The first interest payment shall be made on the first Interest Payment Date (as specified in the Prospectus Supplement) following the Issue Date (as specified in the Prospectus Supplement) until payment of the Principal Amount (as specified in the Prospectus Supplement) has been made or made available for payment; provided, however, that if the Issue Date of a Guaranteed Debt Security is after the Record Date (as hereinafter defined) and before the Interest Payment Date (as specified in the Prospectus Supplement) to which such Record Date pertains, the initial interest payment shall be made on the Interest Payment Date following the next succeeding Record Date to the Holder on such next succeeding Record Date. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will be paid to the Holder of a Guaranteed Debt Security (or one or more Predecessor Securities) who is a Holder on the close of business on the day (whether or not a Business Day) which is 15 days prior to such Interest Payment Date (the “Record Date”), or, in the case the Interest Payment Date is the Maturity Date (as specified in the Prospectus Supplement), will be paid to the person to whom the principal of the Guaranteed Debt Security shall be paid. Interest on a Guaranteed Debt Security shall be calculated on the basis of the day-count convention specified in the Prospectus Supplement; provided, however that if a Guaranteed Debt Security is a Specified Currency Security and the Specified Currency is a currency which is replaced by the euro, the day-count convention may be replaced by the day-count convention which is consistent with the then existing or anticipated market practice for euro denominated debt obligations issued in the euromarkets and held in international clearing systems, as determined by the Bank.

(b)  Any interest on the Guaranteed Debt Securities which is payable, but is not punctually paid or made available for payment, on any Interest Payment Date (“Defaulted Interest”) forthwith shall cease to be payable to the registered Holder of such Security on the relevant Record Date; and such Defaulted Interest may be paid by the Bank, at its election in each case, as provided in clause (i) or (ii) below: (i) the Bank may elect to make payment of any Defaulted Interest to the person in whose name a Guaranteed Debt Security (or the respective Predecessor Security) is registered at the close of business on a special record date for the payment of such Defaulted Interest, such special record date to be fixed by the Bank or Austria and to be not more than 15 nor less than 10 days prior to the date of the proposed payment of such Defaulted Interest. Notice of the proposed payment of such Defaulted Interest and of such special record date therefor shall be mailed to the Holder of a Guaranteed Debt Security by first-class mail, postage prepaid (air mail in the case of a Holder whose address appearing in the Security Register is in a country other than the country from which the mailing originates), at his address as it appears in the Security Register, not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the registered Holder on such special record date and no longer shall be payable pursuant to clause (ii), or (ii) the Bank may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Guaranteed Debt Securities may be listed, and upon such notice as may be required by such exchange.

3.	Currencies of Payment.

(a)  Unless a currency other than United States dollars or currency units is indicated as a Specified Currency (the “Specified Currency”) in the Prospectus Supplement (a “Specified Currency Security”) and the Holder hereof has elected to receive payments in the Specified Currency in accordance with the provisions of the following paragraph, the payments of principal and interest and the payment of the Redemption Price will be made at the option of the Holder of a Guaranteed Debt Security either (i) at the Appropriate Corporate Trust Office or (ii) (subject to any applicable laws and regulations and subject to the right of the Bank at any time or from time to time to terminate the appointment of any such paying agent or to appoint additional paying agents) at any additional paying agent appointed from time to time by the Bank in respect of the Guaranteed Debt Securities (the Corporate Trust Offices and all such paying agents appointed and acting as such at any given time herein being called, collectively, “Paying Agents” and, individually, a “Paying Agent”); provided, however, that all payments of interest due other than at maturity or upon redemption will be made at the Appropriate Corporate Trust Office subject to applicable laws and regulations, by a United States dollar check drawn on a bank in the City of New York mailed to the person entitled thereto at his address as it appears on the Security Register; provided further, that a Holder of Guaranteed Debt Securities having an aggregate principal amount of $10,000,000 (or the equivalent thereof in a Specified Currency) or more shall be entitled to receive payments of interest, other than at maturity or redemption, by wire transfer of immediately available funds if appropriate wire transfer instructions have been received by the Principal Paying Agent not less than 15 days prior to the applicable Interest Payment Date; provided further, that if DTC, Euroclear or Clearstream Luxembourg is the holder of a Guaranteed Debt Security, it shall be entitled to receive payments as set forth in the immediately preceding provisions irrespective of the aggregate principal amount represented by such Security.

(b)	(i) If a Guaranteed Debt Security is represented by a DTC Global Certificate or by a DTC Dual Global Certificate and if a Specified Currency is indicated in the Prospectus Supplement, the principal of and interest on such Security shall be paid by the Bank on each Interest Payment Date, Redemption Date or Maturity Date, as the case may be, in the Specified Currency if the Holder thereof elects by written request to the Principal Paying Agent at the Appropriate Corporate Trust Office received on or prior to the Record Date relating to such Interest Payment Date or at least 16 calendar days prior to such Redemption Date or Maturity Date, as the case may be, to receive such payment in the Specified Currency; provided, however, that if the Holder of a Guaranteed Debt Security does not make such election to receive payment of the principal of and interest on such Security in its Specified Currency, such payment shall be made in United States dollars in an amount determined by the Principal Paying Agent acting as agent of the Bank for such purpose (the “Exchange Rate Agent”); provided further that, if the bid quotations referred to under (ii) below are not available, such payments shall be made in the Specified Currency; provided further that, if the Specified Currency is not available for the payment of principal of or interest on a Guaranteed Debt Security due to the imposition of exchange controls or other circumstances beyond the control of the Bank, the Bank will be entitled to satisfy its obligations to the Holder of a Guaranteed Debt Security by making such payment in United States dollars in an amount determined (notwithstanding any contrary provision described in (ii) below) on the basis of the most recently available noon buying rate in New York City for cable transfers of the Specified Currency as certified for customs purposes by the Federal Reserve Bank of New York (the “Market Exchange Rate”).

Notwithstanding any provision of this paragraph (b) to the contrary, if DTC is the Holder of a Guaranteed Debt Security, payment of principal of and interest on a Guaranteed Debt Security shall be made in the Specified Currency or United States Dollars in accordance with the procedures of DTC which shall supersede the provisions of this paragraph (b) to the extent they are inconsistent.

The Holder of a Specified Currency Security may elect to receive payment in the Specified Currency for all payments of principal and interest and need not file a separate election for each payment, and such election shall remain in effect until revoked by written notice to the Principal Paying Agent at the Appropriate Corporate Trust Office, received on or prior to the Record Date or at least sixteen calendar days prior to a Redemption Date or Maturity Date, as the case may be. Such request by the Holder hereof should be in writing (mailed or hand delivered) or by facsimile transmission.

(ii)  Any U.S. dollar amount to be received by the Holder of a Specified Currency Security will be based on the highest bid quotation in New York City received by the Exchange Rate Agent at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of which may be the Exchange Rate Agent) for the purchase by the quoting dealer of the Specified Currency for U.S. dollars for settlement on such payment date in the aggregate amount of the Specified Currency payable to all Holders of Specified Currency Securities scheduled to receive U.S. dollar payments and at which the applicable dealer commits to execute a contract. All currency exchange costs will be borne by the Holder of the Specified Currency Security by deductions from such payments.

(iii)  If the Holder of a Specified Currency Security elects to receive payment in the Specified Currency as provided in paragraph (b)(i), such payment shall be made at any Paying Agent, in the Specified Currency, at the option of such Holder, subject to applicable laws and regulations, either by a check in the Specified Currency drawn on a bank in a city in the country of such Specified Currency mailed to the person entitled hereto at his address as it appears on the Security Register, or by transfer of immediately available funds to an account maintained by such Holder with a bank located outside the United States; provided that appropriate wire transfer instructions have been received by the Principal Paying Agent together with the election to receive payment in the Specified Currency.

(c)  If a Guaranteed Debt Security is represented by a Euroclear/Clearstream Luxembourg Global Certificate and if a Specified Currency is indicated in the Prospectus Supplement, the principal of and interest on such Security shall be paid by the Bank on each Interest Payment Date, Redemption Date or Maturity Date, as the case may be, in the Specified Currency in accordance with the procedures of Euroclear and Clearstream Luxembourg.

(d)  Notwithstanding the foregoing provisions described in the “Currencies of Payment”, principal of and interest due at maturity on a Guaranteed Debt Security or at redemption shall be payable in immediately available funds, to the person to whom payment of the principal of such Security shall be made, upon surrender of a Guaranteed Debt Security (i) if such Security is issued under a Single Certificate Structure, at the New York Corporate Trust Office and (ii) if such Security is issued under a Dual Certificate Structure, and (A) the Security is evidenced by a DTC Dual Global Certificate, at the New York Corporate Trust Office or (B) the Security is evidenced by a Euroclear/Clearstream Luxembourg Global Certificate, at the London Corporate Trust Office.

(e)  Pursuant to the Fiscal Agency Agreement, there shall be a Principal Paying Agent maintaining an Appropriate Corporate Trust Office, until the earlier of (A) the first date on which all such Guaranteed Debt Securities are no longer outstanding (as such term is defined under “Definitions” in the following description of the Fiscal Agency Agreement), or (B) two years after the principal of all such Securities shall have become due and payable (whether at stated maturity or otherwise) and monies for the payment in full of such principal of and all accrued interest on such Securities shall have been made available at the Appropriate Corporate Trust Office.

4.    Floating Rates.    If a Guaranteed Debt Security is a Floating Rate Security as specified in the Prospectus Supplement, the base rate, the date on which the interest rate is reset, the spread over the base rate or the amount by which the base rate shall be multiplied and all other provisions relating to the computation of interest shall be specified in the Prospectus Supplement. The interest rate on that Guaranteed Debt Security in no event shall be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

If a day on which, as set forth in the Prospectus Supplement, the floating rate interest shall be reset (the “Interest Reset Date”) for a Guaranteed Debt Security would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding day that is a Business Day; except that if the interest rate for a Guaranteed Debt Security is based on LIBOR and such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the next preceding Business Day.

5.    Additional Interest.    Under Austrian law in effect on the date on which the Fiscal Agency Agreement was executed and delivered, upon payment of principal of or interest on a Guaranteed Debt Security, neither the Bank, any Paying Agent, nor Austria will be obligated to withhold any amount for taxes, fees, assessments or other governmental charges imposed by Austria or any province, municipality or other political subdivision or taxing authority thereof or therein; provided, however, that pursuant to a law enacted on July 7, 1988 in the case of a Guaranteed Debt Security issued after December 31, 1988 a withholding for tax will be imposed unless the payments are made outside Austria or to a nonresident (within the meaning of Austrian tax law) who adequately discloses his status as a nonresident to the payor. The Bank agrees, in the event of any change in the laws of Austria or of any province, municipality or other political subdivision or taxing authority thereof or therein (including any change in the official application of, execution of, or amendment to, such laws), or any change in any treaty or treaties to which Austria is a party (including any change in the official application of, execution of, or amendment to, such treaty or treaties) (any such change in law or treaty being herein called a “Change”) the enactment of which occurs after the Issue Date specified in the Prospectus Supplement, such as to require the withholding by the Bank, any Paying Agent or Austria of any amount for such taxes, fees, assessments or other governmental charges, that the Bank will pay, to the extent it may then lawfully do so, as additional interest (“Additional Interest”) to the Holder of a Guaranteed Debt Security such additional amounts as are necessary in order that every net payment by the Bank, any Paying Agent or Austria of the principal of and interest on a Guaranteed Debt Security after deduction or withholding for or on account of any present or future tax, fee, assessment or other governmental charge required by Austria or any province, municipality or other political subdivision or taxing authority thereof or therein to be withheld by such person from the payment (or any payment in lieu of such withholding paid directly by any such Holder) will not be less than the amount provided for in a Guaranteed Debt Security to be then due and payable; provided, however, that no such Additional Interest shall be payable in respect of the principal of and interest on a Guaranteed Debt Security: (i) to a Holder who is liable for any such taxes, duties, assessments or charges with respect to such Certificate by reason of his having some connection with the Republic other than the mere holding of such Guaranteed Debt Security; or (ii) which is presented for payment more than thirty (30) days after the payment first becomes due and payable, except to the extent that the Holder would have been entitled to such additional amounts on presenting the same for payment upon expiry of such period of thirty (30) days; or (iii) where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to any European Union directive on the taxation of savings and implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, or any law implementing, or complying with, or introduced in order to conform to such directive; or (iv) presented for payment by or on behalf of a Holder of a Guaranteed Debt Security who would have been able to avoid such withholding or deduction by presenting the relevant Guaranteed Debt Security to another Paying Agent in a Member State of the EU. If the Bank shall pay any such Additional Interest, it shall cause to be delivered at or about the time of payment thereof to the Holder of a Guaranteed Debt Security a statement with respect to such Additional Interest. All references in a Guaranteed Debt Security to “interest” shall include both interest on the unpaid principal amount at the rate provided in the Prospectus Supplement and amounts, if any, payable as Additional Interest as described in this paragraph.

6.    Redemption.

(a)  If at any time the Bank shall become obligated, or determines that it will become obligated, to pay any Additional Interest, the Bank may, at its option, redeem all, but not some only, of the Guaranteed Debt Securities at any time on a date (which date may not be before the Business Day preceding the effective date of any change referred to under (b)(iv) below) specified on notice to the Principal Paying Agent at least 15 days before the date on which notice of such redemption will be given to the Holders (the date on which such notice is given by the Bank to the Principal Paying Agent being herein called the “Determination Date”) at the Redemption Price (as defined below) for each Guaranteed Debt Security. The determination as to whether payment of Additional Interest would be required on account of any of the Guaranteed Debt Securities shall, for the purposes of this paragraph, be made by the Bank (i) on the basis of the evidence that is in the possession of the Bank in respect of the interest payment next preceding the Determination Date and of the laws and treaties and the official application thereof in effect on such Determination Date, or (ii) (if the Bank so elects) on the basis of the laws and treaties to become effective on or before the next succeeding Interest Payment Date. If at any time the Bank shall become obligated to pay Additional Interest and if the Bank shall determine that it is not permitted by Austrian law to pay all or part of such Additional Interest, the Bank shall redeem all, but not some only, of the Guaranteed Debt Securities on a Redemption Date fixed as set forth above at the Redemption Price of each Guaranteed Debt Security.

(b)  On the Determination Date, the Bank will deliver to the Principal Paying Agent a certificate signed by two authorized officers of the Bank

(i)  calculating the Redemption Price,

(ii)  stating the Redemption Date,

(iii)  stating that the Bank has or will become obligated to pay Additional Interest,

(iv)  identifying the Change as a result of which such obligation of the Bank to pay Additional Interest has arisen,

(v)  specifying the effective date of such Change and

(vi)  if applicable, stating the basis for the determination that the Bank is not permitted by Austrian law to pay all or part of such Additional Interest.

7.    Notice of Redemption.

(a)  In case the Bank shall give notice of its intention to redeem the Guaranteed Debt Securities, the Principal Paying Agent shall cause to be published, on behalf and at the expense of the Bank, notice of the Bank’s intention to redeem the Guaranteed Debt Securities

(i)  at least once in an Authorized Newspaper (as hereinafter defined) published in the City of New York and in an Authorized Newspaper published in London, England, the first such publication to be not less than 30 nor more than 45 days prior to the Redemption Date and

(ii)  if the Guaranteed Debt Securities are listed on a stock exchange and the rules of said stock exchange require publication of the intention to redeem the Guaranteed Debt Securities, in the manner and in the newspapers required by such rules.

“Authorized Newspaper” means a newspaper of general circulation in the relevant city, in the English language and customarily published on Monday through Friday in each week. In case, by reason of the temporary or permanent suspension of publication of any Authorized Newspaper, or by reason of any other cause, it shall be impracticable to make publication of the notice of redemption in an Authorized Newspaper as herein provided, then such publication or other notice in lieu thereof as shall be made by the Principal Paying Agent shall constitute a sufficient publication of such notice; provided, however, that such publication or other notice shall, so far as may be practicable in the good-faith judgment of the Bank, approximate the terms and conditions of the publication in lieu of which it is given. Notice of redemption shall also be given by the Principal Paying Agent, on behalf of and at the expense of the Bank, by first-class mail (air mail in the case of Holders of Securities whose addresses appearing in the Security Registers are in a country other than the country from which the mailing originates), postage prepaid, mailed not less than 30 days nor more than 45 days prior to the Redemption Date to Holders of the Guaranteed Debt Securities at his last address appearing on the Security Register.

Notwithstanding the foregoing provisions of this paragraph (a), so long as Global Certificates representing all Guaranteed Debt Securities of an issuance are held in their entirety on behalf of DTC, Euroclear and Clearstream Luxembourg or any of them, notice of the Bank’s intention to redeem any of such Guaranteed Debt Securities may, instead of being published in an Authorized Newspaper, be given to DTC, Euroclear or Clearstream Luxembourg, as the case may be, for communication by them to the owners of beneficial interests in the Global Certificate; provided, however, that in addition, for so long as any Guaranteed Debt Securities of an issuance are listed on a stock exchange and the rules of that stock exchange require that notice of redemption be published in a newspaper, the Bank will comply with such requirement.

(b)  If notice of redemption by publication is duly given, failure to give notice by mail with respect to such redemption or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of a Guaranteed Debt Security. If notice is duly given by mail to the Holder of a Guaranteed Debt Security, failure to give notice by publication or any defect therein or in the publication thereof shall not affect the validity of the proceedings for the redemption of such Security.

All notices of redemption of Guaranteed Debt Securities shall state:

(i)  the Redemption Date;

(ii)  a description of the Guaranteed Debt Securities to be redeemed;

(iii)  that on the Redemption Date there will become and be due and payable upon each such Security the Redemption Price;

(iv)  that from and after the Redemption Date the Holder of such Securities will be entitled to receive only the Redemption Price;

(v)  that from and after the Redemption Date interest on such Securities will cease to accrue;

(vi)  that payment of the Redemption Price will be made, upon surrender of such Securities maturing after the Redemption Date, at the Appropriate Corporate Trust Office; and

(vii)  that, upon surrender of such Securities maturing after the Redemption Date, payment of the Redemption Price will be made, subject to any applicable law and regulations, in the manner provided in the Guaranteed Debt Securities with respect to principal payments.

(c)  Notice of redemption having been given as aforesaid, a Guaranteed Debt Security shall, on the Redemption Date, become due and payable at the Redemption Price and on and after such date (unless the Bank shall default in the payment of the Redemption Price) a Guaranteed Debt Security shall cease to bear interest. Upon surrender of a Guaranteed Debt Security for redemption in accordance with said notice, a Guaranteed Debt Security shall be paid by the Bank at the Redemption Price. Interest payable on or prior to the Redemption Date shall continue to be payable to the Holder of a Guaranteed Debt Security as set forth in the Terms and Conditions.

8.    Transfer; Exchange; Definitive Certificates.

(a)  The transfer of a Guaranteed Debt Security may be registered on the Security Register maintained by the Principal Paying Agent upon surrender of a Guaranteed Debt Security for registration of transfer at the Appropriate Corporate Trust Office. Upon such surrender for registration of transfer, the Bank shall execute, and the Principal Paying Agent shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Guaranteed Debt Securities of any authorized denominations, of a like aggregate principal amount, all as requested by the transferor, and bearing the Guarantee.

(b)  Subject to the limitations provided in other provisions described under “Transfer; Exchange; Definitive Certificates”, at the option of the Holder, a Guaranteed Debt Security may be exchanged for other Guaranteed Debt Securities of any authorized denominations, of a like aggregate principal amount, upon surrender of a Guaranteed Debt Security to be exchanged at the Appropriate Corporate Trust Office and upon payment if the Bank shall so require of the charges hereinafter provided. Whenever a Guaranteed Debt Security is so surrendered for exchange, the Bank shall execute, and the Principal Paying Agent shall authenticate and deliver, the Guaranteed Debt Securities which the Holder of a Guaranteed Debt Security is entitled to receive upon such exchange, each of which Guaranteed Debt Securities shall bear the Guarantee.

(c)	(i) In the case a Guaranteed Debt Security is issued under the Single Certificate Structure and if (A) DTC or any successor depositary notifies the Bank that it is unwilling or unable to continue as depositary for a DTC Global Certificate or DTC or such successor depositary at any time ceases to be a “Clearing Agency” registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other applicable statute or regulation, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by the Bank within 90 days of such notice, or (B) an Event of Default (as defined below “Events of Default”) has occurred and is continuing with respect to the Guaranteed Debt Securities, the Bank will issue one or more certificates in definitive, fully registered form (“Definitive Certificates”) in exchange for such DTC Global Certificate. In addition, upon request of the Bank, DTC shall surrender the DTC Global Certificate or Certificates held by it and, in exchange for such DTC Global Certificates, the Bank and Austria shall execute and the Principal Paying Agent, upon receipt of a certificate requesting the authentication and delivery of Definitive Certificates, at the New York Corporate Trust Office shall authenticate and deliver, without service charge, to the person or persons specified by DTC new Definitive Certificates of like tenor, of any authorized denominations, as specified by DTC, and in an aggregate principal amount equal to and in exchange for such person’s or persons’ beneficial interest in any of such Global Certificates. Definitive Certificates issued in exchange for such Global Certificate(s) pursuant to this paragraph shall be registered in such names and in such authorized denominations as DTC, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Principal Paying Agent.

(ii)  If a Guaranteed Debt Security is issued under the Dual Certificates Structure and if (A) (x) with respect to a DTC Dual Global Certificate an event described in (c)(i)(A) above occurs or (y) with respect to a Euroclear/Clearstream Luxembourg Global Certificate, Euroclear, Clearstream or any successor depositary notifies the Bank that it is unwilling or unable to continue as depositary for a Euroclear/Clearstream Luxembourg Global Certificate, and a successor depositary is not appointed by the Bank within 90 days of such notice, or (B) an Event of Default has occurred and is continuing with respect to the Guaranteed Debt Securities, the Bank will issue one or more Definitive Certificates in exchange for such Global Certificate. In addition, upon request of the Bank, DTC or Euroclear or Clearstream, as the case may be, shall surrender the Global Certificate or Certificates held by it and, in exchange for such Global Certificate(s), the Bank and Austria shall execute and the Principal Paying Agent, upon receipt of a certificate requesting the authentication and delivery of Definitive Certificates, at the Appropriate Corporate Trust Office shall authenticate and deliver, without service charge, to the person or persons specified by DTC or Euroclear or Clearstream Luxembourg, as the case may be, new Definitive Certificates of like tenor, of any authorized denominations, as specified by DTC or Euroclear or Clearstream Luxembourg, as the case may be, and in an aggregate principal amount equal to and in exchange for such person’s or persons’ beneficial interest in any of such Global Certificates. Definitive Certificates issued in exchange for such Global Certificate(s) pursuant to this paragraph shall be registered in such names and in such authorized denominations as DTC or Euroclear or

Clearstream Luxembourg, as the case may be, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Principal Paying Agent.

In addition, in either case referred to in clauses (i) and (ii), the Bank shall execute and the Principal Paying Agent at the Appropriate Corporate Trust Office shall authenticate and deliver, without service charge, to DTC or Euroclear or Clearstream Luxembourg, as the case may be, one or more new Global Certificates of like tenor and in an authorized denomination, in an amount equal to the difference, if any, between the principal amount of the surrendered Global Certificate(s) and the aggregate principal amount of Definitive Certificates authenticated and delivered to the person or persons referred to in clause (i) or (ii) above. Upon the exchange of a Global Certificate for Definitive Certificates, such Global Certificate shall be canceled by the Principal Paying Agent.

(d)  Notwithstanding any provision to the contrary herein, so long as a Global Certificate remains outstanding and is held by or on behalf of DTC, Euroclear or Clearstream or their respective nominees, as the case may be, transfers of a Global Certificate into another Global Certificate, in whole or in part, and exchanges and transfers of a Global Certificate into one or more Definitive Certificates shall only be made in accordance with the provisions described below “Transfer; Exchange; Definitive Certificates” and in accordance with the applicable procedures of DTC, Euroclear and Clearstream Luxembourg, in each case to the extent applicable (the “Applicable Procedures”).

Transfers of a Global Certificate shall be limited to transfers of such Global Certificate in whole, but not in part, (i) in the case of the Single Certificate Structure, to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depositary of DTC or a nominee of such successor depositary, and (ii) in the case of the Dual Certificates Structure, to a nominee of DTC, Euroclear or Clearstream Luxembourg, or by a nominee of DTC, Euroclear or Clearstream Luxembourg to DTC, Euroclear, Clearstream Luxembourg or their other nominees, or by DTC, Euroclear, Clearstream Luxembourg or any such nominee to a successor depository of DTC, Euroclear or Clearstream Luxembourg or a nominee of such successor depositary, provided that the provisions in this paragraph and the above paragraph under clause (d) shall not prohibit any transfer of a Definitive Certificate that is issued in compliance with these Terms and Conditions. Nothing in this paragraph or the above paragraph shall prohibit or render ineffective any transfer of a beneficial interest in a Global Certificate effected in accordance with the provisions of paragraph (e) or (f) below.

(e)  In the case a Guaranteed Debt Security is issued under the Single Certificate Structure, transfers of beneficial interests in a Global Certificate shall be made in accordance with the following provisions:

(i)  Purchasers may hold their beneficial interests in the DTC Global Certificates directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system, including Euroclear and Clearstream Luxembourg, whether directly through Clearstream Luxembourg or Euroclear, if they are participants in such systems or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold beneficial interests in the DTC Global Certificate on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s respective names on the books of their respective depositaries, which in turn will hold such interests in the DTC Global Certificate in customers’ securities accounts in the depositaries’ names on the books of DTC.

(ii)  If an owner of a beneficial interest in a DTC Global Certificate wishes at any time to transfer such interest to a person who wishes to take delivery thereof in the form of a beneficial interest in a DTC Global Certificate, such transfer may be effected subject to the Applicable Procedures.

(f)  In the case a Guaranteed Debt Security is issued under the Dual Certificates Structure, transfers of beneficial interests in a Global Certificate shall be made in accordance with the following provisions:

(i)  Purchasers may hold (A) their beneficial interests in the DTC Dual Global Certificates directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system and (B) their beneficial interests in the Euroclear/Clearstream Luxembourg Global Certificates directly through Clearstream Luxembourg or Euroclear, if they are participants in such systems or indirectly through organizations which are participants in such systems.

(ii)  If an owner of a beneficial interest in a Euroclear/Clearstream Luxembourg Global Certificate or in a DTC Dual Global Certificate, as the case may be, wishes at any time to transfer such beneficial interest to a person who wishes to take delivery thereof in the form of a beneficial interest in a Euroclear/Clearstream Luxembourg Global Certificate or the DTC Dual Global Certificate, as the case may be, such transfer may be effected subject to the Applicable Procedures. An exchange of a beneficial interest in a DTC Dual Global Certificate for a beneficial interest in a Euroclear/Clearstream Luxembourg Global Certificate, or vice versa, shall be recorded on the Security Register and shall be effected by an increase or a reduction in the aggregate principal amount of the DTC Dual Global Certificate by the principal amount of beneficial interests so exchanged and a corresponding reduction or increase in the aggregate principal amount of the Euroclear/Clearstream Luxembourg Global Certificate.

(g)  Every Guaranteed Debt Security presented or surrendered for registration of transfer or exchange shall (if so required by the Bank or the Principal Paying Agent) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Bank and the Principal Paying Agent duly executed, by the Holder thereof or his attorney duly authorized in writing.

(h)  No service charge shall be made for any registration of transfer or exchange of any Guaranteed Debt Security, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(i)  Each Guaranteed Debt Security authenticated and delivered upon any registration of transfer of or in exchange for or in lieu of the whole or any part of any other Guaranteed Debt Security shall evidence the same debt and shall carry all the rights to interest accrued and unpaid and to accrue interest which were carried by the whole or such part, as the case may be, of such other Security, and, notwithstanding anything to the contrary herein contained, such new Security shall bear such interest that neither gain nor loss of interest shall result upon such transfer or exchange.

(j)  Prior to due presentment for registration of transfer, the Bank, Austria, the Principal Paying Agent and each Paying Agent may treat the person in whose name a Guaranteed Debt Security is registered on the Security Register as the owner hereof for all purposes, whether or not such Security be overdue, and neither the Bank, Austria, the Principal Paying Agent nor any Paying Agent shall be affected by notice to the contrary.

(k)  The Principal Paying Agent shall not be required (x) to issue, register the transfer of or exchange any Guaranteed Debt Securities during a period beginning at the opening of business 15 days before the day of the first publication of a notice of redemption pursuant to (a) hereof and ending at the close of business on the day of such publication or (y) to register the transfer of or exchange of any Guaranteed Debt Security so selected for redemption.

9.    Mutilated, Lost or Stolen Securities.    In case any Guaranteed Debt Security shall at any time become mutilated, such mutilated Guaranteed Debt Security may be surrendered to the Principal Paying Agent and thereupon the Bank shall execute, and the Principal Paying Agent shall authenticate and deliver, in exchange therefor, a new Guaranteed Debt Security of like tenor and principal amount, bearing the Guarantee. In case any Guaranteed Debt Security shall at any time become destroyed, lost or stolen and if there be delivered to the Appropriate Corporate Trust Office (i) evidence to the satisfaction of the Principal Paying Agent of the destruction, loss or theft of such Security, and (ii) such Security or indemnity as may be required by the Principal Paying Agent, the Bank and Austria to save each of them harmless, then, in the absence of notice to the Bank, Austria or the Principal Paying Agent that such Security has been acquired by a bona fide purchaser, the Bank shall execute and upon its request the Principal Paying Agent shall authenticate and deliver in lieu of any such destroyed, lost or stolen Guaranteed Debt Security, a new Guaranteed Debt Security of like tenor and principal amount, bearing the Guarantee. In case any such mutilated, destroyed, lost or stolen Guaranteed Debt Security has become or is about to become due and payable, the Bank in its discretion may, instead of issuing a new Guaranteed Debt Security, pay such Security. Upon the issuance of any new Guaranteed Debt Security under this paragraph, the Bank may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Principal Paying Agent) connected therewith.

Every new Guaranteed Debt Security issued pursuant to this paragraph and the paragraph above in lieu of any destroyed, lost or stolen Guaranteed Debt Security shall constitute an original additional contractual obligation of the Bank, whether or not the destroyed, lost or stolen Guaranteed Debt Security shall be at any time enforceable by anyone. The provisions described in this paragraph and the paragraph above are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Guaranteed Debt Securities.

Fiscal Agency Agreement.

1.	(a) The Bank and Austria have in the Fiscal Agency Agreement appointed Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) as Principal Paying Agent of the Bank and of Austria in respect of the Guaranteed Debt Securities and the Guarantees and as Exchange Rate Agent, Reporting Agent, Calculation Agent and Registrar, having the obligations set forth in the Fiscal Agency Agreement. The Fiscal Agency Agreement contains provisions concerning the resignation and removal of the Principal Paying Agent and the appointment and qualification of successor Principal Paying Agents. In acting under the Fiscal Agency Agreement and in connection with the Guaranteed Debt Securities, the Principal Paying Agent is acting solely as agent of the Bank and of Austria, and does not assume any obligation or relationship of agency or trust for or with any of the owners or the Holder of the Guaranteed Debt Securities or owners of beneficial interests therein, except (i) that all funds held by the Principal Paying Agent for payment of principal or interest on the Guaranteed Debt Securities shall be held in trust, but need not be segregated from other funds except as required by law; provided, however, that monies held by the Principal Paying Agent for the payment of principal of and interest on any Guaranteed Debt Security and remaining unclaimed shall be identified in a notice provided by the Principal Paying Agent to the Bank and simultaneously be repaid to the Bank at the end of two years after such principal or interest shall have become due and payable, as the case may be (whether at the Maturity Date or otherwise), and upon any such repayment the aforesaid trust shall terminate with respect to such monies and all liability of the Principal Paying Agent with respect to such monies shall thereupon cease (without, however, limiting in any way the unconditional obligation of the Bank to pay the principal of and interest on such Guaranteed Debt Security as the same shall become due and payable) and (ii) that the Principal Paying Agent shall be responsible for the correctness of its representations in the Certificate of Authentication on each Guaranteed Debt Security.

(b)  The Fiscal Agency Agreement inures to the benefit of the Holder of a Guaranteed Debt Security. Copies of the Fiscal Agency Agreement are on file and available for inspection at the Corporate Trust Offices; and

(c)  The Fiscal Agency Agreement may be amended by the Bank and Austria and the Principal Paying Agent, without the consent of any Holder of any Guaranteed Debt Security, by an instrument in writing executed by the Bank and Austria and the Principal Paying Agent, to cure any ambiguity, or to effect any other modification of any of the terms thereof or to make any other provisions with respect to matters or questions arising under the Fiscal Agency Agreement; provided, however, that no such amendment shall adversely affect the interests of the Holder of a Guaranteed Debt Security.

2.    Moneys Held in Trust by Principal Paying Agent.    In order to provide for the payment of principal of and interest on the Guaranteed Debt Securities as the same shall become due, the Bank agrees to pay, for the benefit of the Holders of the Guaranteed Debt Securities, to the Principal Paying Agent at the Appropriate

Corporate Trust Office, in the Specified Currency, the amounts set forth below in this paragraph to be held in trust for, and at the risk of, the Holders of the Guaranteed Debt Securities and applied by the Principal Paying Agent as herein set forth:

(a)  the Bank shall pay to the Principal Paying Agent, on or before each Interest Payment Date, in immediately available funds, an amount sufficient to pay the interest becoming due on all the Guaranteed Debt Securities outstanding on such Interest Payment Date, and the Principal Paying Agent shall apply the amounts so paid to it to the payment of such interest on such Interest Payment Date;

(b)  in the event that the Bank shall redeem all of the Guaranteed Debt Securities as provided herein, the Bank shall pay to the Principal Paying Agent, on or before the Redemption Date, in immediately available funds, an amount sufficient to pay the Redemption Price of such Securities, and the Principal Paying Agent shall apply such amount to the payment of such Redemption Price on such Redemption Date; and

(c)  the Bank shall pay to the Principal Paying Agent, on or before the Maturity Date of the Guaranteed Debt Securities, in immediately available funds, an amount that shall be equal to the entire amount of interest, if any, and principal to be due on such Maturity Date on all such Securities then outstanding, and the Principal Paying Agent shall apply such amount to the payment of interest on and principal of such Securities in accordance with the terms thereof.

3.    Events of Default.    In case one or more of the following events (“Events of Default”) shall have occurred and be continuing,

(a)  default is made in the payment of any amount payable in respect of the principal of any Guaranteed Debt Security at maturity or of the Redemption Price of any Guaranteed Debt Security on a Redemption Date or default is made in the payment of any interest on any Guaranteed Debt Security on any Interest Payment Date and any such default continues for more than 14 days after notice of such default has been given by the Holder of Guaranteed Debt Security to the Principal Paying Agent;

(b)  default in payment at maturity and the continuance of such default for more than the grace period (if any) applicable thereto, or default and acceleration of maturity (which acceleration shall not have been rescinded or annulled), shall have occurred in respect of any indebtedness for borrowed money of the Bank with a final maturity of more than one year (other than the Guaranteed Debt Securities and other than any indebtedness denominated or repayable in euros) aggregating at any one time $25,000,000 (or the equivalent in any other currencies);

(c)  (x) in any proceeding instituted against the Bank (including, but not limited to, a Konkursverfahren, an order of Geschäftsaufsicht or a decree of the Austrian Ministry of Finance ordering temporary measures to protect creditors, under the laws of Austria) the Bank shall be adjudicated a bankrupt, be subjected to Geschäftsaufsicht or to temporary measures to protect creditors and such adjudication, order or decree shall not have been vacated or set aside within 90 days from the date of entry thereof or shall become final before the end of such 90-day period; or (y) the Bank shall institute, or take any corporate action to authorize the institution of, or consent to the institution by another of, any proceedings relating to it or any substantial part of its property under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or similar law (including, but not limited to, the institution of a Konkursverfahren, the application for Geschäftsaufsicht or the application for a decree ordering temporary measures to protect creditors under the laws of Austria); and

(d)  default in the performance, or breach, of any covenant, undertaking or warranty of the Bank or of Austria contained or described in a Guaranteed Debt Security (other than a covenant for which a default in the performance of which is specifically dealt with elsewhere in this paragraph), and continuance of such default or breach for a period of 90 days after there has been given to the Bank and Austria, in care of the Principal Paying Agent, by the Holder of a Guaranteed Debt Security a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under such Security;

then (x) if an Event of Default referred to in (a) above shall have occurred and be continuing, the principal amount of a Guaranteed Debt Security shall at the option of, and upon written notice to the Bank, in care of the Principal Paying Agent (which shall promptly notify the Bank of such notice) by, the Holder of such Security mature and become immediately due and payable upon the date that such written notice is received by the Principal Paying Agent (together with accrued interest to such date), unless prior to such date all Events of Default in respect of all the Guaranteed Debt Securities shall have been cured, (y) if an Event of Default referred to in (b) or (d) above shall have occurred and be continuing, the Holders of 25% in principal amounts of the Guaranteed Debt Securities outstanding may declare the principal of all the Guaranteed Debt Securities immediately due and payable by written notice to the Bank, in care of the Principal Paying Agent (which shall promptly notify the Bank of such notice), and upon any such declaration such principal shall become immediately due and payable upon the date that such written notice is received by the Principal Paying Agent (together with accrued interest to such date), unless prior to such date all Events of Default in respect of all the Guaranteed Debt Securities shall have been cured, and (z) if an Event of Default referred to in (c) above shall have occurred and be continuing, the payment of the principal amount of the Guaranteed Debt Securities and of interest thereon will depend on the mandatory rules and regulations of the respective proceeding, provided however, should no rule or regulation of such proceeding mandate otherwise, the principal amount of the Guaranteed Debt Securities and interest thereon shall at the option of, and upon written notice to the Bank, in care of the Principal Paying Agent (which shall promptly notify the Bank of such notice) by, the Holder of Guaranteed Debt Security mature and become immediately due and payable upon the date that such written notice is received by the Principal Paying Agent (together with accrued interest to such date).

4.    Representations by the Bank.    The Bank represents and warrants that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of the Guaranteed Debt Securities and the Guarantees, and to constitute the same the legal, valid and binding obligations of the Bank and of Austria, respectively, enforceable in accordance with their respective terms, have been done and performed and have happened in due and strict compliance with all applicable laws and regulations.

5.    Authentication.    No Guaranteed Debt Security shall become valid or obligatory for any purpose unless and until the Certificate of Authentication on such Security shall have been manually signed by the Principal Paying Agent.

6.    Due Date not a Business Day.    Any payment of principal or interest required to be made on an Interest Payment Date, a Redemption Date or at maturity of a Guaranteed Debt Security that is not a Business Day need not be made on such nominal day, but may be made on the next succeeding Business Day with the same force and effect as if made on the nominal date and if such principal of or interest on this Security are so paid, no interest shall accrue for the period from and after such nominal date; provided, however that if this Security specifies a LIBOR interest rate such extension of time, if it relates to the date of an interest payment of a Guaranteed Debt Security which does not fall on the date of maturity or payment of principal, would cause such payment to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

7.    Governing Law.    The Guaranteed Debt Security shall be governed by, and interpreted in accordance with, the law of the State of New York, United States of America, except that, if the Security is a Specified Currency Security and if the Specified Currency is converted into euro, all issues of redenomination relating to such conversion shall be governed by the applicable regulations of the EU and the law of the country in which the Specified Currency was legal tender.

8.    Jurisdiction Clause.

(a)  The Bank and Austria each agrees that any legal action by any person arising out of or relating to a Guaranteed Debt Security or the Guarantee may be brought in the State or Federal courts sitting in the New York County, State of New York; and by execution and delivery of a Guaranteed Debt Security, the Bank and Austria each irrevocably submits to such jurisdiction; provided, however, that such submission by Austria does not extend to legal actions against Austria brought under United States securities laws.

(b)  With respect to any such action, the Bank and Austria each will appoint CT Corporation System, with an office on the date hereof at 1633 Broadway, New York, New York 10019, as its agent (CT Corporation System, until a successor authorized agent shall have become such pursuant to (d) below, and thereafter such successor, is herein called the “Authorized Agent”) to receive for and on behalf of the Bank and Austria, service of summons and complaints and other legal process in any such action. Such service may be made by delivering or mailing a copy of the summons and complaint or other legal process to the Bank or Austria, as the case may be, in care of the Authorized Agent, and the Authorized Agent is hereby authorized and directed to accept the same for and on behalf of the Bank and Austria, respectively, and to admit service with respect thereto. Upon service of process being made on the Authorized Agent, as aforesaid, a copy of the summons and complaint or other legal process served shall promptly be mailed to the Bank or Austria, as the case may be, by registered air mail, postage prepaid, return receipt requested. Service upon the Authorized Agent, as aforesaid, shall, to the fullest extent permitted by applicable law, be deemed to be personal service on the Bank or Austria, as the case may be, and shall be legal and binding upon the Bank and Austria, respectively, for all purposes notwithstanding any failure on the part of the Bank or Austria to receive the same.

(c)  The Bank further irrevocably consents to the service of process on it with respect to any such action by the mailing of copies of such process by first class mail to the Bank.

(d)  The Bank and Austria each agrees that so long as any of the Guaranteed Debt Securities remain outstanding it shall maintain a duly appointed agent for the service of summons and complaints and other legal process in the Borough of Manhattan, the City and State of New York for the purposes of any legal action with respect to which it has submitted to the jurisdiction of the courts specified in paragraph (a) above. Each such appointment of an Authorized Agent shall be irrevocable as long as any of the Guaranteed Debt Securities remain outstanding and until the appointment of a successor Authorized Agent in said Borough of Manhattan and such successor’s acceptance of such appointment. The Bank and Austria shall give to the Principal Paying Agent prompt notice of the acceptance by such successor Authorized Agent of such appointment and of the location of and any change in the location of such successor Authorized Agent; and the Principal Paying Agent shall keep such notices on file and available for inspection by the Holder of a Guaranteed Debt Security at the Corporate Trust Offices. The Bank and Austria will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid.

(e)  Notwithstanding the foregoing provisions of (a) through (d) above, any action by any person arising out of or relating to a Guaranteed Debt Security or the Guarantee endorsed hereon may be instituted against the Bank or Austria or both in any competent court in Vienna, Republic of Austria.

(f)  The courts referred to in (a) and (e) above each separately will have exclusive jurisdiction over any legal action referred to in (a) and (e); provided, however, that the Bank and Austria will agree that the final judgment against the Bank or Austria or both (a certified or exemplified copy of which shall, to the fullest extent permitted by applicable law, be conclusive evidence of the fact and of the amount of any indebtedness therein described) in any such action shall, to the fullest extent permitted by applicable law, be conclusive and may, to the fullest extent permitted by applicable law, be enforced in any jurisdiction by suit on the judgment.

9.    Waiver of Sovereign Immunity.    To the extent that either the Bank or Austria has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment in aid of execution, execution or otherwise) with respect to itself or its respective property, the Bank and Austria each will irrevocably waive any such immunity in respect of its respective obligations arising out of or relating to the Guaranteed Debt Securities or the Guarantee in any action that may be instituted in any State or Federal court sitting in New York County, New York, or in any competent court in Vienna, Republic of Austria, by any person; provided, however, that, notwithstanding the foregoing, such waiver (i) shall not extend to legal actions brought under United States securities laws, (ii) shall not be deemed to be, under the laws of Austria, an effective waiver of immunity from attachment of, and execution on a judgment against, certain property in respect of which immunity from such attachment and execution may not be waived, (iii) insofar as it relates to any action that may be instituted in any competent court in Vienna, Republic of Austria, shall be deemed to have only been given to the fullest extent permitted by Austrian law, and (iv) shall not extend to immunity from attachment prior to judgment. This waiver is intended to be effective upon the authentication of a Guaranteed Debt Security by the aforesaid Principal Paying Agent without any further act by the Bank or Austria, as the case may be, before any such court, and the introduction of a true copy of a Guaranteed Debt Security into evidence in any such court shall, to the fullest extent permitted by applicable law, be conclusive and final evidence of such waiver.

10.    Statute of Limitation.    Under New York law (Sections 213 of the Civil Practice Law and Rules) an action for breach of a contractual obligation, such as the Guaranteed Debt Securities, must be commenced within six years after the breach.

11.    Definitions.    As used herein:

(a)  the term “Business Day” means any day, other than a day on which banks are permitted or required to be closed,

(i) in the City of New York; or

(ii) if a Guaranteed Debt Security is a Specified Currency Security in the major financial center for dealing in the Specified Currency;

provided, however, that if a Guaranteed Debt Security is denominated in a Specified Currency that is replaced by the euro, the Bank may substitute definition of Business Day relating to such country by the existing or anticipated market practice for euro denominated debt obligations issued in the euromarkets;

(b) the term “Corporate Trust Offices” means the New York Corporate Trust Office and the London Corporate Trust Office; the term “New York Corporate Trust Office” means the principal corporate trust office of the Principal Paying Agent located at present at 280 Park Avenue in the Borough of Manhattan, the City and State of New York, the term “London Corporate Trust Office” means Deutsche Bank AG London located at present at Winchester House, 1 Great Winchester Street, London, England; and the term “Appropriate Corporate Trust Office” means in the case a Guaranteed Debt Security is issued under in a Single Certificate Structure and in the case a Guaranteed Debt Security is represented by a Definitive Certificate, the New York Corporate Trust Office, in the case a Guaranteed Debt Security is issued under a Dual Certificate Structure and (A) if a Guaranteed Debt Security is represented by a DTC Dual Global Certificate, the New York Corporate Trust Office and (B) if a Guaranteed Debt Security is represented by a Euroclear/Clearstream Global Certificate, the London Corporate Trust Office;

(c)  the term “Fiscal Agency Agreement” means the Fiscal Agency Agreement, dated as of May 11, 1998, among the Bank, Austria and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Fiscal Agent, as originally executed and, if from time to time amended, as so amended;

(d)  the term “Holder” means the person in whose name a Guaranteed Debt Security is registered in the Security Register;

(e)  the term “outstanding” as applied to Guaranteed Debt Securities means, as of any date of determination, all Guaranteed Debt Securities theretofore authenticated and delivered except the Guaranteed Debt Securities theretofore cancelled by the Principal Paying Agent or delivered to the Principal Paying Agent for cancellation pursuant to the Fiscal Agency Agreement; provided, however, that solely for purposes of the “Jurisdiction Clause” above, the Guaranteed Debt Securities of one issuance shall be deemed to have ceased to be outstanding on the earlier of (x) one year after the Maturity Date thereof, or (y) one year after the Redemption Date on which all of such Securities then outstanding shall be redeemed in full; provided further that, in the case default shall occur in the payment of any Guaranteed Debt Securities, the date occurring one year after the date on which monies for the payment in full of principal of and all accrued interest on all such Guaranteed Debt Securities shall have been made available at the Appropriate Corporate Trust Office;

(f)  the term “Predecessor Security” of any particular Guaranteed Debt Security means every previous Guaranteed Debt Security evidencing all or a portion of the same debt as that evidenced by such particular a Guaranteed Debt Security;

(g)  the term “Principal Paying Agent” means Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), a banking corporation organized under the laws of the State of New York, as principal paying agent under the Fiscal Agency Agreement until a successor principal paying agent shall have become such pursuant to the applicable provisions of the Fiscal Agency Agreement, and thereafter “Principal Paying Agent” shall mean such successor principal paying agent;

(h)  the term “Redemption Date” means the date fixed by the Bank for the redemption in accordance with the provisions set forth above under “Redemption—(a)” of any Guaranteed Debt Security to be redeemed pursuant to the provisions set forth above;

(i)  the term “Redemption Price” means the Principal Amount (and premium, if any) of any Guaranteed Debt Security to be redeemed pursuant to “Redemption—(a)” and accrued interest to, but excluding, the Redemption Date; and

(j)  the term “Security Register” means the register for registration of, the registration of transfers of and exchanges of Guaranteed Debt Securities maintained by the Principal Paying Agent at the New York Corporate Trust Office.

Guarantees

Austria will unconditionally guarantee the due and punctual payment of principal of and interest and Additional Interest, if any, on the Guaranteed Debt Securities under the Export Financing Guarantees Act of 1981, as amended. Such Guarantees will be general obligations of Austria and the full faith and credit of Austria will be pledged for the performance thereof. The Act authorizes Austria to guarantee the Guaranteed Debt Securities if they meet certain conditions relating to, among other things, the maximum principal amount of Guaranteed Debt Securities which may be issued at any one time and the maximum interest rate. See “Business—Export Loan Financing by the Bank—Sources of Funds for Export Loans”. No Guaranteed Debt Securities will be issued unless upon such issuance all such conditions are met.

Warrants

The following is a summary of the material provisions of the Warrants and of the Warrant Agreement relating thereto, copies of the forms of which are or will be filed as exhibits to the Registration Statement of which this Prospectus is a part, if any Warrants are issued. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The Bank may issue, together with any Guaranteed Debt Securities, Warrants for the purchase of other Guaranteed Debt Securities. Warrants are to be issued under warrant agreements to be entered into between the Bank and a bank or trust company, as warrant agent (the “Warrant Agent”), all as set forth in the prospectus supplement relating to a particular issue of Warrants. The prospectus supplement relating to the particular issue of Warrants offered thereby will set forth (1) the terms referred to above under “Guaranteed Debt Securities” of the Guaranteed Debt Securities purchasable upon exercise of such Warrants; (2) the principal amount of Guaranteed Debt Securities purchasable upon exercise of one Warrant, the exercise price, and the procedures of, and conditions to, exercise for purchasing such Guaranteed Debt Securities; (3) the dates on which the right to exercise the Warrants shall commence and expire, and whether and under what conditions the Warrants may be terminated or canceled by the Bank; (4) the date, if any, on and after which such Warrants and the related

Guaranteed Debt Securities will be separately transferable; and (5) whether the Warrants represented by the Warrant certificates will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if registered, where they may be transferred and registered.

Governing Law

The Guaranteed Debt Securities and the Guarantees provide that they shall be governed by and interpreted in accordance with the laws of the State of New York. Ortner Pöch Foramitti Rechtsanwälte GmbH, Austrian counsel to the Bank, has advised that such choice of law would be respected by the courts of Austria. However, in original actions brought in Austrian courts, questions of procedural law and, under certain circumstances, questions of public policy, would be governed by Austrian law. Also, it will not be possible to enforce in an Austrian court a judgement of a United States court.

CLEARING AND SETTLEMENT

Certification and Custody

Clearing and settlement arrangements, including the existing links between Euroclear Bank S.A./N.V. as operator of Euroclear and Clearstream, Luxembourg and a link between these systems and DTC, will provide investors access to three major clearing systems. At initial settlement, the Guaranteed Debt Securities will be represented by one global certificate. The DTC Global Certificate deposited with or on behalf of DTC will be issued in registered form in the name of DTC’s nominee Cede & Co. and will represent the Guaranteed Debt Securities held by investors holding Guaranteed Debt Securities through financial institutions that are participants in DTC (“DTC participants”). Euroclear and Clearstream, Luxembourg will hold interests in the DTC Global Certificate on behalf of their respective participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositories, which in turn will hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC.

Payments

Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), New York will act as the Bank’s fiscal agent for the Guaranteed Debt Securities. Principal and interest payments on the Guaranteed Debt Securities will be made by the Bank through the fiscal agent to, or to the order of, the registered holder of the DTC Global Certificate. All payments duly made by the Bank to, or to the order of, the registered holder of the DTC Global Certificate, shall discharge the liability of the Bank under the Guaranteed Debt Securities to the extent of the sum or sums so paid. Therefore, after such payments have been duly made, neither the Bank nor the fiscal agent has any direct responsibility or liability for the payment of principal or interest on the Guaranteed Debt Securities to owners of beneficial interests in the DTC Global Certificate. Payments by direct and indirect DTC participants to owners of beneficial interests in the DTC Global Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the direct or indirect DTC participants. Neither the Bank nor the fiscal agent will have any responsibility or liability for any aspect of the records of DTC relating to or payments made by DTC on account of beneficial interests in the DTC Global Certificate or for maintaining, supervising or reviewing any records of DTC relating to such beneficial interests.

The Clearing Systems

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency”

registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between DTC participants through electronic book-entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include certain of the U.S. depositaries, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Persons who are not DTC participants may beneficially own securities held by DTC only through DTC participants or indirect DTC participants (including Clearstream, Luxembourg, and Euroclear). The rules that apply to DTC and to DTC participants are on file with the SEC.

Transfers of beneficial interests in Guaranteed Debt Securities in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. In addition, beneficial owners of Guaranteed Debt Securities in DTC will receive all distributions of principal of and interest on the Guaranteed Debt Securities from the fiscal agent through a DTC participant. Distributions in the United States will be subject to tax reporting in accordance with relevant United States tax laws and regulations. “Certain Tax Considerations—United States Taxation”.

Because DTC can only act on behalf of DTC participants, who in return act on behalf of indirect DTC participants, and because beneficial owners will hold interests in the Guaranteed Debt Securities through direct or indirect DTC participants, the ability of such beneficial owners to pledge Guaranteed Debt Securities to persons or entities that do not participate in DTC, or otherwise take actions with respect to such Guaranteed Debt Securities, may be limited.

The established procedures of DTC provide that:

•	upon issuance of the Guaranteed Debt Securities by the Bank, DTC will credit the accounts of DTC participants designated by the Underwriters (who may be named in the Prospectus Supplements) with the principal amount of the Guaranteed Debt Securities purchased by such Underwriters, and

•	ownership of interests in the DTC Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the direct DTC participants and the indirect DTC participants.

The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the DTC Global Certificate is limited to such extent.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated as a limited liability company under the laws of Luxembourg and is owned by Deutsche Börse AG. Clearstream, Luxembourg holds securities for the participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg participants through electronic book-entry changes in accounts of Clearstream, Luxembourg participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream, Luxembourg in various currencies, including U.S. dollars. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Participants of Clearstream, Luxembourg are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters (as may be defined in the

Prospectus Supplements). Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of Clearstream, Luxembourg either directly or indirectly.

Distributions with respect to the Guaranteed Debt Securities held beneficially through Clearstream, Luxembourg will be credited to cash accounts of participants of Clearstream, Luxembourg in accordance with its rules and procedures.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in various currencies, including U.S. dollars. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator and all Euroclear securities clearance accounts and Euroclear cash accounts are with the Euroclear Operator. They are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of the participants of Euroclear, and has no record of or relationship with persons holding through participants of Euroclear. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters (as may be defined in the Prospectus Supplements). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Distributions with respect to Guaranteed Debt Securities held beneficially through Euroclear will be credited to the cash accounts of the participants of Euroclear in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator.

Global Clearance and Settlement Procedures

Primary Market

Investors electing to hold their Guaranteed Debt Securities through DTC (other than through accounts at Euroclear or Clearstream, Luxembourg) will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Guaranteed Debt Securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. The Guaranteed Debt Securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg holders on the Business Day following the settlement date against payment for value on the settlement date.

Secondary Market

Trading Between DTC Participants.    Secondary market trading between DTC participants (other than through accounts at Euroclear or Clearstream, Luxembourg) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants.    Secondary market trading between Euroclear participants and/or Clearstream, Luxembourg participants will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Trading Between DTC Participants and Euroclear or Clearstream, Luxembourg Participants.    Crossmarket transfers between persons holding directly or indirectly through DTC (other than through accounts at Euroclear or Clearstream, Luxembourg), on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant European clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Guaranteed Debt Securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to the U.S. depositaries of their respective clearing systems.

Because of time zone differences, credits of Guaranteed Debt Securities received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Guaranteed Debt Securities settled during such processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Guaranteed Debt Securities by or through a Euroclear or Clearstream, Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in DTC.

CERTAIN TAX CONSIDERATIONS

Austrian Taxation

In the opinion of Ortner Pöch Foramitti Rechtsanwälte GmbH, Austrian counsel to the Bank, under Austrian law presently in effect, upon payment of the principal of and premium and interest, if any, on the Guaranteed Debt Securities, none of the Bank, the Fiscal Agent, any paying agency, or Austria will be obligated to withhold any amount for taxes, fees, assessments or other governmental charges imposed by Austria or any province, municipality or other political subdivision or taxing authority thereof or therein, provided that pursuant to a law enacted on July 7, 1988, in the case of issuances of the Guaranteed Debt Securities made after December 31, 1988, such payments are made outside Austria or to a non-resident of Austria (within the meaning of Austrian tax law) who is not a resident of an EU Member State and who adequately discloses his status as a non-resident to the payor. For EU residents see European Union Directive on Taxation of Savings Income on page 119.

United States Taxation

The following summary, which is set forth in reliance upon an opinion of Shearman & Sterling LLP, New York, New York, counsel to the Bank, is a summary of some of the material United States federal income tax consequences of the purchase, ownership and dispositions of a Guaranteed Debt Security to the United States Holders (as defined below). Additional United States federal income tax consequences may be set forth in Prospectus Supplements dated the date hereof or in a Pricing Supplement. The following discussion is not to be construed as tax advice for investors. Persons considering the purchase of Guaranteed Debt Securities are urged to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations, rulings, judicial decisions, and administrative pronouncements, as of the date hereof, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis. This discussion addresses only Guaranteed Debt Securities purchased by United States Holders in the initial offering at their issue price and held as capital assets within the meaning of Section 1221 of the Code. The “issue price” of a Guaranteed Debt Security will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Guaranteed Debt Securities is sold for money.

This discussion does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, including United States expatriates, insurance companies, tax-exempt institutions or investors, financial institutions, persons subject to the alternative minimum tax, dealers in securities or foreign currencies, traders who have elected “mark-to-market” treatment, investors that actually or constructively own 10% or more of the voting stock or outstanding share capital of the Bank, persons holding their Guaranteed Debt Securities as part of a short sale, straddle, hedging transaction, conversion transaction or other integrated transaction, or United States Holders whose functional currency is not the U.S. dollar. Such holders may be subject to United States federal income tax consequences different from those described below.

A “United States Holder” means an owner of a Guaranteed Debt Security that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof, (iii) an estate whose income is subject to United States federal income taxation regardless of its source or (iv) a trust that is subject to the supervision of a court within the United States and is under the control of a U.S. person. A partner in a partnership that holds Guaranteed Debt Securities is urged to consult its own tax advisor regarding the specific tax consequences of the purchase, ownership and disposition of the Guaranteed Debt Securities.

U.S. Dollar Guaranteed Debt Securities

Interest.    The gross amount of interest paid on a Guaranteed Debt Security (including any amounts withheld and any Additional Interest paid as described in “Description of Guaranteed Debt Securities—The Terms and Conditions—Additional Interest”) will generally be includible in the gross income of a United States Holder as ordinary interest income at the time the interest is received or accrued, in accordance with the United States Holder’s method of accounting for United States federal income tax purposes.

The interest income earned by a United States Holder will be income from sources outside the United States, which may be relevant to a United States Holder in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex and United States Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

Sale, Exchange or other Disposition. of the Guaranteed Debt Securities.    Upon the sale, exchange or other disposition of a Guaranteed Debt Security, a United States Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized (other than amounts attributable to accrued and unpaid interest, which will be taxable as ordinary interest income as described above) and the United States Holder’s adjusted tax basis in the Guaranteed Debt Security. A United States Holder’s initial tax basis in a Guaranteed Debt Security generally will equal the cost of the Guaranteed Debt Security to the holder.

Any capital gain or loss recognized by a United States Holder on the sale, exchange or other disposition of a Guaranteed Debt Security will generally be United States source and will be long-term capital gain or loss if the Guaranteed Debt Security has been held for more than one year at the time of the sale, exchange, or other disposition. In the case of an individual United States Holder, any such long-term gain will generally be eligible for preferential United States federal income tax rates. The deductibility of capital losses is subject to limitations.

Foreign Currency Guaranteed Debt Securities

Payments in a Foreign Currency.    For purposes of this summary, “Foreign Currency” means a currency or currency unit other than U.S. dollars and “Foreign Currency Guaranteed Debt Security” means a Guaranteed Debt Security on which all payments which a United States Holder is entitled to receive are denominated in or determined by reference to the value of a single Foreign Currency.

Interest—Cash Method.    A United States Holder who uses the cash method of accounting for United States federal income tax purposes and who receives a payment of interest on a Guaranteed Debt Security will be required to include in income the U.S. dollar value of the Foreign Currency payment (based on the exchange rate on the date of receipt) regardless of whether the payment is in fact converted into U.S. dollars at that time, and such U.S. dollar value will be the United States Holder’s tax basis in such Foreign Currency.

Interest—Accrual Method.    A United States Holder who uses the accrual method of accounting for United States federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to a Guaranteed Debt Security during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange in effect for the interest accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the United States Holder’s taxable year. A United States Holder may elect, however, to translate such accrued interest income at the spot rate on the last day of the accrual period, or the last day of the taxable year in the case of a partial accrual period. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, an electing United States Holder may translate such interest at the spot rate on the date of receipt. The above election will apply to all debt obligations held by the United States Holder at the beginning of the first taxable year to which the election applies and may not be changed without the consent of the Internal Revenue Service (“IRS”). A United States Holder should consult a tax advisor before making the above election.

A United States Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest on the date such interest is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

Purchase, Sale and Disposition of Foreign Currency Guaranteed Debt Securities.    Upon the sale, retirement or other disposition of a Guaranteed Debt Security, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, retirement or other disposition and such United States Holder’s adjusted tax basis in the Guaranteed Debt Security. Such gain or loss generally will be U.S. source capital gain or loss (except to the extent of any foreign exchange gain or loss) and will be long-term capital gain or loss if at the time of sale, retirement or other disposition the Guaranteed Debt Security has been held by such United States Holder for more than one year. To the extent the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income as described above. If a United States Holder receives Foreign Currency on such a sale, retirement or other disposition, the amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the Guaranteed Debt Security is disposed of (or deemed disposed of as a result of a material change in the terms of the Guaranteed Debt Security). In the case of a Guaranteed Debt Security that is denominated in

Foreign Currency and is traded on an established securities market, a cash basis United States Holder (or, upon election, an accrual basis United States Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency payment at the spot rate on the settlement date of the sale. A United States Holder’s tax basis in a Guaranteed Debt Security will be the U.S. dollar value of the Foreign Currency amount paid for such Guaranteed Debt Security, determined on the date of such purchase. In the case of a Guaranteed Debt Security that is denominated in Foreign Currency and is traded on an established securities market, a cash basis United States Holder (or, upon election, an accrual basis United States Holder) will determine the U.S. dollar value of the amount paid by translating the Foreign Currency payment at the spot rate on the settlement date of the purchase.

Gain or loss realized upon the sale, retirement or other disposition of a Guaranteed Debt Security that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, generally from sources within the United States, and will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the Foreign Currency principal amount of the Guaranteed Debt Security, determined on the date such payment is received or the Guaranteed Debt Security is disposed of, and the U.S. dollar value of the Foreign Currency principal amount of the Guaranteed Debt Security, determined on the date the United States Holder acquired the Guaranteed Debt Security. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the United States Holder on the sale, retirement or other disposition.

A United States Holder may be required to report a sale, retirement or other taxable disposition of its Guaranteed Debt Securities on IRS Form 8886 (Reportable Transaction Disclosure Statement) if it recognizes a foreign currency loss that exceeds U.S.$50,000 in a single taxable year from a single transaction in the Guaranteed Debt Securities, if such United States Holder is an individual or trust, or higher amounts for other non-individual United States Holders. United States Holders are advised to consult their tax advisors in this regard.

Exchange of Foreign Currencies.    A United States Holder will have a tax basis in any Foreign Currency received as interest or on the sale, retirement or other disposition of a Guaranteed Debt Security equal to the U.S. dollar value of such Foreign Currency at the spot rate on the date the Foreign Currency is received. Any exchange gain or loss realized by a United States Holder on a sale, or other disposition of Foreign Currency (including its exchange for U.S. dollars or its use to purchase Guaranteed Debt Securities) generally will be treated as U.S. source ordinary income or loss.

Backup Withholding and Information Reporting.

Under current United States federal income tax law, a backup withholding tax of 28% and information reporting requirements apply to certain payments of principal, premium and interest made to, and to the proceeds of sale before maturity by, certain non-corporate United States persons. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”). Non-United States Holders generally will not be subject to United States information reporting or backup withholding. However, such holders may be required to provide certification of non-United States status in connection with payments received in the United States or through certain United States-related financial intermediaries.

Prospective purchasers of Guaranteed Debt Securities are urged to consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and, to the extent in excess thereof, may entitle such holder to a refund, provided that the required information is furnished to the IRS.

European Union Directive on Taxation of Savings Income

The European Union has adopted a directive regarding the taxation of savings income (the “Directive”). Under the Directive, Member States are required to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in such other Member States, except that Austria, Belgium and Luxembourg are imposing a withholding system for a transitional period (the ending of such transitional period being dependent upon the conclusion of agreements relating to information exchange with certain other countries and, in the case of Austria, to approval by the Austrian Parliament). The Directive has been implemented in Austria by the “EU-Quellensteuergesetz” (European Union Withholding Tax Act), Federal Law Gazette 1 2004/33 which became operative at the same time as the Directive, July 1, 2005. Because payment on the Guaranteed Debt Securities will be made outside of Austria, Austrian withholding under the European Union Withholding Tax Act, which implemented the Directive, will not apply.

Holders of Guranteed Debt Securities should consult their own tax advisors regarding the Directive and should note that the provisions granting Additional Interest, referred to in “Description of Guaranteed Debt Securities—The Terms and Conditions—Additional Interest” will not apply in respect of any withholding tax imposed as a result of the implementation of the Directive.

PLAN OF DISTRIBUTION

The Bank may sell the Guaranteed Debt Securities and Warrants (the “Securities”) in any of three ways:

•	through one or more underwriters,

•	directly to one or a limited number of institutional purchasers or

•	through agents.

Each prospectus supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters or agents, the purchase price of the Securities and the net proceeds to the Bank from such sale, any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Securities may be listed.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, directly by underwriters which may include one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The Securities may be sold directly by the Bank or through agents designated by the Bank from time to time. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Bank to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such Securities for its own account.

If so indicated in the applicable prospectus supplement, the Bank will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Securities from the Bank at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with the Bank to indemnification by the Bank against certain civil liabilities, including liabilities under the United States Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Bank in the ordinary course of business.

LEGAL OPINIONS

The validity of the Guaranteed Debt Securities and Warrants will be passed upon on behalf of the Bank by Ortner Pöch Foramitti Rechtsanwälte GmbH, Strauchgasse 1-3, A-1010 Vienna, Austria and by Shearman & Sterling LLP, Gervinusstrasse 17, 60322 Frankfurt am Main, Germany. The validity of the Guaranteed Debt Securities and Warrants will be passed upon on behalf of the Underwriters by Davis Polk & Wardwell, MesseTurm, 60308 Frankfurt am Main, Germany. In giving their opinions Shearman & Sterling LLP and Davis Polk & Wardwell may rely as to all matters of Austrian law upon the opinions of Ortner Pöch Foramitti Rechtsanwälte GmbH.

AUTHORIZED AGENT

The name and address of the authorized agent of the Bank and Austria in the United States is Dr. Eva Nowotny, Ambassador of the Republic of Austria to the United States, Austrian Embassy, 3524 International Court, N.W., Washington, D.C. 20008.

FURTHER INFORMATION

A Registration Statement with respect to the Bank and Austria has been filed with the SEC. You can inspect a copy of the Registration Statement at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of the Registration Statement at prescribed rates for the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. All filings made after November 4, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website, www.sec.gov. Reports and other information concerning the Bank may also be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    Amount of Funded Debt and Estimated Amount of Floating Debt.

All of the funded and floating debt of the Bank is guaranteed by the Republic of Austria. There is no provision for substitution of security with regard thereto.

Item 11.    Estimated Expenses.

It is estimated that the expenses of the Bank in connection with the sale of the Securities and Warrants hereunder will be as follows:

SEC Filing Fee	$132,448.20
Printing Costs	10,000
Legal Fees and Expenses	100,000
Fiscal Agent	10,000
Rating Agencies’ Fees	80,000
Miscellaneous	2,000

Total	$334,448.20	*

*	Exclusive of partial reimbursement of underwriters’ expenses.

Item 13.    Copy of Agreements with Underwriters.

See Exhibit 1.1 included herein.

Item 14.    Agreement of the Bank.

The Bank hereby agrees to furnish copies of the opinions of Ortner Pöch Foramitti Rechtsanwälte GmbH and of Shearman & Sterling LLP, Austrian and United States counsel, respectively, for the Bank, with respect to the legality of each issuance of Guaranteed Debt Securities or Warrants at the time of issuance thereof.

CONTENTS

This Registration Statement comprises:

(1)	The facing sheet;

(2)	The explanatory note;

(3)	The cross-reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus;

(4)	The Prospectus; and

(5)	Part II, consisting of pages II-1 to II-6.

(6)	The following exhibits:

1.1

—Form of Underwriting Agreement and Purchase Agreement between Oesterreichische Kontrollbank Aktiengesellschaft and the Representatives of the Underwriters filed as Exhibit 1(a) to Post-Effective Amendment No. 1 to Registration Statement No. 333-7982 and incorporated herein by reference.

3.1

—Statutes of the Bank (analogous to the articles of incorporation of a corporation, filed as Exhibit 3.1 to Post-Effective Amendment No. 2 to Registration Statement No. 333-89058 and incorporated herein by reference).

4.1

—Fiscal Agency Agreement, including certain exhibits and annexes thereto, among Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Fiscal Agent, dated as of May 11, 1998 filed as Exhibit 4(a) to Post-Effective Amendment No. 1 to Registration Statement No. 333-7982 and incorporated herein by reference.

4.2

—Supplemental Agency Agreement among Oesterreichische Kontrollbank Aktiengesellschaft, the Republic of Austria, Deutsche Bank Aktiengesellschaft, Bankers Trust Company London, and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) New York, as fiscal agent, dated as of September 30, 2000 filed as Exhibit 4(a) to Post Effective Amendment No. 4 to Registration Statement No. 333-7982 and incorporated herein by reference.

5.1

—Form of Opinion of Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, United States counsel to the Bank, in respect of the legality of the Securities filed as Exhibit 5(a) to Amendment No. 2 to Registration Statement No. 333-7982 and incorporated herein by reference.*

5.2

—Form of Opinion of Ortner Pöch Foramitti Rechtsanwälte GmbH, Strauchgasse 1-3, 1010 Vienna, Austria, Austrian Counsel to the Bank, in respect of the legality of the Securities filed as Exhibit 5(b) to Amendment No. 2 to Registration Statement No. 333-7982 and incorporated herein by reference.*

23.1	—Consent of Ortner Pöch Foramitti Rechtsanwälte GmbH.

23.2	—Consent of Shearman & Sterling LLP.

23.3	—Consent of Silvia Maca.

23.4	—Consent of KPMG.

*	To be filed by post-effective amendment in accordance with the undertaking set forth in Item 14 on page II-1.

UNDERTAKING

The Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)  To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

(of the Issuer)

Pursuant to the requirements of the Securities Act of 1933, as amended, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria on the 12th day of May, 2006.

OESTERREICHISCHE KONTROLLBANK

    AKTIENGESELLSCHAFT

/s/ DR. JOHANNES ATTEMS
Dr. Johannes Attems
Member of the Board
of Executive Directors

and	/s/ MAG. WALTRAUT BURGHARDT
Mag. Waltraut Burghardt
Senior Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 12th day of May, 2006.

Signature	Title

/s/ DR. JOHANNES ATTEMS Dr. Johannes Attems	Member of the Board of Executive Directors

/s/ MAG. WALTRAUT BURGHARDT Mag. Waltraut Burghardt	Senior Director

/s/ JOHANN GOLDSCHMIDT Johann Goldschmidt	Senior Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Republic of Austria and of Oesterreichische Kontrollbank Aktiengesellschaft in the United States, has signed this Registration Statement in the City of Washington, D.C. on the 12th day of May, 2006.

/s/ DR. EVA NOWOTNY
Dr. Eva Nowotny
Ambassador of the Republic of
Austria to the United States

SIGNATURE

(of the Guarantor)

Pursuant to the requirements of the Securities Act of 1933, as amended, the Republic of Austria has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C. on the 12th day of May, 2006.

REPUBLIC OF AUSTRIA

By:	/s/ DR. EVA NOWOTNY
Dr. Eva Nowotny
Ambassador of the Republic of
Austria to the United States

EXHIBIT INDEX

1.1

—Form of Underwriting Agreement and Purchase Agreement between Oesterreichische Kontrollbank AG and the Representatives of the Underwriters filed as Exhibit 1(a) to Post-Effective Amendment No. 1 to Registration Statement No. 333-7982 and incorporated herein by reference.

3.1

—Statutes of the Bank (analogous to the articles of incorporation of a corporation, filed as Exhibit 3.1 to Post-Effective Amendment No. 2 to Registration Statement No. 333-89058 and incorporated herein by reference).

4.1

—Fiscal Agency Agreement, including certain exhibits and annexes thereto, among Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Fiscal Agent, dated as of May 11, 1998 filed as Exhibit 4(a) to Post-Effective Amendment No. 1 to Registration Statement No. 333-7982 and incorporated herein by reference.

4.2

—Supplemental Agency Agreement among Oesterreichische Kontrollbank Aktiengesellschaft, the Republic of Austria, Deutsche Bank AG, Bankers Trust Company London, and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) New York, as fiscal agent, dated as of September 30, 2000 filed as Exhibit 4(a) to Post-Effective Amendment No. 4 to Registration Statement No. 333-7982 and incorporated herein by reference.

5.1

—Form of Opinion of Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, United States counsel to the Bank, in respect of the legality of the Securities filed as Exhibit 5(a) to Amendment No. 2 to Registration Statement No. 333-7982 and incorporated herein by reference.*

5.2

—Form of Opinion of Ortner Pöch Foramitti Rechtsanwälte GmbH, Strauchgasse 1-3, 1010 Vienna, Austria, Austrian Counsel to the Bank, in respect of the legality of the Securities filed as Exhibit 5(b) to Amendment No. 2 to Registration Statement No. 333-7982 and incorporated herein by reference.*

23.1	—Consent of Ortner Pöch Foramitti Rechtsanwälte GmbH.

23.2	—Consent of Shearman & Sterling LLP.

23.3	—Consent of Silvia Maca.

23.4	—Consent of KPMG.

*	To be filed by post-effective amendment in accordance with the undertaking set forth in Item 14 on page II-1.